 

Metropolitan Bank Holding

Since 1999

MCB
LISTED
NYSE

2025
Annual
Report

Financial Highlights

Total Return Performance



- Metropolitan Commercial Bank
- NYC Middle-Market Banks [1,2]
- KBW Regional Banking Index ("KRX")

322
156
149

3/30/2023 · 8/22/2023 · 1/14/2024 · 6/7/2024 · 10/30/2024 · 3/24/2025 · 8/16/2025 · 1/8/2026

Source: Bloomberg
1 Includes CNOB, DCOM, OCFC, PFS and VLY.
2 Cumulative shareholder return (change in stock price plus reinvested dividends).

Exceptional Financial Performance Since 2017 IPO



Loans CAGR[1, 1*]
2017-2025
- MCB: 21.7%
- KRX Median[2]: 8.7%
- NYC Middle-Market Banks[3]: 13.4%

Deposits CAGR[1, 1*]
2017-2025
- MCB: 23.0%
- KRX Median[2]: 8.8%
- NYC Middle-Market Banks[3]: 14.1%

Pre-Tax, Pre-Provision Net Revenue[4] CAGR[1] | 2017-2025
- MCB: 20.7%
- KRX Median[2]: 8.2%
- NYC Middle-Market Banks[3]: 13.0%



Earnings per Share CAGR[1]
2017-2025
- MCB: 13.9%
- KRX Median[2]: 8.1%
- NYC Middle-Market Banks[3]: 2.5%



Tangible Book Value per Share[4] CAGR[1]
2017-2025
- MCB: 13.2%
- KRX Median[2]: 6.2%
- NYC Middle-Market Banks[3]: 4.8%




Share Price Performance Since IPO[5]
November 7, 2017
- MCB: 169.8%
- KRX Median[2]: 27.3%
- NYC Middle-Market Banks[3]: 5.3%

Source: FactSet, S&P Global Market Intelligence.

1 CAGR from December 31, 2017 through December 31, 2025.

1* KRX and NYC Middle Market-Banks include growth resulting from acquisitions.

2 KRX Index represents median performance of the KBW Regional Banking Index constituents.

3 Includes CNOB, DCOM, OCFC, PFS and VLY.

4 Non-GAAP financial measure. See reconciliation to GAAP measure beginning on page ii.

5 Performance since November 7, 2017 (MCB offering price of $35.00 per share) through February 17, 2026.

About the Cover

Manhattan's Midtown West Skyline | New York, New York

Photographed for Metropolitan Commercial Bank on May 11, 2025, during the evening blue hour from Hamilton Park along the Hudson River shoreline in Weehawken, New Jersey.

A waxing gibbous moon—nearly full and one night before May's "Flower Moon"—casts a subtle natural glow across the Midtown skyline.



Mark R. DeFazio
Founder, President and CEO
Metropolitan Bank Holding Corp.

Dear fellow stockholders:

Last year, I closed my letter with a commitment to continue building long-term shareholder value. I am pleased to report that in 2025 we believe that we delivered on that commitment.

Metropolitan Commercial Bank ("MCB") continued to outperform peers in our market, as well as the broader KBW Regional Banking Index. Total shareholder returns and key operating performance metrics strengthened and scaled throughout the year.

These results reflect a disciplined and focused approach to our mission: creating value for clients, clearly defining our risk appetite and consistently adhering to it, and investing thoughtfully in technology and our people.

In 2025, we moved closer to fully integrating our new technology platform, Modern Banking in Motion, and expect to complete the integration by April 2026. This multi-year investment positions MCB to support a significantly larger asset base—well beyond the $10 billion mark—while improving scalability and operating efficiency. In parallel, we have continued investing in the human capital required to operate, support, and fully leverage this platform. Together, these investments position MCB for continued growth while enhancing our ability to serve clients and create long-term shareholder value.

MCB's strategic planning has always been forward-looking—focused on maintaining a strong competitive position, growing alongside our clients, and consistently demonstrating the value of our independence. Delivering sustainable long-term shareholder value is a core obligation to our investors.

The banking industry is as complex today as at any point in my career. Non-bank competition continues to expand, geopolitical developments create volatility, liquidity remains constrained across the sector, and macroeconomic uncertainty persists. Against this backdrop, MCB's forward-looking approach is designed to meet these challenges head-on while building safeguards that help ensure disruptions do not materially impact our performance.

Our Path Forward

Several initiatives that are launching this year are expected to further strengthen our sustainable growth trajectory and support our goal of top-quartile performance compared to our peers. These include the rollout of our payments platform for iGaming, our HUD off-balance-sheet lending platform, and our AI initiative—each of which we believe can contribute meaningful results for years to come.

I want to thank our stockholders, Board of Directors, clients, employees, and regulatory partners for their continued trust, support, and guidance.

Sincerely,

Mark R. DeFazio
Founder, President and Chief Executive Officer
Metropolitan Bank Holding Corp.

This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" beginning on page 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

Non-GAAP Financial Measures

This document contains certain financial measures determined by methods other than in accordance with U.S. generally accepted accounting principles ("GAAP"). Management believes these non-GAAP financial measures provide useful supplemental information to investors regarding the Company's financial condition and results of operations.

These measures should not be considered in isolation or as a substitute for GAAP measures. The following tables reconcile the non-GAAP financial measures to the most directly comparable GAAP measures.

Tangible Book Value Per Share

(dollars in thousands, except per share data)

Tangible book value per share is defined as tangible common equity divided by common shares outstanding at period-end.

For the years ending December 31,	2025	2024	2023	2022	2021	2020	2019	2018	2017
Tangible common equity (GAAP)	$ 733,379	$ 720,094	$ 649,288	$ 566,164	$ 547,256	$ 325,552	$ 283,889	$ 249,282	$ 221,649
Common shares outstanding	10,088,617	11,197,625	11,062,729	10,949,965	10,920,569	8,295,272	8,312,918	8,217,274	8,196,310
Tangible book value per share (non-GAAP)	**$72.69**	**$64.31**	**$58.69**	**$51.70**	**$50.11**	**$39.25**	**$34.15**	**$30.34**	**$27.04**

Pre-Tax, Pre-Provision Net Revenue

(dollars in thousands)

Pre-tax, pre-provision net revenue is defined as total revenue minus the sum of non-interest expense and the gain (or loss) on sales of securities.

For the years ending December 31,	2025	2024	2023	2022	2021	2020	2019	2018	2017
Total Revenue (GAAP)	$ 315,106	$ 276,913	$ 250,739	$ 255,751	$ 180,698	$ 141,924	$ 108,239	$ 83,177	$ 63,382
Less: Non-interest expense	(176,005)	(173,575)	(131,538)	(148,737)	(87,312)	(74,518)	(59,955)	(43,471)	(32,745)
Less: Gain (loss) on sale of securities	(674)	0	0	0	(609)	(3,286)	0	(37)	0
Pre-tax, pre-provision net revenue (non-GAAP)	**$ 138,427**	**$ 103,338**	**$ 119,201**	**$ 107,014**	**$ 92,777**	**$ 64,120**	**$ 48,284**	**$ 39,743**	**$ 30,637**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: **001-38282**

METROPOLITAN BANK HOLDING CORP.
(Exact name of registrant as specified in its charter)

New York	**13-4042724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
99 Park Avenue, New York, New York	**10016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 659-0600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Ticker Symbol**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	MCB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 30, 2025, as reported by the New York Stock Exchange, was approximately $695.4 million.

As of February 13, 2026, there were issued and outstanding 10,116,117 shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

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TABLE OF CONTENTS

GLOSSARY OF COMMON TERMS AND ACRONYMS

ACL	Allowance for credit losses	FDIC	Federal Deposit Insurance Corporation
AFS	Available-for-sale	FHLB	Federal Home Loan Bank
ALCO	Asset Liability Committee	FHLBNY	Federal Home Loan Bank of New York
AOCI	Accumulated other comprehensive income	FRB	Federal Reserve Bank
ASC	Accounting Standards Codification	FRBNY	Federal Reserve Bank of New York
ASU	Accounting Standards Update	FX	Foreign exchange
BaaS	Banking-as-a-Service	GAAP	U.S. Generally accepted accounting principles
Bank	Metropolitan Commercial Bank	GPG	Global Payments Group
BHC Act	Bank Holding Company Act of 1956, as amended	HTM	Held-to-maturity
BSA	Bank Secrecy Act	IRR	Interest rate risk
C&I	Commercial and Industrial	ISO	Incentive stock option
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	JOBS Act	The Jumpstart Our Business Startups Act
CECL	Current Expected Credit Loss	LTV	Loan-to-value
Company	Metropolitan Bank Holding Corp.	MBS	Mortgage-backed securities
Coronavirus	COVID-19	N/A	Not applicable
CRA	Community Reinvestment Act	NYDFS	New York State Department of Financial Services
CRE	Commercial real estate	OCC	Office of the Comptroller of the Currency
CRE Guidance	Commercial Real Estate Lending, Sound Risk Management Practices	PRSU	Performance-based restricted stock units
DIF	Deposit Insurance Fund	ROU	Right of use
EB-5 Program	EB-5 Immigrant Investor Program	SEC	U.S. Securities and Exchange Commission
EGC	Emerging Growth Company	SOFR	Secured Overnight Financing Rate
ERMC	Enterprise Risk Management Committee	USD	U.S. Dollar
EVE	Economic value of equity	USCIS	United States Citizenship and Immigration Services
FASB	Financial Accounting Standards Board		

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "consider," "should," "plan," "estimate," "predict," "continue," "probable," and "potential" or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Metropolitan Bank Holding Corp. (the "Company") and its wholly-owned subsidiary Metropolitan Commercial Bank (the "Bank"), share repurchases under the Company's share repurchase program, dividend payments and the Company's strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report on Form 10-K that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that are difficult to predict and are generally beyond our control and that may cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from those results expressed or implied include those factors listed under Part I, Item 1A., "Risk Factors" and as described in Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. In addition, these factors include but are not limited to:

- a failure to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

- changes in loan demand and declines in real estate values in the Company's market area, which may adversely affect our loan production;

- borrower and depositor concentrations (e.g., by geographic area and by industry);

- the interest rate policies of the Federal Reserve and other regulatory bodies;

- general economic conditions, including unemployment rates, and potential recessionary and inflationary indicators, either nationally or locally, including the related effects on our borrowers and other clients, such as adverse changes to credit quality, and on our financial condition and results of operations;

- an unanticipated loss of key personnel or existing clients, or an inability to attract key employees;

- system failures or cybersecurity breaches of our information technology infrastructure and/or confidential information or those of the Company's third-party service providers;

- failure to maintain current technologies or technological changes and enhancements that may be more difficult or expensive to implement than anticipated, and failure to successfully implement future information technology enhancements;

- emerging issues related to the development and use of artificial intelligence that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business or clients;

- the timely and efficient development of new products and services offered by the Company, as well as risks (including reputational and litigation) attendant thereto, and the perceived overall value and acceptance of these products and services by clients;

- the successful implementation or consummation of new business initiatives, which may be more difficult or expensive than anticipated;

- an unexpected adverse financial, regulatory, legal or bankruptcy event experienced by our financial service clients or critical technology service providers;

- unexpected increases in our expenses;

- changes in liquidity, including funding sources, deposit flows and the size and composition of our deposit portfolio, and the percentage of uninsured deposits in the portfolio;

- an unexpected deterioration in the performance of our loan or securities portfolios and our inability to absorb the amount of actual losses inherent in the portfolio;

- difficulties associated with achieving or predicting expected future financial results;

- growth that differed from expectations and our ability to manage our growth;

- increases in competitive pressures among financial institutions or from non-financial institutions which may result in unanticipated changes in our loan or deposit rates;

- unexpected adverse impacts related to future acquisitions or divestitures;

- impacts related to or resulting from regional and community bank failures and stresses to regional banks, or conditions in the securities markets or the banking industry being less favorable than currently anticipated;

- changes in accounting principles, policies or guidelines that may cause the Company's financial condition or results of operation to be reported or perceived differently;

- legislative, tax or regulatory changes or actions, including changes and the potential for changes to regulatory policy and the promulgation of new laws and regulations at the federal, state, or local level in municipalities where we operate, may adversely affect the Company's business;

- unanticipated increases in FDIC insurance premiums or future assessments;

- the costs, including the possible incurrence of fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results; and

- the current or the potential impact on the Company's operations, financial condition, and clients resulting from natural or man-made disasters, severe weather events, wars, military conflict, acts of terrorism, other geopolitical events, cyberattacks, and global pandemics, or localized epidemics.

The Company's ability to predict results or the actual effects of its plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions made, or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect conditions only as of the date of this filing. Forward-looking statements speak only as of the date of this document. The Company undertakes no obligation (and expressly disclaims any obligation) to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as may be required by law.

PART I

Item 1. Business

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state-chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and individuals primarily in the New York metropolitan area. The Company's founding members, including its Chief Executive Officer, Mark DeFazio, recognized a need in the New York metropolitan area for a solutions-oriented, commercial banking franchise focused on building relationships with middle market companies and real estate entrepreneurs whose financial needs are often overlooked by larger financial institutions. The Bank was established in 1999 with the goal of helping these under-served clients build and sustain wealth. Its motto, "The Entrepreneurial Bank," is a reflection of the Bank's aspiration to develop a commercially oriented middle-market bank that shares the same entrepreneurial spirit as its clients. By offering an extensive suite of financial products and highly customized personal services, combined with strong technology offerings and a community-based relationship focus, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area and elsewhere. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; customized financial solutions for government entities, municipalities, public institutions and charter schools; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program escrow accounts of foreign investor funds for USCIS approved job-creating projects.

The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with seven strategically located banking centers, generate a stable source of deposits to fund a diverse loan portfolio with attractive risk-adjusted yields. As of December 31, 2025, the Company's assets, loans, deposits, and stockholders' equity totaled $8.3 billion, $6.8 billion, $7.4 billion and $743.1 million, respectively.

As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System. The Company is required to file with the FRB reports and other information regarding its business operations and the business operations of its subsidiaries. As a state-chartered bank that is a member of the FRB, the Bank is subject to FDIC regulations as well as supervision, periodic examination and regulation by the NYDFS as its primary state regulator and by the FRB as its primary federal regulator.

Available Information

The SEC maintains an internet site, www.sec.gov, that contains the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments thereto, and other reports electronically filed with the SEC. The Company makes these documents that have been filed with the SEC available free of charge through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. Information included on the Company's website is not part of this Annual Report on Form 10-K.

Market Area

The Company's primary market includes the New York metropolitan area. This market is well-diversified and represents a large market for middle market businesses (defined as businesses with annual revenue of $5 million to $400 million). The Company's market area has a diversified economy, with the majority of employment provided by services, wholesale/retail trade, finance/insurance/real estate, technology companies and construction. A relationship-led strategy has provided the Company with select opportunities in other U.S. markets, with a particular focus on South Florida.

The Company operates seven banking centers strategically located within close proximity to target clients. There are four banking centers in Manhattan, one in Brooklyn, New York, one in Lakewood, New Jersey and one in Great Neck, Long Island. The 99 Park Avenue banking center, adjacent to the Company headquarters, is located at the center of one of the largest markets for bank deposits in the New York Metropolitan Statistical Area due to the abundance of corporate and high net worth clients. The Manhattan banking centers are centrally located in the heart of neighborhoods notably associated with specific business sectors with which the Company has strong existing relationships. The Brooklyn banking center is in the active Boro Park neighborhood, which is home to many small- and medium-sized businesses, and where several important existing lending clients live and work. The banking centers in Great Neck, Long Island and Lakewood, New Jersey represent a natural extension of the Company's efforts to establish a physical footprint in areas where many of its existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. The Company also has a loan production office in Miami, Florida. Additionally, in the second quarter of 2026 we plan to open a banking center in West Palm Beach, Florida.

Competitors

The bank and non-bank financial services industry in the Company's markets and surrounding areas is highly competitive. The Company competes with a wide range of community, regional and large banks located in its market areas as well as non-bank commercial finance companies on a nationwide basis. The Company faces competition in both lending and attracting funds as well as merchant processing services from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have higher lending limits and more assets, capital and resources than the Company, and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Accessibility, tailored product offerings, disciplined underwriting and speed of execution enable the Company to distinguish itself in the markets of its target clients, which the Company views as under-served by today's financial services industry. Establishing banking centers in close proximity to a "critical mass" of its clients has advanced the Company's ability to retain and grow deposits, provided opportunities to deepen client relationships, and ultimately to enhance franchise value.

Business Strategy

The Company's strategy is to continue to build a relationship-oriented commercial bank by organically growing its existing client relationships and developing new long-term clients. The Company focuses on the New York metropolitan area middle-market businesses with annual revenues of $400 million or less and the New York metropolitan area real estate entrepreneurs with a net worth of $50 million or more. The Company originates and services CRE and C&I loans of generally between $3 million and $40 million, which it believes is an under-served segment of the market. Management believes that the Company is well positioned in a market area offering significant growth opportunities. As it grows, the Company will attempt to continue to convert many of its lending clients into full retail relationships.

The Company seeks to differentiate itself in the marketplace by offering excellent service, competitive products, innovative solutions, access to senior management, and an ability to make lending decisions in a timely manner combined with certainty of execution. The Company's lending team possesses industry expertise that enables it to better understand its clients' businesses and differentiates it from other banks in the market.

On-going relationships and tailored products

Management believes that the focus on servicing all aspects of the clients' businesses, including cash management and lending solutions, better positions the Company to be able to meet its clients' current and future needs. The Company has the flexibility and commitment to create solutions tailored to the needs of each client. For example, the Company entered the healthcare lending space in 2001 and built out processes, procedures, and customized infrastructure to support its clients in this industry. Management intends to continue leveraging the quality of its team, existing relationships and its client-centered approach to further grow its tailored banking solutions, build deeper relationships and increase market share. Additionally, the Company is always working to expand its team by attracting and developing individuals that embody its spirit as "The Entrepreneurial Bank." This helps to ensure that it continues to meet its high standards of excellence, which drives relationships and enhances franchise value.

Strong deposit franchise

The strength of the Company's deposit franchise comes from its long-standing relationships with clients and the strong ties it has in its market area. The Company has also developed a diversified funding strategy, which enables it to be less reliant on branches. Deposit funding is provided by: traditional commercial banking products offered to borrowing and non-borrowing clients; corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and, EB-5 Program accounts for developers and qualified foreign investors. These activities, together with seven strategically located banking centers, generate a stable source of deposits to support the growth of our diverse loan portfolio.

Products and Services

The Company provides a comprehensive set of commercial and retail banking products and services customized to meet the needs of its clients. The Company offers a broad range of lending products, with a primary focus on CRE and C&I loans.

Lending Products

The Company's CRE products include acquisition loans, loans to refinance or return borrower equity on income producing properties, renovation loans, loans on owner-occupied properties and construction loans. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse.

The Company's C&I products consist primarily of working capital lines of credit secured by business assets, self-liquidating term loans generally made for the acquisition of equipment and other long-lived company assets, trade finance and letters of credit. The majority of C&I loans carry the personal guarantee of the principals of the borrowing entity.

Commercial Real Estate

CRE mortgage loans are secured by mixed-use properties, office buildings, commercial condominium units, retail properties, hotels and warehouses. In underwriting these loans, the Company generally relies on the income generated by the property as the primary means of repayment. However, the personal guarantee of the principals will frequently be required as a credit enhancement, particularly when the collateral property is in transition (i.e., under renovation and/or in the lease-up stage). A Phase I Environmental Report is generally required for all new CRE loans.

Loans are generally written for terms of three to five years, although loans with longer or shorter terms are occasionally written. Interest rates may be fixed or floating, and repayment schedules are generally based on a 25- to 30-year amortization schedule, although interest only loans are also offered.

Factors considered in loan underwriting include: the stability of the projected cash flows from the real estate based on operating history, tenancy, and current rental market conditions; the development and property management experience of the principals; the financial wherewithal of the principals, including an analysis of global cash flows; and credit history of the principals. Generally, the maximum LTVs for new originations range from 50% to 75%, depending on the property type and the minimum debt coverage ratio is 1.20x, with higher coverage required for hospitality and special use properties.

At December 31, 2025, $2.5 billion, or 43.1% of the Company's real estate loan portfolio, consisted of loans to the healthcare industry, which were primarily made to nursing and residential care facilities. The Company has lenders who are experienced in lending to the healthcare industry, particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In addition to being secured by real estate, these loans are also generally secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are generally secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Multi-family

The multi-family loan portfolio consists of loans secured by multi-tenanted residential properties primarily located in New York City or the Greater New York area. In underwriting multi-family loans, the Company employs the same underwriting standards and procedures as are employed for non-owner occupied CRE.

Certain of the Company's loans are associated with rent stabilized units in the New York City boroughs, in which the laws limit rent increases for rent stabilized multi-family properties. In addition, New York City's current mayoral administration has previously indicated its intention to halt rent increases for all rent-stabilized apartments in the city. At December 31, 2025, the Company had $172.6 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average debt service coverage ratio of 2.7x and a weighted-average LTV of 44.7% based on the most recent appraisal. See Part I, Item 1A., *"Risk Factors—Risk Relating to Lending Activities—The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation."*

Construction Loans

Construction lending involves additional risks when compared to permanent loans. These risks include completion risk, which could be impacted by unanticipated delays and/or cost overruns, and market risk, i.e., the risk that market rental rates and/or market sales prices may decline before the project is completed. Therefore, the Company only originates construction loans on a very selective basis. Generally, the types of construction loans the Company originates include extensive renovation loans as well as ground-up construction loans. At December 31, 2025, construction loans comprised 3.8% of the Company's loan portfolio. In all cases, the owner/developer has extensive construction experience, sufficient equity in the transaction (maximum loan to value of 65%) and provides personal recourse on the loan. The Company has established limits for construction lending as a percentage of risk-based capital.

Commercial and Industrial Loans

C&I credit facilities are made to a wide range of industries. The principals of the companies have extensive experience in acquiring and operating their business. The industries include healthcare with a specialty in skilled nursing facilities, auto leasing firms, wholesalers, manufacturers and importers and exporters of a wide range of products. The loans are secured by the assets of the company including accounts receivable, inventory and equipment and, in most cases, are personally guaranteed. Collateral may also include owner-occupied real estate. The Company targets companies that have $400 million of revenues or less.

The Company's lines of credit are generally reviewed on an annual basis. Term loans typically have terms of two to five years and are also reviewed on an annual basis. The credit facilities may be made with either fixed or floating rates.

C&I loans are subject to risk factors that are unique to each business. In underwriting these loans, the Company seeks to gain an understanding of each client's business in order to accurately assess the reliability of the company's cash flows. The Company lends to borrowers who are well capitalized, and have an established track record in their business, with predictable growth and cash flows.

At December 31, 2025, $302.9 million, or 34.7% of the Company's C&I loan portfolio, consisted of loans to the healthcare industry, of which $212.3 million, or 70.1%, were made to nursing and residential care facilities. Within the C&I lending group, the Company has lenders who are experienced in lending to the healthcare industry, particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In all cases these loans are secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are secured by the assets of the company and typically by the personal guarantees of the sponsors/owners of the practice.

Deposit Products and Services

The Company's retail products and services are similar to those of mid-to-large banks in its market, and include, but are not limited to, online banking, mobile banking, ACH, and remote deposit capture. The Company has made, and will continue to make, investments in technology to meet the needs of its customers. Deposit funding is provided by the following deposit verticals:

1) Borrowing clients – The Company generates significant deposits from its borrowing clients. The Company provides commercial clients with convenient solutions such as remote deposit capture, business online banking and various other retail services and products. The Company will attempt to continue to convert lending clients into full retail clients and thereby continue to expand its retail presence.

2) Non-borrowing retail banking products and services clients – These customers, located primarily in the New York City metropolitan area, need an efficient technology interface and the personal service of an experienced banker who can assist them in managing their day-to-day operations using our retail banking products and services. Management understands that not every potential client of the Company is in need of an extension of credit; instead, these clients require a bank that can assist in making them more efficient and competitive.

3) Corporate cash management clients – The Company provides corporate cash management services to clients who are in possession of, or have discretion over, large deposits such as, but not limited to, property management companies, title companies and bankruptcy trustees.

4) Government entities, municipalities and other local entities – The Company provides customized financial solutions for government entities, municipalities, public institutions, and charter schools to help them reach their strategic objectives.

5) EB-5 Program accounts – The EB-5 Program, administered by the U.S. Citizenship and Immigration Services, allows qualified foreign investors who meet specific capital investment and other requirements to obtain permanent residency and become contributors to U.S. communities, by investing in job-creating projects. The Company provides escrow accounts of foreign investor funds for USCIS approved job-creating projects.

6) Title and Escrow – The Company provides specialized services designed to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow, Section 1031 exchanges, and qualified intermediary needs.

Global Payments Business

In 2023, the Company completed the exit from the business associated with digital currency entities, commonly referred to as the crypto-asset business. In 2024 the Company exited the GPG BaaS business.

Asset Quality

Non-Performing Assets

Non-performing assets consist of non-accrual loans and loans past due over 90 days and still accruing. The past due status on loans is based on the contractual terms of the loan. It is generally the Company's policy that a loan 90 days past due be placed on non-accrual status unless factors exist that would eliminate the need to place a loan on this status. A loan may also be designated as non-accrual at any time if payment of principal or interest in full is not expected due to deterioration in the financial condition of the borrower. At the time loans are placed on non-accrual status, the accrual of interest is discontinued and previously accrued and unpaid interest is reversed. Payments received on non-accrual loans are generally applied to principal. Loans are considered for return to accrual status when they become current as to principal and interest payments and remain current for a period of six consecutive months or when, in the opinion of management, the Company expects to receive all of its original principal and interest. In the case of non-accrual loans where a portion of the loan has been charged off, the remaining balance is kept on non-accrual status until the entire principal balance has been recovered.

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326) ("ASC 326") effective January 1, 2023, which requires that the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts.

In March 2022, the FASB issued ASU 2022-02, "Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS"* to the Company's consolidated financial statements in this Form 10-K. The Company works closely with borrowers that are experiencing financial difficulties to identify viable solutions that minimize the potential for loss and under certain circumstances may modify the terms of these loans to maximize their collectability. Modifications generally involve short-term deferrals of principal and/or interest payments, reductions of scheduled payment amounts, interest rates or principal of the loan, and forgiveness of accrued interest.

Measurement of Expected Credit Losses

Management believes that the ACL is adequate to cover expected credit losses over the life of the loan portfolio. In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These models and forecasts are based on nationwide data sets. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to the models to manage limitations of the models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These judgments are evaluated through the Company's review process and revised on a quarterly basis to account for changes in facts and circumstances.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral (less selling costs if applicable) and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount. All loan losses are charged-off to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery.

Credit Risk Management

The Company controls credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. The Company seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which business customers are engaged. The Company has developed tailored underwriting criteria and credit management processes for each of the various loan product types it offers.

Underwriting

In evaluating each potential loan relationship, the Company adheres to a disciplined underwriting evaluation process including, but not limited to the following:

- understanding the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate LTV guidelines for collateral-dependent loans;

- identifying the customer's level of experience in their business;

- identifying macroeconomic and industry level trends;

- maintaining targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

- ensuring that each loan is properly documented and liens on collateral are perfected.

Loan Approval Authority

The Company's lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by its Board of Directors and management. The Company's Commercial Lending Policy sets out several levels of lending authority delegated by the Board of Directors to the Credit Committee, a standing committee of the Bank's board of directors, as well as other personnel. Authority limits are based upon the individual loan size and the total exposure of the borrower and are conditioned on the loan conforming to the Company's Commercial Lending Policy and corresponding lending limits. All loans over $12.5 million are presented to the Credit Committee for approval prior to closing the transaction. The Credit Committee is comprised of five Board members, including the Chief Executive Officer, who are appointed as "permanent members" of the committee. In addition, one other Board member rotates on to the committee each month. Loans of $12.5 million or less are approved by management subject to individual officer approval limits further established in the Commercial Lending Policy. However, for all group relationships with total exposure in excess of 25% of risk-based capital, approval of the Credit Committee will be required for any size loan; provided that a loan will not require Credit Committee approval if the loan request is no greater than 10% of the relationship, to a maximum of $2.5 million (in which case the lending officers' approval will be required). The Commercial Lending Policy requires the disclosure of loan policy exceptions to the applicable approving authority as part of the request for approval. The Company's Commercial Lending Policy is reviewed and approved by the Board of Directors on at least an annual basis, or more frequently as needed.

Commencing January 1, 2026, the Credit Committee has been reclassified as a management-level committee consisting of several key employees of the Bank, including the Chief Executive Officer, Chief Credit Officer and Chief Lending Officer, among other Bank personnel. Certain members of the Board of Directors have been designated as "overseers" of the Credit Committee and will attend meetings to support with the transition to the new structure.

Loans to One Borrower

In accordance with loans-to-one-borrower regulations promulgated by the NYDFS, the Company is generally limited to lending no more than 15% of its capital stock, surplus fund and undivided profits to any one borrower or borrowing entity. Management understands the importance of concentration risk and continuously monitors the Company's loan portfolio to ensure that risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. The Company's Commercial Loan Policy establishes detailed concentration limits and sub-limits by loan type and geography, which are approved by the Board of Directors at least annually.

Ongoing Credit Risk Management

In addition to the underwriting process described above, the Company performs ongoing risk monitoring and review processes for all credit exposures. While the Company grades and classifies its loans internally, it also engages an independent third-party firm to perform regular loan reviews and evaluate loan classifications. The Company (i) strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans result in a loss, (ii) records any necessary charge-offs promptly and (iii) maintains adequate allowance levels to cover expected credit losses over the life of the loan portfolio. The reports of the independent third-party firm's loan reviews are presented to the Audit Committee of the Board of Directors, along with appropriate details regarding management's assessment of the results of the independent reports.

In general, whenever a particular loan or overall borrower relationship is classified as pass-watch, special mention or substandard based on one or more standard loan grading factors, the Company's credit officers engage in active evaluation of the loan to determine the appropriate resolution strategy. On at least a quarterly basis, management and the Board of Directors, or a designated committee thereof, review the status of the watch list and classified assets portfolio as well as noteworthy developments related to the larger credits in the portfolio.

Investments

The Company's investment objectives are primarily to provide and maintain liquidity, manage to an acceptable level of interest rate risk and safely invest excess funds when demand for loans is less than deposit growth. Subject to these primary objectives, the Company also seeks to generate a favorable return. The Board of Directors has assigned the overall responsibility for the management of the investment portfolio to the CFO or their designee. The Company's investment policy, which establishes the standards and processes by which the CFO manages the investment portfolio, is reviewed and approved by the Board of Directors at least annually. The CFO or their designee is responsible for the implementation of the Company's investment policy and monitoring its investment performance. The ALCO, which is a management-level committee that reports to the ERMC, reviews the status of the investment portfolio quarterly.

The Company has legal authority to invest in various types of investment securities and liquid assets, including, but not limited to, U.S. Treasury obligations, securities of various government-sponsored agencies, mortgage-backed and municipal government securities, deposits at the FHLBNY, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade money market mutual funds. It is also required to maintain an investment in FHLBNY stock, which investment is based primarily on the level of its FHLBNY borrowings. Additionally, the Company is required to maintain an investment in FRBNY stock equal to six percent of its capital and surplus.

The majority of the Company's investments are classified as either AFS or HTM and can be used to collateralize FHLBNY borrowings, FRB borrowings, public funds deposits or other borrowings and U.S. trustee deposits. At December 31, 2025, the investment portfolio consisted primarily of government agency residential mortgage-backed securities and, to a lesser extent, U.S. Government Agency and treasury securities, government agency commercial mortgage-backed securities and municipal securities.

The Company estimates and recognizes an ACL for HTM debt securities pursuant to ASU No. 2016-13. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities at December 31, 2025. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

Pursuant to ASU No. 2016-13, the Company evaluates AFS debt securities that have experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize in net income any incremental impairment.

Sources of Funds

Deposits

Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. The Company generates deposits from: traditional commercial banking products offered to borrowing and non-borrowing clients; corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and, EB-5 Program accounts, escrow accounts of foreign investor funds for USCIS approved job-creating projects. The Company believes that it has a very stable deposit base, supported by its customer diversification and relationship-driven approach. The Company's deposit strategy primarily focuses on developing borrowing and other service-oriented relationships with customers rather than competing with other institutions on interest rates. It has established deposit concentration thresholds to help minimize the probability of over-reliance on any single depositor base for funds.

Borrowings

The Company maintains diverse funding sources including, but not limited to, borrowing lines at the FHLB and the FRB discount window. The Company may, from time to time, utilize advances from the FHLB, among other alternatives, to supplement its funding sources. The FHLB provides credit products for its member financial institutions. As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances collateralized by certain of its real estate-related mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Limitations on the amount of advances that can be drawn are based either on a fixed percentage of an institution's total assets and/or on the FHLB's assessment of the institution's creditworthiness. The Company maintains a borrowing line supported by a borrower in custody collateral agreement with the FRB discount window. See Part I, Item 1A., *"Risk Factors—A lack of liquidity could adversely affect the Company's financial condition and results of operations."*

At December 31, 2025, the Company had no Federal funds purchased or FHLBNY advances outstanding.

Human Capital

We aim to foster a culture of trust, ethics, and accountability where every employee is committed to upholding these principles in their interactions with clients, customers, shareholders, other stakeholders and each other. As of December 31, 2025, the Company employed 326 full-time employees and 2 part-time employees, which is a net increase of 35 employees, or approximately 10.6% from the prior year. In particular, the incremental increase in employee headcount was driven by our strategic priorities and in alignment with branch network expansion, corporate, risk management and governance areas. None of our employees are represented by a collective bargaining agreement.

Board's Role in Human Capital Management and Oversight

The Board is focused on integrating talent, culture, and workforce metrics into the Company's long-term corporate strategy to better mitigate risk and create shareholder value. The Board oversees the development, attraction, and retention of talent to help ensure the human capital strategy of the Company supports its long-term business strategy, culture, and organizational capability. The Compensation Committee of the Board (the "Compensation Committee") reviews and approves compensation structures that are intended to align with the Company's risk appetite, performance goals and other pay-related initiatives. The Board is regularly apprised of developments related to the Company's organizational structure, succession planning and talent development and receives periodic updates from the Chief Human Resources Officer on human capital matters.

Attracting, Developing and Retaining Employees

The goal of our recruitment efforts is to hire highly qualified candidates by presenting candidates with a holistic value proposition, that emphasizes our growth, culture, and purpose. We aim to connect with our candidates on a deeper level, in order to determine whether the candidates are aligned with our values. To retain the talent needed to execute our strategy, we foster a performance-driven workplace that promotes employee engagement, satisfaction, and development. We invite employee feedback through a variety of channels for open communication and engagement, including surveys, focus groups, and discussions led by our leadership team. We also work to expand our employees' knowledge, skills and experiences through learning and development opportunities.

Compensation Programs

Our compensation philosophy is aligned with the values that shape the Company's pillars of excellence: high performance, risk management, accountability, and execution of the Company's strategy. The Company's compensation programs reflect our culture of accountability, encouraging financial safety and soundness while discouraging excessive risk-taking.

We primarily utilize the following components for compensating our employees:

1) Base Salary – Fixed pay established at levels to help ensure we are competitive with financial institutions of similar size and performance.

2) Annual Cash Incentives – Variable pay designed to reward the achievement of specified performance goals, with award opportunities generally expressed as a percentage of an established pool or a percentage of a predetermined target.

3) Long-term Incentives – Equity awards, including restricted stock units (RSUs), are granted to align employees with shareholder interests and promote long-term retention.

4) Benefits Programs – Health, wellness, retirement, life and disability insurance benefits are provided in a manner that is consistent with market practice and are designed to attract and retain top talent.

Culture, Purpose, and Values

Our commitment to our customers, community, and employees is well established and recognized by our Board of Directors, executive leadership, and our Employee Engagement Committee (the "EEC"). The EEC is instrumental in developing a community of belonging at the Company. We also encourage volunteerism in areas that unite our employees and positively impact our communities. By engaging in service to our communities, we not only strengthen our bonds but also reflect our shared values. We are proud to be named a Great Place to Work-Certified® in 2025.

Subsidiaries

Metropolitan Commercial Bank is the sole subsidiary of Metropolitan Bank Holding Corp. and there are no significant subsidiaries of Metropolitan Commercial Bank.

Federal, State and Local Taxation

The following is a general description of material tax matters and does not purport to be a comprehensive review of the tax rules applicable to the Company.

For federal income tax purposes, the Company files a consolidated income tax return on a calendar year basis using the accrual method of accounting. The Company is subject to federal income taxation in the same manner as other corporations. For its 2025 taxable year, the Company is subject to a maximum federal income tax rate of 21%.

The Company is subject to California, Connecticut, Massachusetts, New Jersey, New York State, New York City, and Tennessee income taxes on a consolidated basis. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

The Inflation Reduction Act of 2022 (the "IRA") was signed into law on August 16, 2022. The IRA includes provisions that may apply to us, including extending the expanded Affordable Care Act health plan premium assistance program through 2025, imposing an excise tax on stock buybacks, increasing funding for IRS tax enforcement, expanding energy incentives, and imposing a corporate minimum tax. In addition, on July 4, 2025, the One Big Beautiful Bill Act (the "OBBA") was signed into law, which includes a broad range of tax reform provisions that may apply to us, including extending and modifying certain key provisions from the Tax Cuts and Jobs Act of 2017. The OBBA also accelerates the phase-out of certain incentives from the IRA. See Part I, Item 1A., *"Risk Factors—Risks Relating Related to Laws and Regulations and Their Enforcement—Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations."*

Regulation

General

The Bank is a commercial bank organized under the laws of the state of New York. It is a member of the Federal Reserve System and its deposits are insured under the DIF of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of the Company is governed primarily by state and federal law and regulations and the Company is prohibited from engaging in any operations not authorized by such laws and regulations. The Company is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. The Company is also subject to federal financial consumer protection and fair lending laws and regulations of the Consumer Financial Protection Bureau ("CFPB"), though because it has less than $10 billion in total consolidated assets, the FRB and NYDFS are responsible for examining and supervising the Company's compliance with these laws. The regulatory structure establishes a comprehensive framework which defines the activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the BHC Act, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

Regulation of banks and their holding companies on both the federal and state level is subject to continual revision, both through statutory changes and corresponding regulatory revisions as well as through evolving supervisory objectives of banking agency examiners and supervisory staff. It is not possible to predict the content or timing of changes to the laws and regulations that may impact the business of the Bank and the Company. Any changes to the regulatory framework applicable to the Company or the Bank, however, could have a material adverse impact on the condition or operations of each entity and the Company's stockholders.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Economic Growth Act") was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act ("Dodd-Frank Act"). While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion.

In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk CRE loans.

What follows is a summary of some of the laws and regulations applicable to the Bank and the Company; however, these laws and regulations are subject to change from time to time and may be revised or reinterpreted by government agencies in the future. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Regulation of the Bank

Loans and Investments

State-chartered commercial banks have authority to originate and purchase any type of loan, including commercial, CRE, residential mortgages or consumer loans. Aggregate loans by a state-chartered commercial bank to any single borrower or group of related borrowers are generally limited to 15% of a bank's capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit a bank's investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. "Investment securities" are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYDFS classifies investment securities into five different types and, depending on its type, a state-chartered commercial bank may have the authority to deal in and underwrite the security. The NYDFS has also permitted New York state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including LTV limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the OCC and the FRB have also jointly issued CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as CRE loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending.

Federal Deposit Insurance

Deposit accounts at the Bank are insured up to applicable legal limits by the FDIC's DIF, which is currently $250,000.

The FDIC finalized a rule, effective April 1, 2011, that set the FDIC assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for small institutions to a range of 1.5 to 30 basis points of total assets less tangible equity. The FDIC adopted a final rule in 2022, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the DIF reserve ratio at 2.0% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No insured depository institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Company does not know of any practice, condition or violation that might lead to termination of the Company's deposit insurance.

Capitalization

The FRB regulations require state member banks to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders' equity and related surplus, plus retained earnings, less any amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or loans on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Company's minimum required capital conservation buffer was at 2.5% of risk-weighted assets at December 31, 2025. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Regulation*" for a summary of the Company's capital ratios.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FRB also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to, or on behalf of, the bank). The guidance generally requires the Company to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to limit the risks to the Company.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is "undercapitalized" (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" bank is subject to additional restrictions. State member banks deemed by the FRB to be "critically undercapitalized" also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Under the prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10% and (4) a Tier 1 leverage ratio of 5%. The Bank was well capitalized at December 31, 2025.

Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYDFS and/or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization's federal supervisor, which for the Bank and the Company is the FRB, may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators' policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed 15% of the bank's unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the higher of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The NYDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law or regulation or unsafe or unsound practices. Separately, the Superintendent of the NYDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Examinations and Assessments

The Company is required to file periodic reports with and is subject to periodic examination by the NYDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Company is required to pay an annual assessment to the NYDFS and FRB to fund the agencies' operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, the Company has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess the Company's record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Company. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. The latest FRB CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

New York State Regulation

The Company is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest NYDFS CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

USA PATRIOT Act and Money Laundering

The Company is subject to the BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

- Establishment of anti-money laundering compliance programs that include policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

- Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

- Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

- In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

- Monitoring account activity for suspicious transactions; and

- A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The federal banking agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions seeking approval for a merger transaction, federal banking agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities.

The Board of Directors is responsible for oversight of the Company's financial crimes compliance program, and the Company has adopted policies and procedures designed to reasonably comply with these requirements.

Privacy Laws

The Company is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail consumer customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Company to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Company to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Third-Party Debit Card Products and Merchant Services

The Company is also subject to the rules of Visa, Mastercard and other payment networks in which it participates. If the Company fails to comply with such rules, the networks could impose fines or require it to stop providing merchant services for cards under such network's brand or routed through such network.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Company is not subject to CFPB supervision, because it has less than $10 billion in total consolidated assets, the FRB and the NYDFS are responsible for examining and enforcing the Company's compliance with these consumer financial laws and regulations. In addition, the Company is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

The Company's operations are also subject to federal laws applicable to credit transactions, such as:

- The Truth-In-Lending Act and Regulation Z promulgated thereunder, governing disclosures of credit terms to consumer borrowers;

- The Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The Home Mortgage Disclosure Act and Regulation C promulgated thereunder, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and Regulation B promulgated thereunder, and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

- The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

- Unfair or Deceptive or Abusive Acts or Practices laws and regulations;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- The Coronavirus Aid, Relief and Economic Security Act; and

- The rules and regulations of the various federal agencies charged with responsibility for implementing such federal laws.

The operations of the Company are further subject to:

- The Truth in Savings Act and Regulation DD promulgated thereunder, which specifies disclosure requirements with respect to deposit accounts;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- State unclaimed property or escheatment laws; and

- Cybersecurity regulations, including but not limited to those implemented by NYDFS.

Holding Company Regulation

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHC Act. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB's rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The FRB has historically imposed consolidated capital adequacy guidelines for bank holding companies structured similar, but not identical, to those of state member banks. The Dodd-Frank Act directed the FRB to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies. The Company is subject to the consolidated holding company capital requirements.

The policy of the FRB is that a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an acceptable plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

As a bank holding company, the Company is required to obtain the prior approval of the FRB to acquire direct or indirect ownership or control of more than 5% of a class of voting securities of any additional bank or bank holding company, to acquire all or substantially all of the assets of any additional bank or bank holding company or merging or consolidating with any other bank holding company. In evaluating acquisition applications, the FRB evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved, and the effect on competition in the relevant market(s). In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the FRB. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

FRB policy is that a bank holding company should pay cash dividends only to the extent that the company's net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, FRB guidance sets forth the supervisory expectation that bank holding companies will inform and consult with FRB staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the FRB and should eliminate, defer or significantly reduce dividends if (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company that is not well-capitalized or well-managed, or that is subject to any unresolved supervisory issues, is required to give the FRB prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. However, FRB guidance generally provides for bank holding company consultation with FRB staff prior to engaging in a repurchase or redemption of a bank holding company's stock, even if a formal written notice is not required.

The above FRB requirements may restrict a bank holding company's ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing 25% or more of any class of voting stock, control in any manner of the election of a majority of the company's directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of 10% or more of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934 as amended.

Federal Securities Laws

The Company is a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934 as amended.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and it reviews and documents such policies, procedures and systems to monitor its compliance with these regulations.

<u>Item 1A. Risk Factors</u>

The Company's operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could adversely affect its business, financial condition, results of operations, cash flows and the trading price of its common stock.

Risks Related to Lending Activities

A substantial portion of the Company's loan portfolio consists of CRE, including multi-family real estate loans, and commercial loans, which have a higher degree of risk than other types of loans.

At December 31, 2025, $6.7 billion, or 98.6% of total loans, consisted of CRE and C&I loans. These portfolios have grown in recent years and the Company intends to continue to emphasize CRE and C&I lending. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse. CRE, including multi-family real estate, and commercial loans are often larger and involve greater risks than other types of loans since payments on such loans are often dependent on the successful operation or development of the property or business involved. A downturn in the real estate market and/or a challenging business and economic environment, particularly in the markets in which the Company operates, may increase the Company's risk related to CRE, including multi-family real estate, and commercial loans. If the cash flows from business operations of our customers is reduced, the borrower may be unable to repay the loan according to the contractual terms of the loan agreement. Further, due to the larger average size of such loans and that they are secured by collateral that is generally less readily-marketable as compared with other loan types, losses incurred on a small number of such loans could have a material adverse impact on the Company's financial condition and results of operations. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there may be fewer potential purchasers of the collateral.

In addition, CRE loan concentration is an area that has experienced heightened regulatory focus. Under CRE guidance issued by banking regulators, banks with holdings of CRE, land development, construction, and certain multi-family loans in excess of certain thresholds must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. These loans are also subject to written policies that establish certain limits and standards. Such compliance requirements imposed on the Company's CRE, multi-family or construction lending and the potential limits to the generation of these types of loans could have a material adverse effect on its financial condition and results of operations. While it is management's belief that policies and procedures with respect to the CRE portfolio have been implemented consistent with this guidance, bank regulators could require that additional policies and procedures be implemented that may result in additional costs or that may result in the curtailment of CRE lending that would adversely affect the Bank's loan originations, practices, strategy, and profitability.

Because the Company intends to continue to increase its commercial loans, its credit risk may increase.

The Company intends to increase its portfolio of commercial loans, including working capital lines of credit, equipment financing, healthcare and medical receivables, documentary letters of credit and standby letters of credit. These loans generally have more risk than one- to four-family residential mortgage loans and CRE loans. Since repayment of commercial loans depends on the successful management and operation of borrowers' businesses, repayment of such loans can be affected by adverse conditions in the local and national economy. In addition, commercial loans generally have a larger average size as compared with other loans, and the collateral for commercial loans is generally less readily-marketable. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there may be fewer potential purchasers of the collateral. The Company's plans to increase its portfolio of these loans could result in increased credit risk in the portfolio. An adverse development with respect to one loan or one credit relationship can expose the Company to significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan or a CRE loan.

If the allowance for credit losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for credit losses, management reviews the quality of its loan portfolio and its loss and delinquency experience and evaluates industry trends and economic conditions.

The determination of the appropriate level of allowance is subject to judgment and requires the Company to make significant estimates of current credit risks and future trends, all of which are subject to material changes. In estimating the allowance, the Company relies on models and economic forecasts developed by external parties as the primary driver of the allowance. These models and forecasts are based on nationwide data sets. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance, however, these variables may not capture all sources of risk within the loan portfolio.

If assumptions prove to be incorrect, the ACL may not cover losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. In addition, federal and state regulators periodically review the ACL, the policies and procedures the Company uses to determine the level of the allowance and the value attributed to non-performing loans or to real estate acquired through foreclosure. Such regulatory agencies may require an increase in the ACL or the Company to recognize loan charge-offs. Any significant increase in the ACL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the results of operations and financial condition.

The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation.

Multi-family and mixed-use loans generally involve a greater risk than one-to-four family residential loans because of legislation and government regulations involving rent control and rent stabilization, which are outside the control of the borrower or the Company, and could impair the value of the security for the loan or the future cash flows of such properties. As a result of these restrictions, it is possible that rental income on certain rent-regulated properties might not rise sufficiently over time to satisfy increases in interest payments due to increases in underlying rate reset indices or increases in overhead expenses (e.g., utilities, taxes, etc.). Borrowers may be further impacted in the event a halt in rent increases for all rent-stabilized apartments in New York City is implemented, as this would prevent them from being able to raise the rental rates on their affected rent-regulated properties at all. In addition, such a halt could have an adverse affect on the city's real estate market overall, thereby further impairing the value of the security for the loan. At December 31, 2025, the Company had $172.6 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average debt service coverage ratio of 2.7x and a weighted-average LTV of 44.7% based on the most recent appraisal.

The Company could be subject to environmental risks and associated costs on its foreclosed real estate assets, which could materially and adversely affect its financial condition and results of operation.

A material portion of the Company's loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure these loans. If the Company acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect the Company's financial condition and results of operation.

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as rising inflation decreases the value of money. As discussed below under "—Risks Related to Market Interest Rates—Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operation," inflationary conditions and rising market interest rates could lead to declines in the value of our investment securities, particularly those with longer maturities, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which could increase our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. If the Federal Reserve Board were to use monetary policy levers to raise interest rates to counteract inflationary price pressures, higher rates could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A downturn in economic conditions could cause deterioration in credit quality, which could depress net income and growth.

The Company's principal economic risk is the creditworthiness of its borrowers, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. The Company's loan portfolio includes many real estate secured loans, demand for which may decrease during an economic downturn as a result of, among other things, an increase in unemployment, a decrease in real estate values or a slowdown in housing. If negative economic conditions develop in the New York market or the United States, the Company could experience higher delinquencies and loan charge-offs, which would adversely affect its net income and financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing real estate collateral, as well as the ultimate values obtained from disposition, could reduce earnings and adversely affect the Company's financial condition.

The Company's business and operations may be adversely affected by weak economic conditions.

The Company's business and operations, which primarily consist of lending money to customers, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, growth and profitability from the Company's lending, deposit and investment operations could be constrained. Uncertainty about the fiscal and regulatory policymaking process on the federal, state, and local level in municipalities where we operate, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors.

The Company's business is also significantly affected by fiscal, monetary, regulatory and related policies of the U.S. federal government and its agencies and the impact of future policy changes made on the federal, state or municipal level is uncertain and such changes may be implemented with little or no prior notice. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the Company's control. Adverse economic conditions as a result of these changes may result in labor shortages, a decline in real estate values in the markets we operate in, a significant increase in inflation rates (including in connection with rising interests rates through government action to fight inflationary trends), or a reduction in consumer confidence in the economy, all of which, along with government policy responses to such matters, could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

A substantial majority of the Company's loans and operations are in New York, and therefore its business is particularly vulnerable to a downturn in the New York City economy.

The Company is a community banking institution that provides banking services to the local communities in the market areas in which it operates, and therefore, its ability to diversify its economic risks is limited by its local markets and economies. A large portion of the Company's business is concentrated in New York, and in New York City in particular. A significant decline in local economic conditions, caused by changes in inflation, regulatory or policy changes, including those made by local governments of municipalities we operate in, recession, relocations of businesses, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment, a decline in real estate values or other factors beyond the Company's control, would likely cause an increase in the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in its loan portfolio. For example, the implementation of a halt in rent increases for all rent-stabilized apartments in New York City could have an adverse affect on the city's real estate market and, in turn, the overall local economy. As a result of any of the foregoing, a downturn in the local economy, generally and the real estate market specifically, could significantly reduce the Company's profitability and growth and adversely affect its financial condition.

Risks Related to Market Interest Rates

Changes in monetary policy may adversely affect our net interest income and profitability.

In 2022 and 2023, the Federal Reserve Board raised interest rates in response to concerns over inflation risk. Although the Federal Reserve Board began lowering interest rates in 2024, interest rates remain elevated and there continues to be uncertainty in the evolution of market and economic conditions, including the possibility of additional measures that could be taken by the Federal Reserve Board, related to concerns over inflation risk. As discussed below, if market interest rates rise in response to changes in the Federal Reserve Board's monetary policy, such an increase could have an adverse effect on our net interest income and profitability. In addition, new appointments to the Federal Reserve Board and changes to its leadership could affect monetary policy and interest rates, which could in turn affect our net interest income and profitability.

Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operations.

The majority of the Company's banking assets are monetary in nature and subject to risk from changes in interest rates. The Company's earnings depend, to a great extent, upon the level of its net interest income (the difference between the interest income earned on loans, investments, other interest earning assets, and the interest paid on interest bearing liabilities, such as deposits and borrowings). Changes in interest rates can increase or decrease net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree, than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree, than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and the Company's ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect the Company through, among other things, increased prepayments on its loan portfolio and increased competition for deposits. Accordingly, changes in the level and direction of market interest rates affect the Company's net yield on interest earning assets, loan origination volume and overall results.

If market interest rates rise rapidly, interest rate caps may limit increases in the interest rates on certain adjustable-rate loans, thus limiting the upside to our net interest income. Also, certain adjustable-rate loans may re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income if general interest rates were to rise.

The Company's securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. During the year ended December 31, 2025, we reported an other comprehensive gain of $24.1 million related to changes in net unrealized losses in the AFS securities portfolio. Fluctuations in market value may be caused by changes in market interest rates or imbalances in supply and demand.

Changes in the estimated fair value of securities may reduce stockholders' equity and net income.

At December 31, 2025, we had AFS securities with an amortized cost of $632.5 million and a fair value of $578.9 million. The estimated fair value of the AFS securities portfolio may change depending on the credit quality of the underlying issuer, market liquidity, changes in interest rates and other factors. Stockholders' equity is increased or decreased by the amount of the change in the unrealized gain or loss (difference between the estimated fair value and the amortized cost) of the AFS securities portfolio, net of the related tax expense or benefit, under the category of accumulated other comprehensive income (loss). At December 31, 2025, we reported an accumulated other comprehensive loss of $39.7 million, net of tax, related to net changes in unrealized losses in the AFS securities portfolio, which negatively impacted stockholders' equity, as well as book value per common share.

Risks Related to the Company's Operations

A failure in the Company's operational and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses.

The Company relies upon operational and information systems, some of which are managed by third parties, to process, transmit and store electronic information and to manage or support a variety of our business processes, activities and products. Additionally, we collect and store sensitive data, including the personally identifiable information of our customers and employees, in data centers and on information systems (including systems that may be controlled or maintained by third parties). The Company's business is dependent on its ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services provided to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth and geographical reach of the Company's client base, developing and maintaining its operational and information systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts.

Although the Company continues to take protective measures to maintain the confidentiality, integrity and security of our operational and information systems and infrastructure, the techniques used in cyberattacks are becoming increasingly diverse and sophisticated. For example, the Company's operational and information systems or infrastructure, or those of our third-party providers, may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, disruptions of service, computer viruses or other malicious code, cyberattacks and other incidents that could create a cybersecurity event, any of which could remain undetected for an extended period of time. Furthermore, the Company may not be able to ensure that all of its clients, suppliers, counterparties and other third parties have appropriate controls in place to protect themselves from cyberattacks or to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. Although the Company engages third-party services on an ongoing basis to conduct independent audits of its information security and information technology risk management systems, these service providers may fail to identify cybersecurity strategies and processes the Company could implement in order to potentially be more consistent with industry best practices. Given the increasingly high volume of transactions, certain errors may be repeated or compounded before they can be discovered and rectified. In addition, the increasing reliance on information systems, and the occurrence and potential adverse impact of attacks on such systems, both generally and in the financial services industry, have encouraged increased government and regulatory scrutiny of the measures taken by companies to protect against cybersecurity threats and incidents. As these threats, incidents and government and regulatory oversight of associated risks continue to evolve, the Company may be required to expend additional resources to enhance or expand upon the security measures it currently maintains. Although the Company has developed, and continues to invest in, systems and processes that are reasonably designed to detect and prevent security breaches and cyberattacks, a breach of its systems could result in: losses to the Company and its customers; loss of business and/or customers; damage to its reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to its business; an inability to grow its online services or other businesses; additional regulatory scrutiny or penalties; and/or exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on the Company's business, financial condition and results of operations. We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business, results of operations or financial condition; however, the impacts of such threats or incidents in the future may be material.

While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. For information on our cybersecurity risk management, strategy and governance, see Part I, Item 1C., "Cybersecurity."

The Company faces risks related to its operational, technological and organizational infrastructure.

The Company's ability to grow and compete is dependent on its ability to build or acquire and manage the necessary operational and technological infrastructure and to manage the cost of that infrastructure as it expands. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. In addition, the Company is heavily dependent on the strength and capability of its technology systems, which are used both to interface with customers and manage internal financial and other systems. The Company's ability to develop and deliver new products and services that meet the needs of its existing customers and attract new ones depends on the functionality of its technology systems.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success will depend in part upon its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as provide secure electronic environments and create additional efficiencies as it continues to grow and expand its market area. The Company continuously monitors its operational and technological capabilities and makes modifications and improvements as it deems appropriate. Many of the Company's larger competitors have substantially greater resources to invest in operational and technological infrastructure. As a result, competitors may be able to offer more technologically-advanced products and services than the Company, which would put it at a competitive disadvantage.

The Company also outsources some of its operational and technological infrastructure to third parties. If these third-party service providers experience difficulties, fail to comply with banking regulations or terminate their services and if the Company is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, its business, financial condition and results of operations could be adversely affected, perhaps materially. Even if the Company were able to replace the third-party providers, it may be at a higher cost, which could adversely affect its business, financial condition and results of operations.

We may undertake initiatives meant to expand our digital capabilities or elect to improve and update our information technology systems. The failure to achieve the goals of any such improvements, updates or initiatives, the inability to maintain anticipated expenses, or delays in executing our plans may materially adversely affect our business, financial condition, or results of operation.

Due to the Company's dependence on information technology systems and the important role they play in our business operations, we must constantly improve and update our information technology infrastructure, which can require significant resources. In addition, the Company may decide to undertake initiatives that are intended to improve, among other things, the scalability of our information systems, increase the Company's data mining abilities, improve payment processing capabilities and enhance our customers' experience, including through the integration of general artificial intelligence ("AI") in our platforms and infrastructure. We may not succeed in executing any of these improvements, updates or initiatives, may fail to properly estimate the costs of such improvements, updates or initiatives, or may experience delays in executing our plans, any of which may in turn cause the Company to incur costs that exceed our expectations or disrupt our operations, including our technological services to our customers, or otherwise adversely affect our business, financial condition or results of operations. To the extent that these disruptions persist over time and/or recur, this could negatively impact our competitive position, require additional expenditures, or harm our relationships with our customers and thus may materially and adversely affect our business, financial condition, or results of operations.

The Company has made, and anticipates continuing to make, significant investments in its digital infrastructure and information technology systems in connection with its digital transformation. If we are unsuccessful, or less successful than we anticipate, in implementing this transformation or achieving the expected benefits of such transformation, our business, financial condition, or results of operations could be adversely impacted. In addition, in the event that any digital platforms or technological updates that we have or may develop become obsolete or noncompetitive more quickly than anticipated, our business, financial condition or results of operations could be adversely affected, and we may have to make additional investments in updated technologies.

The Company is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject the Company to financial losses or regulatory sanctions and have a material adverse impact on its reputation. Misconduct by its employees could include concealing unauthorized activities, engaging in improper or unauthorized activities on behalf of customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. If internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company relies heavily on its executive management team and other key employees and could be adversely affected by the unexpected loss of their services or the need to increase current compensation levels to attract and retain employees.

The Company's success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute its business plan may be lengthy. The Company may not be successful in retaining its key employees, and the unexpected loss of services of one or more of key personnel could have a material adverse effect on its business because of their skills, knowledge of primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any key personnel should become unavailable for any reason, the Company may not be able to identify and hire qualified persons on acceptable terms, or at all, which could have a material adverse effect on the business, financial condition, results of operations and future prospects of the Company. In addition, departing personnel may, directly or indirectly, influence our customers' decisions to seek financial products and services from our competitors, which could have a material adverse effect on the business, financial condition, results of operations and future prospects of the Company. In an effort to prevent the departure of our employees, we may be required to increase current compensation levels to attract and retain employees, which could negatively impact our business, financial condition, and results of operations.

If the Company's enterprise risk management framework is not effective at mitigating interest rate risk, market risk and strategic risk, the Company could suffer unexpected losses and its results of operations could be materially adversely affected.

The Company's enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. The Company has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit, liquidity, operational, regulatory compliance and reputational risks. However, as with any risk management framework, there are inherent limitations to these risk management strategies and controls as there may exist, or develop in the future, risks that have not been appropriately anticipated or identified. If the Company's risk management framework proves ineffective, it could suffer unexpected losses and its business and results of operations could be materially adversely affected.

A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of loans and investments to ensure that there is adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by such external factors as the level of and direction of interest rates, local and national economic conditions, potential impacts related to or resulting from regional and community bank stresses, and the availability and attractiveness of alternative investments. Further, the supply of deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If our customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and borrowings from the FHLB of New York. The Company also has an available credit facility with the FRBNY discount window. The Company may also borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company.

Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Other Risks Related to the Company's Business

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new financial products or services within existing lines of business. Substantial risks and uncertainties are associated with developing and marketing new lines of business or new products or services, particularly in instances where markets are not fully developed, and we may be required to invest significant time and management and capital resources in connection with such new lines of business or new products or services. External factors, such as regulatory reception, shifting regulatory expectations, compliance with regulations and guidance, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service may be expensive to implement and could also have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could reduce our revenues and potentially generate losses.

The Company is exposed to the risks of natural disasters and global market disruptions.

The Company handles a substantial volume of customer and other financial transactions every day. Its financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, automated teller machines, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control, including major infrastructure outages, natural disasters or events arising from local or larger scale political or social matters, including terrorist acts, pandemics, and cyberattacks. Operational risk exposures could adversely impact the Company's results of operations, liquidity and financial condition, and cause reputational harm.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyberattacks, military conflict, terrorism, changes to trade policies, treaties and tariffs, or other geopolitical events. Global market disruptions may affect the Company's liquidity. Also, any sudden or prolonged market downturn in the United States or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect the Company's results of operations and financial condition, including capital and liquidity levels.

Severe weather events could adversely affect our business and affect client activity level.

The impact of severe weather events may have a negative impact on our customers and their businesses. Extreme storms, hurricanes, tornadoes, wildfires, floods, and other severe weather events may damage or destroy property and inventory securing loans we make, or may interrupt our customer's business operations, putting them in financial difficulty, and increasing the risk of default. Severe weather events could also affect the processing of transactions, communications, and our ability to conduct business in impacted areas. In addition, if our underwriting process underestimates the potential impact of severe weather events on our customers and their businesses, there could be a material adverse effect on our business, financial condition and results of operations.

Global pandemics, or localized epidemics, could adversely affect the Company's financial condition and results of operations.

Global pandemics, or localized epidemics, could have a significant adverse impact on our financial condition and results of operations and we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations: the demand for our products and services may decline, making it difficult to grow assets and income; if the economy deteriorates, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; our ACL may increase if borrowers experience financial difficulties, which will adversely affect our net income; the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; our cybersecurity risks may increase if a significant number of our employees are forced to work remotely; and FDIC premiums may increase if the agency experiences additional resolution costs.

Risks Related to the Company's Merchant Services

Regulatory scrutiny of non-bank financial service solutions and related technology considerations has recently increased.

Prior to the Company's exit of its BaaS business, we provided global payments infrastructure access to our non-bank financial service partners, which included serving as an issuing bank for third-party managed prepaid and debit card programs nationwide and providing other financial services infrastructure, including cash settlement and custodian deposit services. Federal bank regulators have previously increased their focus on the risks related to bank and non-bank financial service company partnerships, and have raised concerns regarding risk management, oversight, internal controls, information security, change management, and information technology operational resilience. We could be subject to regulatory scrutiny with respect to our prior, current or future lines of business, products or services, which could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company. See *"—Risks Related to Laws and Regulation and Their Enforcement—The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it."* and Part I, Item 3., "Legal Proceedings."

Changes in card network fees could impact operations.

The Company maintains business in merchant acquiring and merchant services. Card networks periodically increase the fees (known as interchange fees) that are charged to acquirers and that the Company charges to its merchants. It is possible that competitive pressures will result in the Company absorbing a portion of such increases in the future, which would increase its costs, reduce profit margin and adversely affect its business and financial condition. In addition, the card networks require certain capital requirements. An increase in the required capital level would further limit the use of capital for other purposes.

Risks Related to Competitive Matters

The Company operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, the result of which may decrease growth or profits.

The Company's market area contains not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks and a growing presence of non-bank financial services companies. The Company competes with other state and large financial institutions, savings and loan associations, savings banks, credit unions and other companies offering financial services. Some of these competitors have a longer history of successful operations nationally and in the New York market area, greater ties to businesses, more expansive banking relationships, more established depositor bases, fewer regulatory constraints, better technology, and lower cost structures than the Company does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, conduct more extensive promotional and advertising campaigns, or operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than the Company can offer. Larger banks may also have more resilient operational and information technology infrastructure. Further, increased competition among financial services companies due to the continued consolidation of financial institutions may adversely affect the Company's ability to market its products and services.

In addition, the Company's legally mandated lending limits are lower than those of certain of its competitors that have greater capital. Lower lending limits may discourage borrowers with lending needs that exceed these limits from doing business with the Company. The Company may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Risks Related to Business Strategy

The Company may not be able to grow and if it does, it may have difficulty managing that growth.

The Company's ability to grow depends, in part, upon its ability to expand its market share, successfully attract deposits, and identify loan and investment opportunities as well as opportunities to generate fee-based income. The Company may not be successful in increasing the volume of loans and deposits at acceptable levels and upon terms it finds acceptable. The Company may also not be successful in expanding its operations organically or through strategic acquisitions while managing the costs and implementation risks associated with this growth strategy.

The Company previously exited from the business associated with digital currency entities and from the BaaS business. The deregulatory efforts of the current presidential administration may lead regulatory agencies to revise their positions and objectives so that our competitors may be able to continue, or begin, to operate lines of business similar to those we previously exited. As a result, the Company may be at a competitive disadvantage if it were to decide to reenter such lines of business and as such we may not be successful in reentering these markets.

The Company expects to grow the number of employees and customers and the scope of its operations, but it may not be able to sustain its historical rate of growth or continue to grow its business at all. Its success will depend upon the ability of its officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage employees. In the event that the Company is unable to perform all these tasks and meet these challenges effectively, its growth prospects and earnings could be adversely impacted.

Uncertainty in the development, deployment, use and regulation of AI could subject us to additional risks.

We have made, and expect to continue making, investments in the integration of AI in our platform, products, and services, as we expect that we will need to integrate AI into our business to remain competitive. However, as with many innovations, AI presents risks and challenges that could adversely impact our business or our customers. The development, adoption, and use case for generative AI technologies are still in their early stages and may be ineffective or inadequate. AI development or deployment practices by the Company, our customers, or third-party developers or vendors could result in unintended consequences. For example, AI algorithms could be flawed or may be based on datasets that are inaccurate, biased or insufficient. In addition, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. We may also be unsuccessful in, or fail to achieve the expected benefits of, our use of AI, and if our AI-related offerings fail to operate as anticipated or as well as competing offerings or do not meet customer needs, we may be unable to recoup our investments in AI and our competitive position may be harmed. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies to commit fraud against us or in a manner that reduces customer demand for our business or financial products and services. Any of the foregoing may result in decreased demand for our products, harm to our business, results of operations or reputation, or a negative impact on our customers and their business.

Additionally, the regulatory environment surrounding AI is still in development, including in the areas of intellectual property, cybersecurity, and privacy and data protection, and new laws or regulations could emerge that require substantial adjustments to our business practices. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or reputational harm.

Risks Related to Accounting Matters

Changes in accounting standards could materially impact the Company's financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators, or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond the Company's control, can be hard to predict, and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in it needing to revise or restate prior period financial statements. For more information on changes in accounting standards, see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

Risks Related to Laws and Regulation and Their Enforcement

The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it.

The Company and the Bank are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of their operations. These laws and regulations are not intended to protect the Company's stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the U.S. economy. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which the Company or the Bank can engage, limit the dividend or distributions that the Bank can pay to the Company, restrict the ability of institutions to guarantee the Company's debt, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in capital than GAAP would require. For further discussion see Part I, Item 1., "Business—Regulation of the Bank—*Capitalization*" and "Business—*Holding Company Regulation*."

Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Failure to comply with these laws and regulations could subject the Company and/or the Bank to restrictions on their business activities, fines and other penalties, the commencement of informal or formal enforcement actions against them, and other negative consequences, including reputational damage, any of which could adversely affect their business, financial condition, results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations, or changes to the interpretation or application of existing laws, rules and regulations, on the federal, state or municipal level is out of our control, may be implemented with little or no prior notice, and could make compliance more difficult or expensive.

The Dodd-Frank Act, among other things, imposed higher capital requirements on bank holding companies and changed the rules regarding FDIC insurance premiums. Compliance costs with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance burdens that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

During 2024, the Company exited its GPG BaaS business. The Company has been subject to investigations by governmental entities concerning a prepaid debit card product program that was offered through the GPG BaaS business. As previously disclosed, the Bank entered into consent orders with the FRB and NYDFS in 2023, each of which constituted separate consensual resolutions with each of the FRB and the NYDFS with respect to their investigations, each of which is now closed as a result of such order. The FRB has subsequently lifted its order. In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program or otherwise could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. For further discussion see Part I, Item 3., "Legal Proceedings."

Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted could: expose the Company to additional costs, including increased compliance costs; impact the profitability of the Company's business activities; limit the fees we may charge; increase the ability of non-banks to offer competing financial services and products; change deposit insurance assessments; require more oversight; or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest rate spreads. These changes may also require the Company to invest significant management attention and resources to make any necessary changes to operations and could have an adverse effect on its business, financial condition and results of operations.

Changes in federal policies and regulations by the executive branch and regulatory agencies may occur over time through the current presidential administration's and/or Congress's policy and personnel changes, which could lead to changes impacting the Company and its customers. For example, changes in federal immigration policy or shifts in foreign relations could negatively affect the EB-5 Program's attractiveness to developers and international investors. Furthermore, potential EB-5 Program investors may instead elect to participate in the "Gold Card" program, and therefore reduce the availability of funding for USCIS approved projects. In addition, any budget reductions or funding restrictions, discontinuance or reduction of federal matching, change in payment methodology or delays in states in which our healthcare industry customers operate could adversely affect such customers, which in turn could impact their ability to fulfill the payment obligations owed to us. If any of the foregoing were to occur, it could affect our business and results of operations.

However, the nature, timing and economic and political effects of such potential changes remain highly uncertain. Any future changes could affect us in substantial and unpredictable ways. At this time, it is unclear whether and how any future changes or uncertainty surrounding future changes will adversely affect our business, financial condition and results of operations. In addition, changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies could affect the economy and banking industry, including our business and results of operations, in ways that are difficult to predict.

Federal income tax treatment of corporations and other federal and state tax provisions may be clarified and/or modified by legislative, administrative or judicial changes or interpretations at any time. Any such changes could adversely affect the Company, either directly, or indirectly as a result of effects on the Company's customers. In addition, on July 4, 2025, the OBBA was signed into law, which included a broad range of tax reform provisions affecting businesses, including extending and modifying certain key provisions from the Tax Cuts and Jobs Act of 2017 and accelerating the phase-out of certain incentives from the IRA.

Monetary policies and regulations of the FRB could adversely affect the business, financial condition and results of operations of the Company.

In addition to being affected by general economic conditions, the Company's earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to combat inflation and influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the Company's business, financial condition and results of operations cannot be predicted. For further discussion, see "*"—Risks Related to Market Interest Rates*."

Non-compliance with the USA PATRIOT Act, BSA, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT Act and the BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures reasonably designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Risks Related to Ownership of the Company's Common Stock

The market price of the Company's common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of the Company's common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, most of which are outside of our control.

The stock market and the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult for you to sell your shares at the volume, prices and times desired.

Certain banking laws and the Company's governing documents may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial to our stockholders. In addition, certain provisions of our governing documents, including the fact we have a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board, may make it more difficult for a third party to acquire control of the Company, even if such event was perceived by stockholders to be beneficial to their interests. The combination of these laws and provisions in our governing documents may inhibit certain business combinations, including a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. These provisions in our governing documents could also discourage proxy contests and make it more difficult and expensive for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors or otherwise remove existing directors and management, even if current management is not performing adequately.

We may not pay regular future dividends on our common stock and thus shareholders should look to appreciation of our common stock to realize a gain on their investments.

We declared cash dividends of $0.15 per share in each of the third and fourth quarters of 2025, respectively, as well as a cash dividend of $0.20 per share in the first quarter of 2026. However, we may not pay dividends in the future, and any dividends that we do pay may be less than those previously declared. Our future dividend policy is subject to the discretion of our Board of Directors and will depend upon various factors, including future earnings, if any, our capital requirements and general financial condition, and other factors. Accordingly, shareholders should look to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur or may occur only over a longer timeframe. See Part II, Item 5., *"Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"* for additional information regarding the Company's dividend declarations.

Although we have implemented a share repurchase program, we have discretion to not repurchase shares and to amend or suspend the program.

In aggregate, the Board of Directors has authorized $100 million of share repurchases since March 2025. However, the Board of Directors may amend or suspend the share repurchase program at any time in its discretion. Shareholders may not be able to sell shares on a timely basis in the event the Board of Directors amends or suspends the share repurchase program. The number of shares to be repurchased and the timing of repurchases, if any, will depend on several factors, including market conditions, prevailing share price, corporate and regulatory requirements, and other considerations. Although the share repurchase program is intended to enhance long-term shareholder value, we cannot provide assurance that this will occur. Furthermore, the share repurchase plan does not obligate the Company to acquire any amount of its common stock, and therefore should not be considered a guaranteed method to sell shares promptly or at a desired price. See Part II, Item 5., *"Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"* for additional information regarding the Company's share repurchase program.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company believes that a strong cybersecurity program is vital to effective cybersecurity risk management. The Company recognizes the importance of developing, implementing, and maintaining robust cybersecurity measures to help safeguard sensitive information and its business operations, and to protect the confidentiality, integrity, and availability of its information systems and the nonpublic information transmitted, processed and stored on its systems or those of third-party service providers. We design our program based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. This does not imply that we meet any particular technical standards, specifications, or requirements, but that we use the NIST framework as a guide to help us identify, assess, and manage cybersecurity risks.

Managing Material Risks & Integrated Overall Risk Management

The Company has integrated cybersecurity risk management into its broader risk management framework in order to promote a culture that values protecting sensitive information. This integration is intended to promote the inclusion of cybersecurity considerations in decision-making processes throughout the Company. The Bank's general risk management personnel, including the Chief Risk Officer ("CRO"), work closely with their information technology and security counterparts to evaluate and address cybersecurity threats in alignment with our business objectives and operational needs.

The Company also maintains a system-wide information security program that applies to all employees. All employees are expected to assist in safeguarding the Company's information systems and to assist in the detection and reporting of cybersecurity incidents. This Company-wide program is intended to identify and assess internal and external cyber and information security risks that may threaten the security or integrity of nonpublic information stored on the Company's information systems or those of third-party providers from unauthorized access, use or other malicious acts.

The Board of Directors is responsible for overseeing the Company's cybersecurity program. The Board of Directors has established oversight mechanisms that are intended to promote effective governance in managing risks associated with cybersecurity threats because it recognizes the significance of these threats to the Company's operational integrity and the information stored on the Company's information systems or those of third-party service providers. See "—Governance—*Board of Directors Oversight*."

Engage Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, the Company engages with a range of external experts from time to time, including cybersecurity assessors, risk management professionals, and other consultants, in evaluating and testing our risk management systems. We also engage third-party services on an ongoing basis to conduct independent audits of our information security and information technology risk management systems. These engagements enable us to leverage specialized knowledge and insights and assist the Company with its goal of maintaining cybersecurity strategies and processes that are consistent with industry best practices. Our collaboration with these third-parties includes table top exercises, penetration testing and other cyber-support services.

Oversee Third-party Risk

Because the Company is aware of the risks associated with third-party service providers, the Company has implemented policies and processes to oversee and assist with managing these risks. The Company's Third-Party Risk Management Office (the "TPRM") conducts security and risk assessments of all third-party providers before engagement and monitors these third-party providers on an ongoing basis to assess each provider's compliance with the Company's cybersecurity standards, which are intended to be commensurate with the level of risk and complexity of the relationship with, and the activities performed by, a given provider engaged by the Company. In addition, the TPRM conducts routine risk assessments of any third-party provider, including those that provide critical services to the Company or have access to customers' protected data. This approach is designed to help identify and mitigate risks related to data breaches or other cybersecurity incidents originating from third-parties in order to better protect our customers' personally identifiable information and the Company's assets and data.

Risks from Cybersecurity Threats

We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business strategy, results of operations or financial condition. Notwithstanding the defensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats, incidents or disruptions may not be fully insured. For more information regarding the risks we face from cybersecurity threats, see Part I, Item 1A., "Risk Factors—*Risks Related to the Company's Operations—A failure in the Company's operation and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses*."

Governance

Board of Directors Oversight

Our information security program is designed to ensure adequate governance and oversight is in place while evolving to meet changes in applicable laws and regulations, and industry best practices. Cybersecurity is a significant risk to the enterprise and matters related to information security are regularly featured as part of management's enterprise risk profile updates to the Risk Committee of the Board of Directors (the "Risk Committee"), which occur at least on a quarterly basis. The Chair of the Risk Committee reports to the Board of Directors on the committee's proceedings and activities, including in connection with the committee's deliberation on information security matters, on a regular basis. In addition to regular touchpoints on cyber matters at the Risk Committee, the Board of Directors receives briefings from the Bank's Chief Information Security Officer (the "CISO") semi-annually.

The Board of Directors directly, and through its standing committees (particularly the Risk Committee and the Audit Committee of the Board of Directors) also engage in broader discussions regarding existing and emerging operational and technology risks with members of management across all lines of defense. To supplement the Board of Directors' regular engagement regarding the Company's information security program, the director education program includes cybersecurity-related training opportunities, which assists the directors in staying current on developments and maintaining appropriate knowledge regarding the evolving cybersecurity and threat landscape.

Reporting to Board of Directors

The CISO provides management, the Risk Committee and the Board of Directors with information regarding the Company's cybersecurity program and potential cybersecurity threats or incidents. In addition, the CISO is empowered to escalate material cybersecurity threats or incidents and strategic risk management decisions to the Board of Directors so that they can provide appropriate oversight and guidance on these critical cybersecurity issues within the context of the Company's overall strategic objectives and business operations. Management, including the Company's Chief Information Officer (the "CIO"), the CRO, and the Incident Management Team (the "IMT") are also required to report cybersecurity threats and incidents to the Risk Committee and/or the Board of Directors, as applicable.

Management's Role Managing Risk

The Company's ERMC, an interdepartmental, management-level committee, meets at least quarterly and is responsible for ensuring that the Company has appropriate policies and procedures in place to help identify, measure, monitor and control potentially significant business risks. In connection with these responsibilities, the ERMC receives detailed quarterly risk reports prepared by the CRO that identify various enterprise level risks and include proposed management action plans and strategies for risk mitigation and remediation, if required, to reduce residual risk exposures. This includes information security action plans from the CISO, the CIO, and/or other key stakeholders. The incorporation of these reports into the ERMC's meetings is intended to promote the inclusion of a wide range of risks, including cybersecurity considerations, in the overall risk management decision-making processes throughout the Company.

The Information Technology/Information Security Steering Committee (the "IT Steering Committee") reports directly into the ERMC and meets at least quarterly. The IT Steering Committee is composed of senior members of management, including the CIO, the CRO and the CISO. The IT Steering Committee oversees information technology matters at the Company, including the implementation of all cybersecurity policies, standards, guidelines and procedures. The responsibilities of the IT Steering Committee include, among other things, updating the Company's information technology policies, reviewing the architecture of the Company's information system infrastructure and monitoring the progress of any significant hardware or software updates or installation. In addition, the IT Steering Committee provides periodic updates related to any identified risks or any information-technology-related matters that, in the opinion of the IT Steering Committee, should be escalated to the ERMC and the Risk Committee of the Board.

The CISO plays an important role in the prevention, detection, mitigation, and remediation of cybersecurity incidents and in informing management, the Risk Committee and the Board of Directors on cybersecurity risks and issues. The CISO provides quarterly briefings to the Risk Committee on any significant information security issues, relevant cybersecurity metrics, key performance indicators and the status of the Company's security-related strategic initiatives. As discussed above, the CISO also provides mid-year and annual reports to the full Board of Directors regarding the state of the Company's information security program. The annual reports encompass a broad range of topics, including:

- Confidentiality of nonpublic information and the integrity and security of the Company's information systems;

- Cybersecurity policies and procedures;

- Material cybersecurity risks;

- Cybersecurity program budget and resourcing considerations;

- Effectiveness of our cybersecurity program, including as benchmarked against applicable regulatory requirements and industry standard frameworks; and

- Any material cybersecurity incidents.

In addition to these scheduled meetings, the Risk Committee, the CISO, the CIO, the CRO, and other members of management maintain ongoing dialogues with respect to emerging or potential cybersecurity threats. The Risk Committee also receives reports and updates from management regarding significant cybersecurity developments so that the Board of Directors can be promptly notified, as and when appropriate, of any threats or incidents as well as management's proposed responses.

Risk Management Personnel

The Company's CISO has extensive experience in the field of cybersecurity and is responsible for managing the Company's cybersecurity risks and ensuring that the Company's security posture is aligned with its business objectives. Our CISO's technical and business experience is helpful for developing and executing our cybersecurity strategies. The CISO helps to oversee the Company's information security policies and programs, perform risk and vulnerability assessments of the Company's information systems, and coordinate responses to cybersecurity incidents in conjunction with the CIO, the Company's Incident Response Team (the "IRT"), the IMT and management.

The Company's CIO has extensive experience in establishing and maintaining scalable and secure technology systems and is responsible for maintaining the Company's various digital platforms. Our CIO worked in various systems, information technology and digital managerial roles at a global financial and investment firm prior to joining the Company. Our CIO's technical and managerial experience is helpful for developing and executing our cybersecurity strategies. The CIO helps to oversee the Company's efforts to improve its system's capabilities, reliability, scalability and security.

The Company's CRO is responsible for identifying, controlling and mitigating risks that could impact the Company's operations. Our CRO's decades of experience managing enterprise risks faced by financial institutions supports our development and execution of our cybersecurity strategies in a manner that is aligned with the overall risk management framework of the Company.

If the Company is notified of a cybersecurity incident affecting the Company's information systems, either by an employee, our defensive infrastructure, a regular system audit or another mechanism, the IRT, led by the CIO, will perform the technical functions required to analyze and contain such an incident, including, but not limited to, technical triage, in-depth analysis, technical mitigation and any necessary recovery actions. The IMT will be activated by the CISO, the CRO or another member of the team to assist in the response and evaluate the cybersecurity threat and coordinate the business decisions necessary to limit the impact of the cybersecurity incident during and after the response. The IMT will also perform similar functions if we detect or are alerted to a cybersecurity threat or incident involving a third-party service provider.

The Company's Network and Cloud Administration is led by the CIO and is also responsible for managing security infrastructure and deploying, configuring, and managing various security solutions, tools and products to assist in safeguarding the Company's information system infrastructure and operations.

Monitor Cybersecurity Incidents

The CISO implements and oversees policies and processes for the regular monitoring of our information systems. This includes the deployment of additional security measures, including defensive infrastructure, and regular system audits to identify potential vulnerabilities. If the CISO, the IRT and/or management believe a cybersecurity incident is potentially material, the CISO, the CRO or another member of the team can convene the IMT to further assist in the Company's remediation and response efforts. Following the remediation of the cybersecurity incident, the IRT and/or IMT will review the effectiveness and appropriateness of the Company's response in order to identify and implement potential enhancements to the Company's security infrastructure and the broader risk management framework.

Item 2. Properties

The Company's headquarters are located at 99 Park Avenue, New York, New York. The Company has seven banking centers – four are in Manhattan, New York, one is in Brooklyn, New York, one is in Lakewood, New Jersey and one is in Long Island, New York. As of December 31, 2025, each of the Company's offices and banking centers are leased, except for its Brooklyn banking center located at 5102 13th Avenue, Brooklyn, which the Company owns. We also lease a property in Miami, Florida that is utilized as a loan production office. Additionally, we have entered into a lease on a property in West Palm Beach, Florida that we plan to open as a banking center in the second quarter of 2026. All the leases on these properties expire at various dates through 2041.

The Company believes that current facilities at its offices and branches are adequate to meet its present and foreseeable needs.

Item 3. Legal Proceedings

There have been investigations by governmental entities concerning a prepaid debit card product program that was offered by the GPG BaaS business. These include investigations involving the Company and the Bank by the Board of Governors of the FRB and certain state authorities, including the NYDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the Coronavirus Aid, Relief, and Economic Security Act from many states. The Company ceased accepting new accounts from this program manager in July 2020 and exited its relationship with this program manager in August 2020. The Company has cooperated in these investigations.

As previously disclosed, the Bank entered into consent orders with each of the FRB and NYDFS in 2023, each of which constituted separate consensual resolutions with the FRB and the NYDFS with respect to their investigations concerning a prepaid debit card product program that was offered through the GPG BaaS business, each of which is now closed as a result of such order. The FRB has subsequently lifted its order. In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the issues identified in the course of these investigations.

With respect to the previously disclosed litigation brought by Michael Wyse, as Plan Administrator for the Voyager Wind-Down Debtor (the "Plaintiff"), alleging that the Bank was responsible for fraud committed by Voyager Digital Holdings, Inc. against its customers, the Company's motion to dismiss, filed in February 2025, was granted as to all counts on August 4, 2025. The Plaintiff has since filed its appeal with the U.S. Court of Appeals for the Second Circuit. The Company intends to continue to defend the case vigorously. Litigation is inherently uncertain, and the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss in association with this matter in the event the Plaintiff's appeal is ultimately successful.

While the future outcome of litigation or regulatory matters cannot be determined at this time, in the opinion of management, as of December 31, 2025, the aggregate liability, if any, arising out of any such pending or threatened legal actions are not expected to be material to the Company's financial condition, results of operations, and liquidity. For additional information regarding certain legal proceedings, see "Legal and Regulatory Proceedings" in NOTE 15 — COMMITMENTS AND CONTINGENCIES to the Company's consolidated financial statements in this Form 10-K.

In addition to the matters described above, the Company is subject to various other pending and threatened legal actions relating to the conduct of its business activities, as well as inquiries and investigations from regulators, including but not limited to, the FRB and the NYDFS. In the opinion of management, as of December 31, 2025, the ultimate aggregate liability, if any, arising out of any such other pending or threatened matters will not be material to the Company's financial condition, results of operations, and liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares of common stock are traded on the New York Stock Exchange under the symbol "MCB". The approximate number of holders of record of the Company's common stock as of February 13, 2026 was 40. The Company's common stock began trading on the New York Stock Exchange on November 8, 2017.

We declared cash dividends of $0.15 per share in each of the third and fourth quarters of 2025, respectively. Although the Company also declared a cash dividend of $0.20 per share in 2026, the declaration and payment of future dividends to holders of our common stock is at the discretion of our Board of Directors and depends on a number of factors, including:

- historical and projected financial condition, liquidity and results of operations;

- the Company's capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on the Company's ability to pay cash dividends, including pursuant to the terms of any of its credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- alternative use of funds, such as for any potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

See Part I, Item 1A., "Risk Factors—*Risks Related to Ownership of the Company's Common Stock—We may not pay regular future dividends on our common stock and thus shareholders should look to appreciation of our common stock to realize a gain on their investments.*"

There were no sales of unregistered securities during the year ended December 31, 2025.

The following table sets forth information regarding the shares of common stock repurchased by the Company during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
October 1, 2025 to October 31, 2025 [(1)]	67,421	$ 68.09	67,421	$ 45,409,088
November 1, 2025 to November 30 2025	226,180	68.12	226,180	30,001,145
December 1, 2025 to December 31 2025	—	—	—	30,001,145
Total	293,601	$ 68.12	293,601	

(1) On July 17, 2025, the Company's Board of Directors approved a share repurchase plan with authorization to purchase up to an additional $50 million of the Company's common stock. In aggregate, the Board of Directors has authorized $100 million of share repurchases since March 2025.

The Company may repurchase shares of common stock from time to time on the open market or by other means in accordance with applicable securities laws and other restrictions, including, in part, under a Rule 10b5-1 plan. The number of shares to be repurchased and the timing of repurchases, if any, will depend on several factors, including market conditions, prevailing share price, corporate and regulatory requirements, and other considerations. The share repurchase plan has no expiration date, may be discontinued or suspended at any time and does not obligate the Company to acquire any amount of its common stock. See Part I, Item 1A., "Risk Factors—*Risks Related to Ownership of the Company's Common Stock—Although we have implemented a share repurchase program, we have discretion to not repurchase shares and to amend or suspend the program.*"

Performance Graph

The following graph compares, for the period from December 31, 2020 through December 31, 2025, the cumulative shareholder return (change in the stock price plus reinvested dividends) for the common stock of the Company with the cumulative return for the (i) Standard and Poor's 500 ("S&P 500") Index and (ii) KBW Bank Index. The performance reflected below assumes that $100 was invested in our common stock and each of the indices at their closing prices on December 31, 2020. The performance of our common stock reflected below is not necessarily indicative of our future performance.



	Cumulative Returns as of December 31,					
	2020	2021	2022	2023	2024	2025
Metropolitan Commercial Bank ("MCB")	$100	$294	$162	$153	$161	$211
S&P 500 Index	$100	$129	$105	$133	$166	$196
KBW Regional Bank Index ("KRX")	$100	$137	$127	$127	$143	$153

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and individuals primarily in the New York metropolitan area. For an analysis of 2024 results compared with 2023 results, see Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the annual report on Form 10-K for the year ended December 31, 2024 filed with the SEC.

The Company's primary lending products are CRE, including multi-family loans, and C&I loans. Substantially all loans are secured by specific items of collateral including business and consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of commercial enterprises. The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program escrow accounts of foreign investor funds for USCIS approved job-creating projects. The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC up to the maximum amounts allowed by law. These activities, together with seven strategically located banking centers, generate a stable source of deposits to support the growth of our diverse loan portfolio and other assets.

The Company is focused on organically growing its position in the New York metropolitan area. Growth in other markets across the country is generally dependent on the business activities of our New York-based customers. Through an experienced team of commercial relationship managers and its integrated, client-centric approach, the Company has grown market share by deepening existing client relationships and continually expanding its client base through referrals and the ability to offer alternatives to traditional retail banking products. The Company has converted many of its commercial lending clients into full retail relationship banking clients. Given the size of the market in which the Company operates and its differentiated approach to client service, there is significant opportunity to further grow its loans and deposits. By combining high-tech service with the relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area and elsewhere.

Critical Accounting Policies

A summary of accounting policies is provided in Note 2 to the consolidated financial statements included in this report. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes the Company's most critical accounting policy, which involves the most complex or subjective decisions or assessments, is the allowance for credit losses.

Allowance for Credit Losses

The ACL has been determined in accordance with GAAP. The Company is responsible for the timely and periodic determination of the amount of the ACL. Management believes that the ACL for loans and loan commitments is adequate to cover expected credit losses over the life of the loan portfolio. Although management evaluates available information to determine the adequacy of the ACL, the level of allowance is an estimate which is subject to significant judgment and short-term change. Because of uncertainties associated with local and national economic forecasts, the operating and regulatory environment, collateral values and future cash flows from the loan portfolio, it is possible that a material change could occur in the ACL. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of uncertain economic conditions, the valuations determined from such estimates and appraisals may change. Accordingly, the Company may ultimately incur losses that vary from management's current estimates. Adjustments to the ACL will be reported in the period in which such adjustments become apparent and can be reasonably estimated. All loan losses are charged off to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL. As a result of such examinations, the Company may need to recognize changes to the ACL based on the regulators' observations.

In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These external models and forecasts are based on nationwide data sets. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of these models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to capture potential limitations of the external models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These adjustments are evaluated through the Company's review process and revised as necessary on a quarterly basis to account for changes in forecasts, facts and circumstances.

One of the more significant judgments involved in estimating the Company's ACL relates to the macroeconomic forecasts used to estimate credit losses and the relative weightings applied to them. To illustrate the impact of changes in these forecasts to the Company's ACL, the Company performed a hypothetical sensitivity analysis that decreased the weight on the baseline scenario by 33% and equally allocated the difference to increase the weights on the more optimistic and adverse scenarios. All else equal, the impact of this hypothetical forecast would result in a net increase of approximately $9.7 million, or 9.9%, in the Company's total ACL for loans and loan commitments as of December 31, 2025. This hypothetical analysis is intended to illustrate the impact of changes in the macroeconomic forecasts at a point in time and is not intended to reflect the full nature and extent of potential future change in the ACL. It is difficult to estimate how potential changes in any one of the quantitative inputs or qualitative factors might affect the overall ACL and the Company's current assessments may not reflect the potential future impact of changes to those inputs or factors. For further discussion of the ACL, see Part I, Item 1., *"Business—Asset Quality—Allowance for Credit Losses—Loans and Loan Commitments."*

Recently Issued Accounting Standards

For a discussion of the impact of recently issued accounting standards, please see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*"* to the Company's consolidated financial statements in this Form 10-K.

Selected Financial Information

The following table includes selected financial information for the Company for the periods indicated:

	At or for the year ended December 31,		
	2025	2024	2023
Performance Ratios			
Return on average assets	0.90 %	0.91 %	1.19 %
Return on average equity	9.70	9.61	12.44
Net interest spread [(1)]	2.84	1.94	1.85
Net interest margin [(2)]	3.88	3.53	3.49
Average interest-earning assets to average interest-bearing liabilities	138.34	152.84	168.64
Non-interest expense/average assets	2.23	2.38	2.02
Efficiency ratio	55.86	62.68	52.46
Average equity to average total assets	9.30	9.52	9.54
Earnings per Share			
Basic earnings per common share	$ 6.71	$ 5.97	$ 6.95
Diluted earnings per common share	6.62	5.93	6.91

(1)   Determined by subtracting the average cost of total interest-bearing liabilities from the average yield on total interest-earning assets.
(2)   Determined by dividing net interest income by total average interest-earning assets.

Discussion of Financial Condition

The Company had total assets of $8.3 billion at December 31, 2025, an increase of 13.1% from December 31, 2024.

Total cash and cash equivalents were $393.6 million at December 31, 2025, an increase of $193.3 million, or 96.5%, from December 31, 2024. The increase was due primarily to an increase of $1.4 billion in deposits, partially offset by an increase in the loan book of $776.2 million and a decrease of $450.0 million in wholesale funding.

Investments

Total securities were $941.2 million at December 31, 2025, an increase of 2.8% from December 31, 2024. The change reflects $199.1 million of purchases of securities, partially offset by $179.8 million in paydowns and maturities of securities, and $18.4 million in sales of AFS securities.

The following table sets forth the stated maturities and weighted average yields of investment securities, excluding equity securities, at December 31, 2025. The table does not include the effect of prepayments or scheduled principal amortization. The weighted average yield for each group of securities was weighted by the amortized cost of the securities in the group. Tax-exempt securities, if any, were presented on a tax-equivalent basis, using a federal tax rate of 21%.

(dollars in thousands)	Due Within 1 Year		Due After 1 Through 5 Years		Due After 5 Through 10 Years		Due After 10 Years		Total		
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Fair Value	Yield
Available-for-sale											
U.S. Government agency securities . . .	$ 10,000	0.61 %	$ 15,000	1.07 %	$ —	— %	$ 5,000	1.68 %	$ 30,000	$ 28,114	1.02 %
U.S. State and Municipal securities .	—	—	—	—	4,823	1.92	6,361	1.65	11,184	9,728	1.76
Residential MBS . . .	8	2.28	3,600	1.18	4,145	1.24	535,596	3.06	543,349	495,032	3.03
Commercial MBS. . .	—	—	6,942	2.13	10,892	5.61	27,726	3.76	45,560	43,700	3.90
Asset-backed securities	—	—	—	—	—	—	2,419	0.54	2,419	2,358	0.54
Total	$ 10,008	0.61 %	$ 25,542	1.37 %	$ 19,860	3.80 %	$ 577,102	3.05 %	$ 632,512	$ 578,932	2.96 %
Held-to-maturity											
U.S. Treasury securities	$ —	— %	$ —	— %	$ —	— %	$ —	— %	$ —	$ —	0.00 %
U.S. State and Municipal securities .	—	—	—	—	—	—	15,065	2.00	15,065	13,663	2.00
Residential MBS . . .	—	—	366	2.16	4,983	1.36	328,166	1.91	333,515	291,853	1.91
Commercial MBS. . .	—	—	8,047	1.42	—	—	—	—	8,047	7,566	1.42
Total	$ —	— %	$ 8,413	1.45 %	$ 4,983	1.36 %	$ 343,231	1.92 %	$ 356,627	$ 313,082	1.90 %

At December 31, 2025, there were $807.5 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $118.2 million were encumbered. At December 31, 2024, there were $750.3 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million were encumbered.

At December 31, 2025 and 2024, the Company's securities portfolio primarily consisted of investment grade mortgage-backed securities and collateralized mortgage obligations issued by government agencies.

Allowance for Credit Losses – Securities

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASC 326. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and related historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis. At December 31, 2025, obligations of U.S. State and Municipal securities were rated investment grade and the associated ACL was immaterial.

Effective January 1, 2023, pursuant to ASC 326, the Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. The Company recognizes a credit impairment if the Company has the intent to sell the security, or it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the year ended December 31, 2025.

Loans

Loans are the Company's primary interest-earning asset class.

Loan Portfolio

Total loans, net of deferred fees and unamortized costs, were $6.8 billion at December 31, 2025, an increase of 12.9% from December 31, 2024. The increase was due primarily to an increase of $884.1 million in CRE loans (including owner occupied), partially offset by a $174.5 million decrease in C&I loans. For the year ended December 31, 2025, the Company's loan production was $1.9 billion, as compared to $1.3 billion for the year ended December 31, 2024. As of December 31, 2025, total loans consisted primarily of CRE, including multi-family mortgage loans, and C&I. At December 31, 2025, 75.9% of the CRE and C&I loan portfolio was concentrated in the New York metropolitan area, mainly New York City, and Florida. At December 31, 2025, the Company's loan portfolio includes loans to the following industries (dollars in thousands):

	At December 31, 2025	
	Balance	% of Total Loans
CRE [1]		
Skilled Nursing Facilities	$ 2,524,627	37.0 %
Hospitality	475,960	7.0
Office	472,724	6.9
Multi-family	397,010	5.8
Retail	364,048	5.3
Mixed use	327,461	4.8
Construction	261,804	3.8
Land	259,749	3.8
Industrial	187,408	2.8
Other	589,512	8.7
Total CRE	$ 5,860,303	85.9 %
C&I		
Skilled Nursing Facilities	$ 212,283	3.1 %
Finance & Insurance	218,856	3.2
Individuals	140,033	2.1
Healthcare	90,612	1.3
Services	75,322	1.1
Wholesale	59,796	0.9
Manufacturing	26,196	0.4
Other	48,554	0.7
Total C&I	$ 871,652	12.8 %

(1)   CRE, not including one-to four-family loans.

The largest concentration in the loan portfolio is to the healthcare industry, which amounted to $2.8 billion, or 41.4% of total loans, at December 31, 2025, including $2.7 billion in loans to skilled nursing facilities.

The following table sets forth certain information at December 31, 2025 regarding the amount of contractual loan maturities during the periods indicated. The table does not include any estimate of prepayments that may cause actual repayment experience to differ from that shown below (in thousands).

	Commercial Real Estate	Construction	Multi-family	One-to Four-Family	Commercial and Industrial	Consumer Loans	Total
Due within 1 year	$ 1,496,499	$ 183,465	$ 181,429	$ 45,951	$ 392,395	$ —	$ 2,299,739
After 1 year through 5 years	3,332,568	78,339	215,581	—	429,865	486	4,056,839
After 5 years though 15 years	372,422	—	—	2,303	49,392	9,863	433,980
After 15 years	—	—	—	38,195	—	—	38,195
Total	$ 5,201,489	$ 261,804	$ 397,010	$ 86,449	$ 871,652	$ 10,349	$ 6,828,753

The following table sets forth the dollar amount of loans at December 31, 2025 that are due after one-year and have either fixed interest rates or floating interest rates (dollars in thousands):

	At December 31, 2025		
	Fixed Rate Loans	Floating Rate Loans	Total
Real Estate			
Commercial	$ 2,958,657	$ 746,333	$ 3,704,990
Construction	2,625	75,714	78,339
Multi-family	214,810	771	215,581
One-to four-family	38,004	2,494	40,498
Commercial and industrial	308,297	170,960	479,257
Consumer	4,117	6,232	10,349
Total	$ 3,526,510	$ 1,002,504	$ 4,529,014

Asset Quality

Non-performing loans increased to $86.9 million at December 31, 2025 from $32.6 million at December 31, 2024, primarily due to a single out-of-market CRE multi-family loan relationship that was classified as non-performing in the third quarter of 2025. The table below sets forth key asset quality ratios (dollars in thousands):

	At or for the year ended December 31,		
	2025	2024	2023
Asset Quality Ratios			
Non-performing loans	$ 86,884	$ 32,600	$ 51,897
Non-performing loans to total loans	1.28 %	0.54 %	0.92 %
Allowance for credit losses to total loans	1.43 %	1.05 %	1.03 %
Non-performing loans to total assets	1.05 %	0.45 %	0.73 %
Allowance for credit losses to non-performing loans	111.7 %	194.1 %	111.7 %
Ratio of net charge-offs (recoveries) to average loans outstanding in aggregate	0.06 %	— %	0.02 %

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASC 326 effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. Upon adoption, the Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operations. Loan losses are charged off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. Loans are normally placed on nonaccrual status if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. The Company does not recognize an ACL on accrued interest receivable, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The ACL for loans was $97.1 million at December 31, 2025, as compared to $63.3 million at December 31, 2024. The ratio of ACL to total loans was 1.43% at December 31, 2025 compared to 1.05% at December 31, 2024. The increase in the ACL was primarily due to loan growth and a single out-of-market CRE multi-family loan relationship that was classified as non-performing in the third quarter of 2025.

The following table sets forth the ACL by loan category for the periods indicated (dollars in thousands):

| | At December 31, | | | | | |
| | 2025 | | | 2024 | | |
	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real Estate						
Commercial	$ 60,818	62.6 %	76.2 %	$ 42,070	66.5 %	71.3 %
Construction	2,511	2.6	3.8	1,962	3.1	3.4
Multi-family	22,619	23.3	5.8	7,290	11.5	6.3
One-to four-family	540	0.6	1.3	577	0.9	1.5
Commercial and industrial	10,180	10.5	12.8	10,991	17.4	17.3
Consumer	413	0.4	0.1	383	0.6	0.2
Total	$ 97,081	100.0 %	100.0 %	$ 63,273	100.0 %	100.0 %

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operations. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan. The ACL for loan commitments was $2.1 million at December 31, 2025, as compared to $2.0 million at December 31, 2024.

Goodwill

The Company had $9.7 million of goodwill associated with a purchase of a prepaid third-party debit card business as of December 31, 2025. Based on its annual impairment assessment, the Company determined that no impairment of goodwill existed as of December 31, 2025.

Other Assets and Other Liabilities

Other assets were $187.2 million at December 31, 2025, an increase of $3.9 million from December 31, 2024. The increase was due primarily to increases in premises and equipment and accrued interest receivables, partially offset by a decrease in lease right of use assets. Other liabilities were $103.8 million at December 31, 2025, a decrease of $6.1 million from December 31, 2024. The decrease was due primarily to decreases in accounts payable, accrued expenses and other liabilities, including lease liabilities.

Deposits

Total deposits were $7.4 billion at December 31, 2025, an increase of $1.4 billion, or 23.3%, from December 31, 2024. The increase in deposits from December 31, 2024 was due primarily to an increase broadly spread across most of the Bank's various deposit verticals. Non-interest-bearing demand deposits were 20.1% of total deposits at December 31, 2025, compared to 22.3% at December 31, 2024.

The tables below summarize the Company's deposit composition by segment for the periods indicated (dollars in thousands):

| | At December 31, | | | |
	2025	Percentage of total balance	2024	Percentage of total balance
Non-interest-bearing demand deposits	$ 1,479,420	20.1 %	$ 1,334,054	22.3 %
Money market	5,698,748	77.2	4,514,579	75.5
Savings accounts	8,886	0.1	8,943	0.1
Time deposits..............................	190,124	2.6	125,397	2.1
Total.................................	$ 7,377,178	100.0 %	$ 5,982,973	100.0 %

	2025 vs. 2024 dollar Change	2025 vs. 2024 percentage Change
Non-interest-bearing demand deposits	$ 145,366	10.9 %
Money market	1,184,169	26.2
Savings accounts	(57)	(0.6)
Time deposits	64,727	51.6
Total...	$ 1,394,205	23.3 %

The table below summarizes the Company's average balances and average interest rate paid, by segment, for the periods indicated (dollars in thousands):

| | Year Ended December 31, | | | |
	2025	Average Rate	2024	Average Rate
Non-interest-bearing demand deposits	$ 1,360,516	— %	$ 1,788,170	— %
Money market	5,229,143	3.69	4,288,522	4.56
Savings accounts	9,007	1.40	9,644	2.76
Time deposits..............................	139,676	4.10	57,227	4.05
Total.................................	$ 6,738,342		$ 6,143,563	

At December 31, 2025, the estimated aggregate amount of FDIC uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance) was $2.0 billion. In addition, as of December 31, 2025, the estimated aggregate amount of the Company's uninsured time deposits was $46.4 million. The following are scheduled maturities of time deposits greater than $250,000 as of December 31, 2025 (in thousands):

	At December 31, 2025
Three months or less	$ 28,869
Over three months through six months	8,662
Over six months through one-year...	7,931
Over one-year	910
Total...	$ 46,372

Borrowings

To support the balance sheet, the Company may at times utilize FHLB advances or other funding sources. At December 31, 2025, the Company had no outstanding Federal funds purchased or FHLBNY advances. At December 31, 2024, the Company had $210.0 million of Federal funds purchased and $240.0 million of FHLBNY advances. The Company had cash on deposit with the FRBNY and available secured wholesale funding borrowing capacity of $3.3 billion and $2.9 billion, respectively, at December 31, 2025 and 2024, respectively.

The Federal Reserve established the Bank Term Funding Program ("BTFP") on March 12, 2023, as a funding source for eligible depository institutions. Advances can no longer be requested under the program. The BTFP was created to provide short-term liquidity (up to one-year) against the par value of certain high-quality collateral, such as U.S. Treasury securities. At December 31, 2025 and 2024, the Company had no outstanding FRB term loans under the BTFP.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company owns all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a floating rate of three-month SOFR plus 1.85%. The Debentures are callable at any time. At December 31, 2025, the Debentures bore an interest rate of 6.02%.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company owns all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a floating rate of three-month SOFR plus 2.00%. The Debentures II are callable at any time. At December 31, 2025, the Debentures II bore an interest rate of 6.17%.

Secured Borrowings

The Company has loan participation agreements with certain counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $11.0 million and $7.4 million in secured borrowings as of December 31, 2025 and 2024, respectively.

Discussion of the Results of Operations for the year ended December 31, 2025

Net Income

Net income was $71.1 million for 2025, an increase of $4.4 million as compared to $66.7 million for 2024. This increase primarily reflects the $18.7 million increase in net interest income, partially offset by a $12.0 million decrease in non-interest income, driven primarily by the absence of $13.4 million in Banking-as-a-Service revenue and a $2.4 million increase in total non-interest expense. For further information on the change in non-interest expense, see — *Non-Interest Expense"* below.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. The following table presents an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Yields and costs were derived by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods shown. Average balances were derived from daily balances over the periods indicated. Interest income included fees that management considers to be adjustments to yields. Yields on tax-exempt obligations were not computed on a tax-equivalent basis. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase discounts and premiums that are amortized or accreted to interest income and prepayment income.

	Year Ended								
	December 31, 2025			December 31, 2024			December 31, 2023		
(dollars in thousands)	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Assets:									
Interest-earning assets:									
Loans [1]	$ 6,573,447	$ 480,497	7.31 %	$ 5,842,570	$ 429,748	7.36 %	$ 5,147,653	$ 345,039	6.70 %
Available-for-sale securities	609,162	16,128	2.65	576,040	12,917	2.24	527,873	8,865	1.68
Held-to-maturity securities	391,642	7,304	1.87	450,048	8,369	1.86	499,379	9,608	1.92
Equity investments - non-trading	5,664	169	2.97	3,377	92	2.73	2,381	52	2.17
Overnight deposits	211,880	9,347	4.41	269,472	15,013	5.57	176,813	9,319	5.20
Other interest-earning assets	27,661	1,833	6.63	29,386	2,240	7.62	33,061	2,522	7.63
Total interest-earning assets	7,819,456	515,278	6.59	7,170,893	468,379	6.53	6,387,160	375,405	5.88
Non-interest-earning assets	137,373			182,936			169,377		
Allowance for credit losses	(76,069)			(60,384)			(49,923)		
Total assets	$ 7,880,760			$ 7,293,445			$ 6,506,614		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Money market and savings accounts	$ 5,238,150	193,079	3.69	$ 4,298,166	195,695	4.55	$ 3,299,427	127,494	3.86
Certificates of deposit	139,676	5,731	4.10	57,227	2,318	4.05	42,926	1,183	2.76
Total interest-bearing deposits	5,377,826	198,810	3.70	4,355,393	198,013	4.55	3,342,353	128,677	3.85
Borrowed funds	274,672	13,233	4.82	336,364	17,282	5.14	445,061	23,892	5.37
Total interest-bearing liabilities	5,652,498	212,043	3.75	4,691,757	215,295	4.59	3,787,414	152,569	4.03
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	1,360,516			1,788,170			1,960,469		
Other non-interest-bearing liabilities	135,135			119,364			137,725		
Total liabilities	7,148,149			6,599,291			5,885,608		
Stockholders' equity	732,611			694,154			621,006		
Total liabilities and equity	$ 7,880,760			$ 7,293,445			$ 6,506,614		
Net interest income		$ 303,235			$ 253,084			$ 222,836	
Net interest rate spread [2]			2.84 %			1.94 %			1.85 %
Net interest margin [3]			3.88 %			3.53 %			3.49 %
Total cost of deposits [4]			2.95 %			3.22 %			2.43 %
Total cost of funds [5]			3.02 %			3.32 %			2.65 %

(1) Amount includes deferred loan fees and non-performing loans.
(2) Determined by subtracting the average cost of total interest-bearing liabilities from the average yield on total interest earning assets.
(3) Determined by dividing net interest income by total average interest-earning assets.
(4) Determined by dividing interest expense on deposits by total average interest-bearing and non-interest bearing deposits.
(5) Determined by dividing interest expense by the sum of total average interest-bearing liabilities and total average non-interest-bearing deposits.

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume (in thousands).

	At December 31,					
	2025 over 2024			2024 over 2023		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	$ 53,441	$ (2,691)	$ 50,750	$ 49,214	$ 35,495	$ 84,709
Available-for-sale securities	775	2,436	3,211	867	3,185	4,052
Held-to-maturity securities	(1,090)	25	(1,065)	(925)	(314)	(1,239)
Equity investments	67	9	76	25	15	40
Overnight deposits	(2,870)	(2,796)	(5,666)	5,009	685	5,694
Other interest-earning assets	(126)	(281)	(407)	(280)	(2)	(282)
Total interest-earning assets	$ 50,197	$ (3,298)	$ 46,899	$ 53,910	$ 39,064	$ 92,974
Interest-bearing liabilities:						
Money market and savings accounts	$ 38,441	$ (41,056)	$ (2,615)	$ 42,922	$ 25,279	$ 68,201
Certificates of deposit	3,383	30	3,413	471	664	1,135
Total deposits	41,824	(41,026)	798	43,393	25,943	69,336
Borrowed funds	(3,022)	(1,028)	(4,050)	(5,623)	(987)	(6,610)
Total interest-bearing liabilities	38,802	(42,054)	(3,252)	37,770	24,956	62,726
Change in net interest income	$ 11,395	$ 38,756	$ 50,151	$ 16,140	$ 14,108	$ 30,248

Net interest margin was 3.88% for 2025, as compared to 3.53% for 2024, the 35 basis point increase was primarily driven by the decrease in the cost of funds and loan spread discipline.

Total cost of funds for 2025 was 302 basis points compared to 332 basis points for 2024, which primarily reflects the reduction in short-term interest rates that favorably impacted our cost of deposits.

Interest Income

Interest income increased by $46.9 million to $515.3 million for 2025, as compared to $468.4 million for 2024. The increase from the prior year was due primarily to the $730.9 million increase in the average balance of loans.

Interest Expense

Interest expense decreased by $3.3 million to $212.0 million for 2025, as compared to $215.3 million for 2024. The decrease from the prior year was due primarily to the 30 basis point decrease in total cost of funds that primarily reflects the reduction in short-term interest rates that favorably impacted our cost of deposits

Provision for Credit Losses – Loans and Loan Commitments

The provision for credit losses for loans and loan commitments was $37.6 million for 2025, as compared to $6.3 million for 2024. The increase from the prior year was primarily due to a single out-of-market CRE multi-family loan relationship that was classified as non-performing in the third quarter of 2025 and loan growth.

Non-Interest Income

Non-interest income decreased by $12.0 million to $11.9 million for 2025, as compared to $23.8 million for 2024. The decrease from the prior year was driven primarily by the absence of $13.4 million in Banking-as-a-Service revenue.

Non-Interest Expense

Non-interest expense was $176.0 million for 2025, an increase of $2.4 million from 2024. The increase from the prior year was due primarily to a $7.2 million increase in deposit program fees, a $6.2 million increase in compensation and benefits related to the increase in the number and mix of employees, and a $6.1 million increase in technology costs related to the digital transformation initiatives, partially offset by a decrease of $9.5 million in the regulatory settlement reserve, a $6.4 million decrease in professional fees and a decrease of $2.2 million in FDIC assessments.

Income Tax Expense

The effective tax rate for 2025 was 30.0% compared to 31.3% for 2024.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Exposure to credit loss is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

The following is a table of off-balance sheet arrangements broken out by fixed and variable rate commitments for the periods indicated therein (in thousands):

	At December 31,					
	2025		2024		2023	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 113,438	$ 486,517	$ 108,561	$ 586,821	$ 67,418	$ 527,730
Standby and commercial letters of credit . .	26,388	—	31,920	—	59,532	—
	$ 139,826	$ 486,517	$ 140,481	$ 586,821	$ 126,950	$ 527,730

The following is a maturity schedule for the Company's off-balance sheet arrangements at December 31, 2025 (in thousands):

	Total	2026	2027 - 2028	2029 - 2030	Thereafter
Unused commitments	$ 599,955	$ 255,440	$ 329,247	$ 6,895	$ 8,373
Standby and commercial letters of credit . .	26,388	8,671	17,717	—	—
	$ 626,343	$ 264,111	$ 346,964	$ 6,895	$ 8,373

Liquidity and Capital Resources

Liquidity is the ability to quickly and economically meet current and future financial obligations. The Company's primary sources of funds consist of deposit inflows, loan repayments and maturities, securities cash flows and borrowings. While maturities and scheduled amortization of loans and securities and borrowings are predictable sources of funds, deposit flows, mortgage prepayments and securities sales may be greatly influenced by the general level of interest rates and changes thereto, economic conditions and competition.

The Company regularly reviews the need to adjust investments in liquid assets based upon its assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability program. Excess liquidity is generally invested in interest earning deposits and short- and intermediate-term securities.

The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given period. At December 31, 2025 and

2024, cash and cash equivalents totaled $393.6 million and $200.3 million, respectively. Securities classified as AFS, which provide additional sources of liquidity, totaled $578.9 million at December 31, 2025 and $482.1 million at December 31, 2024. At December 31, 2025, there were $807.5 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $118.2 million were encumbered. At December 31, 2024, there were $750.3 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million were encumbered.

At December 31, 2025, the Company had zero outstanding Federal funds purchased or FHLBNY advances. At December 31, 2025, the Company had cash on deposit with the FRBNY and available secured wholesale funding borrowing capacity of $3.3 billion.

The Company has no material commitments or demands that are likely to affect its liquidity other than as set forth below. In the event loan demand were to increase faster than expected, or any other unforeseen demand or commitment were to occur, the Company could access its borrowing capacity with the FHLB or obtain additional funds through alternative funding sources, including the brokered deposit market.

Time deposits due within one year as of December 31, 2025 totaled $186.3 million, or 2.5% of total deposits. Total time deposits were $190.1 million, or 2.6% of total deposits, at December 31, 2025.

The Company's primary investing activities are the origination, and to a lesser extent, purchase of loans and securities. The Company originated $1.9 billion and $1.3 billion of loans during the years ended December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company purchased $199.1 million and $72.8 million of securities, respectively.

Financing activities consist primarily of activity in deposit accounts and borrowings. The Company generates deposits from businesses and individuals through client referrals and other relationships and through its retail presence. The Company has established deposit concentration thresholds to help minimize the probability of over-reliance on any single depositor base for funds. Total deposits were $7.4 billion at December 31, 2025, an increase of $1.4 billion, or 23.3%, from December 31, 2024.

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $11.0 million in secured borrowings as of December 31, 2025 and $7.4 million as of December 31, 2024.

Regulation

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2025 and December 31, 2024, the Bank met all applicable regulatory capital requirements, and the Bank is considered "well capitalized" under regulatory guidelines. The Company and the Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The

Company and the Bank review capital levels on a monthly basis. Below is a table of the Company and Bank's capital ratios for the periods indicated:

	At December 31, 2025	At December 31, 2024	Minimum Ratio to be "Well Capitalized"	Minimum Ratio Required for Capital Adequacy Purposes	Minimum Capital Conservation Buffer[1]
The Company					
Tier 1 leverage ratio	9.5 %	10.8 %	N/A	4.0 %	— %
Common equity tier 1	10.7 %	11.9 %	N/A	4.5 %	2.5 %
Tier 1 risk-based capital ratio . .	11.0 %	12.3 %	N/A	6.0 %	2.5 %
Total risk-based capital ratio . . .	12.3 %	13.3 %	N/A	8.0 %	2.5 %
The Bank					
Tier 1 leverage ratio	9.1 %	10.6 %	5.00 %	4.0 %	— %
Common equity tier 1	10.5 %	12.0 %	6.50 %	4.5 %	2.5 %
Tier 1 risk-based capital ratio . .	10.5 %	12.0 %	8.00 %	6.0 %	2.5 %
Total risk-based capital ratio . . .	11.7 %	13.0 %	10.00 %	8.0 %	2.5 %

(1) As of December 31, 2025, the capital conservation buffer for the Company and the Bank was 4.3% and 3.7%, respectively, which exceeded the minimum requirement of 2.5% required to be held by banking institutions.

At December 31, 2025 and December 31, 2024, total CRE loans were 376.5% and 346.1% of the Bank's risk-based capital, respectively. The increase in the CRE concentration ratio was influenced by the Bank funding the share repurchase program and the anticipated quarterly dividends at the holding company level. See Part II, Item 5., "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for additional information regarding the Company's quarterly dividends and share repurchase program.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

General

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk embedded within the balance sheet to inform a controlled assumption of IRR while maximizing net income and preserving adequate levels of liquidity and capital. The Board of Directors bears the ultimate responsibility for the Company's asset and liability management function. The Company's ALCO is responsible for assisting the Board of Directors with this oversight. The ALCO has further assigned responsibility for the day-to-day management of IRR to the CFO, or their designee. The ALCO meets regularly to review, among other things, the sensitivity of earnings and the market value of assets and liabilities to market interest rate changes and local and national market conditions and market interest rates. That group also reviews liquidity, capital, deposit mix, loan mix and investment positions. Based upon the nature of its operations, the Company is not directly subject to FX or commodity price risk.

Interest Rate Risk

As a financial institution, the Company's primary market risk exposure is IRR. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and, by varying degrees, the fair value of all interest-earning assets and interest-bearing liabilities. IRR is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair value risk. The objective of IRR management is to estimate the effect of changes in interest rates on net interest income and to adjust, as deemed appropriate, the balance sheet to manage the inherent risk while at the same time maximizing income.

The Company manages its exposure to interest rates primarily by prudently structuring its balance sheet in the ordinary course of business. The Company generally originates fixed and floating rate loans with maturities of less than five years.

The IRR on these loans is offset to some degree by the mix and structure of the deposit portfolio. On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its IRR position.

Net Interest Income At-Risk

The Company analyzes its net interest income sensitivity to changes in interest rates through a simulation model, which estimates what net interest income would be for a one-year period based on current interest rates, and then calculates what the net interest income would be for the same period under different interest rate assumptions.

The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2025 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on net interest income.

Although the net interest income table below provides an indication of the Company's interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not necessarily provide a precise forecast of the effect of changes in market interest rates on net interest income and estimates may differ from actual results.

The table below indicates that at December 31, 2025, in the event of an instantaneous and sustained parallel upward shift of 200 basis points in interest rates, the Company would experience a 1.61% decrease in net interest income. In the event of an instantaneous and sustained parallel downward shift of 200 basis point in interest rates, it would experience a 4.08% increase in net interest income.

	At December 31, 2025	
Change in Interest Rates (basis points)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
+300	332,495	(2.26)%
+200	334,696	(1.61)
+100	337,597	(0.76)
—	340,179	—
-100	346,537	1.87
-200	354,042	4.08
-300	365,589	7.47

Economic Value of Equity Analysis

The Company analyzes the sensitivity of its financial condition to changes in interest rates through an EVE model. This analysis measures the difference between predicted changes in the fair value of assets and predicted changes in the fair value of liabilities assuming various changes in current interest rates. The table below represents an analysis of IRR as measured by the estimated changes in EVE, resulting from instantaneous and sustained parallel shifts in the yield curve (+/- 100, +/- 200 and +/- 300 basis points) at December 31, 2025 (dollars in thousands):

Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE	
		Dollars	Percent
+300	$ 1,050,915	$ (137,512)	(11.59)%
+200	1,095,978	(92,760)	(7.80)%
+100	1,147,835	(40,903)	(3.44)
—	1,188,738	—	—
-100	1,222,332	33,594	2.83
-200	1,244,685	55,947	4.71
-300	1,264,093	75,355	6.34

(1)   Assumes an immediate uniform change in interest rates at all maturities.
(2)   EVE is the fair value of expected cash flows from assets, less the fair value of the expected cash flows arising from liabilities adjusted for the value of off-balance sheet contracts.

The table above indicates that at December 31, 2025, in the event of an immediate upward shift of 200 basis in interest rates, the Company would experience a 7.8% decrease in its EVE. In the event of an immediate downward shift of 200 basis points in interest rates, the Company would experience a 4.71% increase in its EVE.

The preceding simulation analyses do not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, it is not unlikely that prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will deviate from those assumed.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 8. Financial Statements and Supplementary Data

For the Company's consolidated financial statements, see index on page 68.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

a)   Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2025. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b)   Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control over financial reporting is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2025, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2025 was effective using these criteria.

The Company's internal control over financial reporting as of December 31, 2025 has been audited by Crowe LLP, the independent registered public accounting firm that has also audited the Company's consolidated financial statements of financial condition as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025. Crowe LLP has issued an attestation report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2025. See Part II, Item 8., *"Financial Statements and Supplementary Data."*

c)   Changes in Internal Control Over Financial Reporting

There were no changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2025 that had materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the Company's directors, executive officers and corporate governance is incorporated by reference to the Company's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders (the "Proxy Statement") which will be filed with the SEC within 120 days of December 31, 2025. Specifically, the Company incorporates herein the information regarding its directors and executive officers included in the Proxy Statement under the headings "Proposal 1 — Election of Directors," "— Executive Officers Who Are Not Directors" and "Stock Ownership—Delinquent Section 16(a) Reports."

Information regarding the Company's corporate governance is incorporated herein by reference to the information in the Proxy Statement under the headings "Proposal 1 — Election of Directors — Committees of the Board and "Other Compensation Considerations—Insider Trading Policy." The Company has adopted a written Code of Ethics that applies to all directors, officers, including its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, or persons performing similar functions, and employees. The Code of Ethics is published on the Company's website, www.mcbankny.com. The Company will provide to any person, without charge, upon request, a copy of such Code of Ethics. Such request should be made in writing to: Metropolitan Bank Holding Corp. 99 Park Ave., 12th Floor, New York, New York, 10016, attention: Investor Relations.

Item 11. Executive Compensation

Information regarding executive and director compensation and the Compensation Committee is incorporated herein by reference to the information in the Proxy Statement under the headings "Compensation Matters," "Compensation Discussion and Analysis," "Compensation Committee Report," "CEO Pay Ratio" and "Pay Versus Performance."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is included under the heading "Stock Ownership" in the Proxy Statement and are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The "Proposal 1—Election of Directors—Board Independence" and "—Business Relationships and Related Party Transactions Policy" sections of the Company's Proxy Statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" section of the Company's Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 68.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under Part II, Item 8*., "Financial Statements and Supplementary Data*."

Exhibits Required by Item 601 of SEC Regulation S-K

3.1	Certificate of Incorporation of Metropolitan Bank Holding Corp, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).
3.2	Certificate of Amendment to the Certificate of Incorporation of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 12, 2021 (File No. 333-254197)).
3.3	Amended and Restated Bylaws of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024 (File No. 001-38282)).
4.1	Form of Common Stock Certificate of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).
4.2	Description of Securities of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2020 (File No. 001-38282)).
10.1*	Amended and Restated Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2020 (File No. 001-38282)).
10.2*	Metropolitan Commercial Bank Amended and Restated Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2021 (File No. 001-38282)).
10.3*	Form of Performance Restricted Share Unit Award Agreement – 2009 Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).
10.4*	Amendment One to Restricted Share Agreements – 2009 Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).
10.5*	Form of Restricted Share Agreement – 2009 Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).
10.6*	Form of Stock Option Agreement – 2009 Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.7*   Employment Agreement by and between Metropolitan Commercial Bank and Scott Lublin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 (File No. 001-38282)).

10.8*   Metropolitan Bank Holding Corp. 2019 Equity (Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-38282)).

10.9*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Nick Rosenberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 (File No. 001-38282)).

10.10*   Form of Restricted Stock Unit Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.11*   Form of Performance-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.12*   Form of Time-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.13*   Form of Incentive Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.14*   Form of Non-Qualified Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.15*   Metropolitan Bank Holding Corp. Amended and Restated 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 22, 2024 (File No. 001-38282)).

10.16*   Form of Director Award Agreement (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025 (File No. 001-38282)).

10.17*   Form of Executive Award Agreement with Time-Based Vesting (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.18*   Form of Executive Award Agreement with Performance-Based Vesting (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.19*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Laura Capra (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.20*   Form of Performance-Based Restricted Stock Award Agreement – 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025 (File No. 001-38282)).

10.21*   Form of Restricted Stock Unit Award Agreement – 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025 (File No. 001-38282)).

10.22*   Form of Change in Control Agreement.

10.23*   Amendment to the Metropolitan Bank Holding Corp. Amended and Restated 2022 Equity Incentive Plan (incorporated by reference to Appendix B to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 17, 2025 (File No. 001-38282)).

19.1	Insider Trading Policy.
21.1	Subsidiaries of Registrant Incorporated by reference to Exhibit 21 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805).
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Incentive Compensation Recoupment Policy.
101	Inline Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Financial Condition as of December 31, 2025 and 2024 (ii) the Consolidated Statements of Operation for the years ended December 31, 2025, 2024, and 2023 (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024, and 2023 (iv) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023, and (vi) the notes to the Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL.

Each management contract and compensatory plan has been marked with an asterisk (*).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metropolitan Bank Holding Corp.

Date: February 20, 2026

By: /s/ Mark R. DeFazio

Mark R. DeFazio
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 20, 2026.

Signatures	Title
/s/ Mark R. DeFazio Mark R. DeFazio	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Daniel F. Dougherty Daniel F. Dougherty	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ G. David Bonnar G. David Bonnar	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Anthony J. Fabiano Anthony J. Fabiano	Chairman of the Board
/s/ Dale C. Fredston Dale C. Fredston	Director
/s/ David J. Gold David J. Gold	Director
/s/ Harvey M. Gutman Harvey M. Gutman	Director
/s/ Terence J. Mitchell Terence J. Mitchell	Director
/s/ Robert C. Patent Robert C. Patent	Director
/s/ Maria F. Ramirez Maria F. Ramirez	Director
/s/ William Reinhardt William Reinhardt	Director
/s/ George J. Wolf, Jr. George J. Wolf, Jr.	Director
/s/ Chaya Pamula Chaya Pamula	Director
/s/ Katrina Robinson Katrina Robinson	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Metropolitan Bank Holding Corp.
New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Metropolitan Bank Holding Corp. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

<u>Allowance for Credit Losses – Economic Scenarios used in Commercial Real Estate ("CRE") and Commercial and Industrial ("C&I") Loans Portfolio Segment Models</u>

As described in Note 2 to the consolidated financial statements, the Company accounts for credit losses under ASC 326, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at amortized cost at the reporting date. As of December 31, 2025, the balance of the allowance for credit losses on loans ("ACL") was $97.1 million.

To calculate the ACL for loans collectively evaluated, the Company uses lifetime loss rate models. The CRE and C&I lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts.

To account for economic uncertainty, the Company uses multiple forecasted economic scenarios provided by the models in determining the quantitative ACL. The economic scenarios include various projections based on variables such as, Gross Domestic Product ("GDP"), interest rates, property price indices, and employment measures, among others. The economic scenarios are probability-weighted based on available information at the time of the calculation execution. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

We consider the auditing procedures related to management's forecasted economic scenarios used within the quantitative CRE and C&I lifetime loss rate models to be a critical audit matter due to the extent of audit effort and high degree of specialized knowledge and skills required to evaluate the resultant lifetime loss rates produced from the models.

To address this matter, we tested the operating effectiveness of the Company's controls related to evaluating, adjusting, and concluding on forecasted economic scenarios used for the CRE and C&I lifetime loss rate models, including the following:

- Management's evaluation of the establishment of the methodology in accordance with generally accepted accounting principles;

- Management's evaluation of lifetime loss rate models, including an evaluation of whether management appropriately applied their methodology, an evaluation of the forecasted economic scenarios used within their model, and an evaluation of the reasonableness of the resultant lifetime loss rates;

- Management's evaluation of the reasonableness of judgments over the forecasted economic scenarios selected in the model and approval of the overall allowance for credit losses on loans.

Our substantive procedures related to the forecasted economic scenarios used for the CRE and C&I lifetime loss rate models included the following:

- Evaluating the appropriateness of the established methodology;

- Evaluating the lifetime loss rate models, including a directionality analysis of the forecasted economic scenarios on the loss rate forecasts, and the reasonableness of the resultant lifetime loss rates, assisted by firm specialists;

- Evaluating the reasonableness of forecasted economic scenarios, assisted by firm specialists;

- Evaluating the reasonableness of the overall allowance for credit losses.

/s/ Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
February 20, 2026

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share data)

	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 12,086	$ 13,078
Overnight deposits	381,501	187,190
Total cash and cash equivalents	393,587	200,268
Investment securities available-for-sale, at fair value	578,932	482,085
Investment securities held-to-maturity (estimated fair value of $313.1 million and $366.7 million at December 31, 2025 and December 31, 2024, respectively)	356,627	428,557
Equity investment securities, at fair value	5,609	5,109
Total securities	941,168	915,751
Other investments	20,632	30,636
Loans, net of deferred fees and costs	6,810,233	6,034,076
Allowance for credit losses	(97,081)	(63,273)
Net loans	6,713,152	5,970,803
Other assets	187,177	183,291
Total assets	$ 8,255,716	$ 7,300,749
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing demand deposits	$ 1,479,420	$ 1,334,054
Interest-bearing deposits	5,897,758	4,648,919
Total deposits	7,377,178	5,982,973
Federal funds purchased	—	210,000
Federal Home Loan Bank of New York advances	—	240,000
Trust preferred securities	20,620	20,620
Secured and other borrowings	10,975	7,441
Other liabilities	103,831	109,888
Total liabilities	7,512,604	6,570,922
Common stock, $0.01 par value, 25,000,000 shares authorized, 11,300,191 and 11,197,625 shares issued; and 10,088,617 and 11,197,625 shares outstanding at December 31, 2025 and December 31, 2024, respectively	113	112
Additional paid in capital	405,565	400,188
Retained earnings	450,639	382,661
Accumulated other comprehensive income (loss), net of tax	(39,739)	(53,134)
Treasury stock, at cost, 1,211,574 and 0 shares at December 31, 2025 and December 31, 2024, respectively	(73,466)	—
Total stockholders' equity	743,112	729,827
Total liabilities and stockholders' equity	$ 8,255,716	$ 7,300,749

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2025	2024	2023
Interest and dividend income			
Loans, including fees	$ 480,497	$ 429,748	$ 345,039
Securities	23,601	21,378	18,525
Overnight deposits	9,347	15,013	9,319
Other interest and dividends	1,833	2,240	2,522
Total interest income	515,278	468,379	375,405
Interest expense			
Deposits	198,810	198,013	128,677
Borrowed funds	11,939	15,795	22,424
Trust preferred securities	1,294	1,487	1,468
Total interest expense	212,043	215,295	152,569
Net interest income	303,235	253,084	222,836
Provision for credit losses	37,592	6,257	12,283
Net interest income after provision for credit losses	265,643	246,827	210,553
Non-interest income			
Service charges on deposit accounts	8,388	8,269	6,071
Global Payments Group revenue	—	13,355	19,005
Other income	3,483	2,205	2,827
Total non-interest income	11,871	23,829	27,903
Non-interest expense			
Compensation and benefits	84,029	77,859	66,961
Bank premises and equipment	10,322	9,656	9,344
Professional fees	14,932	21,320	18,064
Technology costs	17,135	11,012	4,940
Deposit related program fees	24,021	16,836	13,104
FDIC assessments	9,548	11,780	9,077
Regulatory settlement reserve	—	9,463	(5,521)
Other expenses	16,018	15,649	15,569
Total non-interest expense	176,005	173,575	131,538
Net income before income tax expense	101,509	97,081	106,918
Income tax expense	30,411	30,395	29,650
Net income	$ 71,098	$ 66,686	$ 77,268
Earnings per common share			
Basic earnings	$ 6.71	$ 5.97	$ 6.95
Diluted earnings	$ 6.62	$ 5.93	$ 6.91

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended December 31,		
	2025	**2024**	**2023**
Net income	$ 71,098	$ 66,686	$ 77,268
Other comprehensive income (loss), net of tax			
Securities available-for-sale:			
Unrealized gain (loss) arising during the period, net	16,869	1,354	7,149
Reclassification adjustment for gains included in net income, net	(472)	—	—
Total	16,397	1,354	7,149
Cash flow hedges:			
Unrealized gain (loss) arising during the period, net	(2,469)	1,922	(2,417)
Reclassification adjustment for gains included in net income, net	(533)	(3,474)	(3,370)
Total	(3,002)	(1,552)	(5,787)
Total other comprehensive income (loss), net	13,395	(198)	1,362
Comprehensive income (loss), net	$ 84,493	$ 66,488	$ 78,630

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	AOCI (Loss), Net	Treasury Stock	Total
Year Ended							
Balance at January 1, 2025	11,197,625	$ 112	$ 400,188	$ 382,661	$ (53,134)	$ —	$ 729,827
Issuance of common stock under stock compensation plans	160,939	1	—	—	—	—	1
Employee and non-employee stock-based compensation	—	—	8,928	—	—	—	8,928
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(58,373)	—	(3,551)	—	—	—	(3,551)
Treasury stock purchased	(1,211,574)	—	—	—	—	(73,466)	(73,466)
Net income	—	—	—	71,098	—	—	71,098
Other comprehensive income (loss)	—	—	—	—	13,395	—	13,395
Cash dividends declared on common stock ($0.30 per share)	—	—	—	(3,120)	—	—	(3,120)
Balance at December 31, 2025	10,088,617	$ 113	$ 405,565	$ 450,639	$ (39,739)	$ (73,466)	$ 743,112
Balance at January 1, 2024	11,062,729	$ 111	$ 395,871	$ 315,975	$ (52,936)	$ —	$ 659,021
Issuance of common stock under stock compensation plans	223,483	1	—	—	—	—	1
Employee and non-employee stock-based compensation	—	—	8,899	—	—	—	8,899
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(88,587)	—	(4,582)	—	—	—	(4,582)
Net income	—	—	—	66,686	—	—	66,686
Other comprehensive income (loss)	—	—	—	—	(198)	—	(198)
Balance at December 31, 2024	11,197,625	$ 112	$ 400,188	$ 382,661	$ (53,134)	$ —	$ 729,827
Balance at January 1, 2023	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ —	$ 575,897
Cumulative effect of changes in accounting principle	—	—	—	(2,103)	—	—	(2,103)
Issuance of common stock under stock compensation plans	285,190	4	—	—	—	—	4
Employee and non-employee stock-based compensation	—	—	9,765	—	—	—	9,765
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(172,426)	(2)	(3,170)	—	—	—	(3,172)
Net income	—	—	—	77,268	—	—	77,268
Other comprehensive income (loss)	—	—	—	—	1,362	—	1,362
Balance at December 31, 2023	11,062,729	$ 111	$ 395,871	$ 315,975	$ (52,936)	$ —	$ 659,021

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net income	$ 71,098	$ 66,686	$ 77,268
Adjustments to reconcile net income to net cash:			
Net depreciation, amortization, and accretion	(11,053)	(11,412)	7,142
Provision for credit losses	37,592	6,257	12,283
Stock-based compensation	8,928	8,899	9,765
Other, net	(1,174)	(2,986)	(75)
Deferred income tax (benefit) expense	(9,264)	(2,798)	(2,800)
Net change in:			
Receivable from global payments, net	—	87,648	(2,043)
Third-party debit cardholder balances	—	(10,178)	(401)
Other assets	(3,963)	(4,089)	(30,019)
Other liabilities	(3,484)	10,432	(28,694)
Net cash provided by (used in) operating activities	88,680	148,459	42,426
Cash flows from investing activities			
Loan originations and payments, net	(765,847)	(395,390)	(789,736)
Redemptions of FRB and FHLB Stock	36,570	48,348	152,400
Purchases of FRB and FHLB Stock	(26,566)	(40,018)	(169,256)
Purchase of securities available-for-sale	(199,063)	(72,810)	(46,809)
Purchase of securities held-for-investment	—	—	(24,595)
Proceeds from sales and calls of securities available-for-sale	18,400	—	—
Proceeds from paydowns and maturities of securities available-for-sale	108,419	53,166	42,342
Proceeds from paydowns and maturities of securities held-to-maturity	71,381	39,724	65,954
Purchase of premises and equipment	(6,257)	(2,631)	(5,749)
Net cash provided by (used in) investing activities	(762,963)	(369,611)	(775,449)
Cash flows from financing activities			
Proceeds from (repayments of) federal funds purchased, net	(210,000)	111,000	(51,000)
Proceeds from (repayments of) FHLB advances, net	(240,000)	(200,000)	340,000
Redemption of common stock for tax withholdings for restricted stock vesting	(3,551)	(4,582)	(3,170)
Proceeds from (repayments of) other borrowings, net	—	100,000	—
Proceeds from (repayments of) secured borrowings, net	3,534	(100,144)	(140)
Net increase (decrease) in deposits	1,394,205	245,681	459,380
Purchase of treasury stock	(73,466)	—	—
Cash dividend paid	(3,120)	—	—
Net cash provided by (used in) financing activities	867,602	151,955	745,070
Increase (decrease) in cash and cash equivalents	193,319	(69,197)	12,047
Cash and cash equivalents at the beginning of the period	200,268	269,465	257,418
Cash and cash equivalents at the end of the period	$ 393,587	$ 200,268	$ 269,465
Supplemental information			
Cash paid for:			
Interest	$ 212,217	$ 215,380	$ 151,403
Income Taxes	$ 25,852	$ 34,795	$ 36,171

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION

Metropolitan Bank Holding Corp., a New York corporation (the "Company"), is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank (the "Bank"), a New York state chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals primarily in the New York Metropolitan area. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

The Company's primary lending products are CRE loans (including multi-family loans) and C&I loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses.

The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC up to the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; customized financial solutions for government entities, municipalities, public institutions and charter schools; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program escrow accounts of foreign investor funds for USCIS approved job-creating projects.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. The Company's business is affected by state and federal legislation and regulations.

NOTE 2 — BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with GAAP and predominant practices within the U.S. banking industry. The Consolidated Financial Statements (the "financial statements") include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated. The financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

In preparing the financial statements in conformity with GAAP, management has made estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimated. Information available that could affect these judgements include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers.

Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as cash on hand and amounts due from banks and money market funds. At December 31, 2025 and 2024, cash and cash equivalents included $380.5 million and $186.3 million, respectively, of cash on hand or on deposit with the FRB. Also included in cash and cash equivalents were $15.5 million and $12.6 million of cash held in escrow and collateral accounts for third-party debit card program managers at December 31, 2025 and 2024, respectively. Additionally, there was $792,000 and $762,000 of cash pledged for a related collateral account at December 31, 2025 and 2024, respectively. Net cash flows are reported for customer loan and deposit transactions, other investments, receivable from global payments, third-party debit cardholder balances, other assets, other liabilities, federal funds purchased, FHLB advances, other borrowings, and secured borrowings.

Securities

Debt securities are classified as HTM and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as AFS when they might be sold before maturity. Securities classified as AFS are carried at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized using the level yield method without anticipating prepayments, except for MBS where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on sales of securities are recognized in the consolidated statements of operations upon sale.

The Company estimates and recognizes an ACL for HTM debt securities pursuant to ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326) ("ASC 326"). The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and therefore has no ACL related to these securities. For the small portion of HTM securities portfolio that does not have a zero loss expectation, the ACL is based on the amortized cost of the securities, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the securities. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

The Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize any incremental impairment in net income.

Revenue Recognition

Any revenues from contracts with customers, which are not exempt from the accounting requirements under ASC 606, Revenue from Contracts with Customers, are accounted for using the five-step method prescribed by the ASC. These revenue items are debit card income, service charges on deposit accounts and other service charges. In accordance with the ASC, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these services. The Company applies the following five steps to properly recognize revenue: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The majority of the Company's revenue is derived from interest income on loans, which is not subject to the ASC.

Deposit Related Program Fees

Deposit related program fees include certain licensing fees and EB-5 Program account fees. Licensing fees on certain deposit accounts held by bankruptcy trustees are expensed as incurred. These accounts require the use of a software interface provided by a third party. Bankruptcy accounts subject to the licensing fees amounted to $492.3 million and $305.4 million at December 31, 2025 and 2024, respectively. EB-5 Program accounts subject to fees amounted to $480.8 million and $291.2 million at December 31, 2025 and 2024, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Transfers of financial assets that do not meet the criteria to be accounted for as sales are recorded as secured borrowings.

Loans and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, adjusted for any charge-offs, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are normally placed on non-accrual if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement, or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be recognized as interest income when the principal balance of the non-accrual loan is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

The following loan portfolio segments have been identified: CRE, Construction, Multi-Family, One-to Four-Family, C&I, and Consumer.

The risk characteristics of each of the identified portfolio segments are as follows:

Commercial Real Estate — CRE loans are secured by nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of CRE loans depends on the cash flow of the borrower and the net operating income of the property, the borrower's profitability, and the value of the underlying property. Of primary concern in CRE lending is the borrower's creditworthiness and the cash flows from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. CRE is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Construction — Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building.

If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

Multi-family — Multi-family real estate loans are secured by real estate of five or more units and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of multi-family real estate loans depends on the cash flow analysis of the property, occupancy rates, and unemployment rates, combined with the net operating income of the property, the borrower's profitability, and the value of the underlying property. Payments on these loans depend on successful operation and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market and/or the economy.

One-to Four-Family — One-to four-family loans for primary residences are generally made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of one-to four-family loans is subject to adverse employment conditions in the local economy leading to increased default rates and decreased market values, including from oversupply in a geographic area. In general, these loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial & Industrial — C&I loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Consumer — Consumer loans are primarily comprised of purchased student loans. As a result, repayment of such loans are subject, to a greater extent than loans secured by collateral, to the financial condition of the borrower.

In June 2016, the FASB issued ASC 326, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. The Company adopted this guidance effective January 1, 2023. See *"*NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*,"* for a discussion on the adoption of this ASC.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operations. Loan losses are charged-off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. The Company does not recognize an ACL on accrued interest receivable, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operations. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan.

To calculate the ACL for loans and loan commitments collectively evaluated, the Company uses models developed by a third party. The lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts. The exposure at default considers the current unpaid balance, prepayment assumptions, and expected utilization assumptions.

Key assumptions used in the models include portfolio segmentation, prepayments, risk rating, a peer scalar, and the expected utilization of unfunded commitments among others. The portfolios are segmented by loan level attributes such as loan type, loan size, date of origination, and delinquency status to create homogenous loan pools. Pool level metrics are calculated, and loss rates are subsequently applied to the pools as the loans have similar characteristics. Prepayment assumptions, if applicable, are embedded within the models and are based on the same data used for model development and incorporate adjustments for reasonable and supportable forecasts. The models employ mean reversion techniques to predict credit losses for loans that are expected to mature beyond the forecast period.

To account for economic uncertainty, the Company uses multiple economic scenarios provided by the model vendor in determining the ACL. The forecasts include various projections based on variables such as, Gross Domestic Product, interest rates, property price indices, and employment measures, among others. The forecasts are probability-weighted based on available information at the time the calculation is conducted. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

The CRE and C&I lifetime loss rate models were developed using the historical loss experience of all banks in the model's developmental dataset. Banks in the model's developmental dataset may have different loss experiences due to geography and portfolio as well as operational and underwriting procedures that vary from those of the Company, and therefore, the Company calibrates expected losses using a peer scalar function provided by the models. The peer scalar was calculated by examining the loss rates of peer banks that have similar asset bases and that operate in similar markets as the Company and comparing these peer group loss rates to the model results.

The Company also considers qualitative adjustments to expected credit loss estimates for information not already captured in the quantitative loss estimation models. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Qualitative loss factors are based on the Company's judgment of market, industry or business specific data, changes in loan composition, performance trends, regulatory changes, uncertainty of macroeconomic forecasts, and other asset specific risk characteristics.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral (less selling costs if applicable) and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount.

Goodwill

Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. At December 31, 2025 and 2024, the carrying amount of goodwill was $9.7 million, which was associated with a purchase of a prepaid third-party debit card business. Based on the Company's annual impairment assessment no impairment of goodwill existed as of December 31, 2025, 2024 and 2023.

Stock-Based Compensation

Compensation cost is recognized for stock options, restricted stock awards and restricted stock units, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of options. The market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with time-based vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Company also awards PRSUs to certain employees. The PRSUs are classified as either equity or a liability, depending on certain criteria provided in ASC 718, Stock Based Compensation. This classification affects whether the measurement of fair value is fixed (i.e., measured only once) on the grant date or whether fair value will be remeasured each reporting period until settled. On the grant date, the estimate of equity-classified awards' fair value would be fixed, the cumulative amount of previously recognized compensation cost would be adjusted, and the Company would no longer have to remeasure the award. If the award is liability-classified, the awards would continue to be marked to fair value each reporting period until settlement. The Company recognizes compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. The Company assesses the probability of vesting (i.e., that the performance conditions will be met) at each reporting period and, if required, adjusts compensation cost based on its probability assessment.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of temporary cash investments including due from banks, interest-bearing deposits with banks and real estate loans receivable. A significant portion of real estate loans are collateralized by property in the New York metropolitan area. The ultimate collectability of these loans may be susceptible to changes in the real estate market in this area.

Leases

The Company follows ASC 842, Leases. The Company's real estate leases are recognized as operating leases. The related ROU lease assets and liabilities are recognized to reflect our right to use the underlying assets and contractual obligations associated with future rent payments. ROU assets are included in other assets and lease liabilities are included in other liabilities on the consolidated statements of financial condition. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. On a periodic basis, ROU assets are assessed for impairment and an impairment loss would be recognized if the carrying amount of the ROU asset is not recoverable.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from three to thirty years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

Other Investments

Other investments include FRB and FHLB stock and CRA related investments. The Company is a member of the FRB and the FHLB systems. FHLB members are required to own membership stock and purchase activity-based stock that is based on the level of outstanding borrowings and municipal letters of credit. FRB and FHLB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. At December 31, 2025, the Company held FRB and FHLB stock of $11.4 million and $7.2 million, respectively. At December 31, 2024, the Company held FRB and FHLB stock of $11.4 million and $17.2 million, respectively. At December 31, 2025 and 2024 the Company held a $1.5 million investment in The Disability Opportunity Fund, respectively, which is an equity equivalent investment in a community development financial institution. At December 31, 2025 and 2024, the Company also held $498 million of time deposits in community development financial institutions, respectively.

Derivatives

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. The derivatives are designated as cash flow hedges. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. For a cash flow hedge, the gain or loss on the derivative is reported in accumulated other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of the derivative that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. The amounts are reclassified to earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk management objective and the strategy for undertaking hedged transactions at the inception of the hedging relationship. The documentation includes linking the cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions or group of forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, or treatment of the derivative as a hedge is no longer appropriate or intended.

When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were in accumulated other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings. If the forecasted transaction is deemed probable to not occur, the derivative gain or loss reported in accumulated other comprehensive income is reclassified into current earnings.

The Company also periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. These derivative instruments are marked to market in earnings with changes in fair value reported as non-interest income.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses and reclassification to earnings related to AFS securities and cash flow hedges.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the applicable period, including outstanding participating securities. Diluted earnings per common share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation plans. Unvested share-based awards and preferred shares that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. A valuation allowance is recorded, as necessary, to reduce deferred tax assets to an estimated amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of liquid markets for certain items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications

Some items in the prior year financial statements may have been reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or stockholders' equity.

Operating Segment

The Company adopted ASU 2023-07 "Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures" on January 1, 2024. The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280 as its current operating model is structured whereby banking divisions serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company's consolidated statements of operations. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of operations.

NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASC 326, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. ASC 326 requires that financial institutions and other organizations will use forward-looking information to better inform their credit loss estimates. This guidance also amends the accounting for credit losses on AFS debt securities and purchased financial assets with credit deterioration. The Company adopted this guidance effective January 1, 2023 using a modified retrospective approach. The Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 requires annual disclosures which provide qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures. The Company adopted this guidance prospectively in 2025, which did not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)". ASU 2024-03 requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU No. 2024-03 does not change the expense captions an entity presents on the face of the income statement. Subsequently issued ASU No. 2025-01 amended the effective date of ASU No. 2024-03 to require all public business entities to adopt the new guidance for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The guidance may be applied on a prospective or retrospective basis. The Company is currently evaluating the impact of ASU No. 2024- 03 on its consolidated financial statements.

ASU No. 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): "Targeted Improvements to the Accounting for Internal-Use Software" clarifies the accounting for costs related to internal-use software. The new guidance clarifies the threshold entities apply to begin capitalizing costs and removes all references to project stages in ASC Subtopic 350-40. ASU No. 2025-06 is effective for the Company beginning in 2028. The new guidance may be applied using a prospective, retrospective or modified transition approach with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, "Financial instruments – Credit Losses (Topic 326): Purchased Loans," which amends the guidance in ASC 326 on the accounting for certain purchased loans. Under the ASU, entities must account for acquired loans (excluding credit cards) that meet certain criteria at acquisition ("purchased seasoned loans") by recognizing them at their purchase price plus an allowance for expected credit losses (the "gross-up approach"). ASU 2025-08 also introduces an accounting policy election related to the subsequent measurement of expected credit losses for entities that use a method other than a discounted cash flow analysis to estimate credit losses on purchased seasoned loans. If this accounting policy is elected, entities can use the amortized cost basis of the asset to subsequently measure their credit loss allowance. ASU 2025-08 is effective for interim and annual reporting periods beginning after December 15, 2026. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of ASU 2025-08 on its consolidated financial statements.

NOTE 4 — INVESTMENT SECURITIES

The following tables summarizes the amortized cost and fair value of AFS and HTM debt securities and equity investments and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses recognized in earnings (in thousands):

At December 31, 2025	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 30,000	$ —	$ (1,886)	$ 28,114
U.S. State and Municipal securities	11,184	—	(1,456)	9,728
Residential MBS	543,349	2,409	(50,726)	495,032
Commercial MBS	45,560	79	(1,939)	43,700
Asset-backed securities	2,419	—	(61)	2,358
Total securities available-for-sale	$ 632,512	$ 2,488	$ (56,068)	$ 578,932
Held-to-Maturity Securities:				
U.S. State and Municipal securities	$ 15,065	$ —	$ (1,402)	$ 13,663
Residential MBS	333,515	—	(41,662)	291,853
Commercial MBS	8,047	—	(481)	7,566
Total securities held-to-maturity	$ 356,627	$ —	$ (43,545)	$ 313,082
Equity Investments:				
CRA Mutual Fund	$ 5,858	$ —	$ (249)	$ 5,609
Total equity investment securities	$ 5,858	$ —	$ (249)	$ 5,609

At December 31, 2024	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,999	$ —	$ (4,247)	$ 63,752
U.S. State and Municipal securities	11,341	—	(1,841)	9,500
Residential MBS	430,968	854	(68,754)	363,068
Commercial MBS	46,094	—	(2,966)	43,128
Asset-backed securities	2,677	—	(40)	2,637
Total securities available-for-sale	$ 559,079	$ 854	$ (77,848)	$ 482,085
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,938	$ —	$ (410)	$ 29,528
U.S. State and Municipal securities	15,319	—	(1,686)	13,633
Residential MBS	375,232	—	(58,866)	316,366
Commercial MBS	8,068	—	(876)	7,192
Total securities held-to-maturity	$ 428,557	$ —	$ (61,838)	$ 366,719
Equity Investments:				
CRA Mutual Fund	$ 5,503	$ —	$ (394)	$ 5,109
Total equity investment securities	$ 5,503	$ —	$ (394)	$ 5,109

The following table summarizes the proceeds and associated gains and (losses) from sales and calls of securities (in thousands):

	Year ended December 31,		
	2025	2024	2023
Proceeds.	$ 18,400	$ —	$ —
Gross gains.	$ 674	$ —	$ —
Tax impact	$ (202)	$ —	$ —

The tables below summarize, by contractual maturity, the amortized cost and fair value of debt securities. The tables do not include the effect of principal repayments or scheduled principal amortization. Equity securities, primarily investment in mutual funds, have been excluded from the table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

At December 31, 2025	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	$ —	$ —	$ 10,000	$ 9,960
After 1 year through 5 years	—	—	15,000	14,261
After 5 years through 10 years	—	—	4,823	3,985
After 10 years	15,065	13,663	11,361	9,636
Mortgage-backed and Asset-backed Securities.	341,562	299,419	591,328	541,090
Total Securities	$ 356,627	$ 313,082	$ 632,512	$ 578,932

At December 31, 2024	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	$ 29,938	29,527	38,000	36,954
After 1 year through 5 years	—	—	24,999	23,200
After 5 years through 10 years	—	—	4,827	3,713
After 10 years	15,319	13,633	11,514	9,385
Mortgage-backed and Asset-backed Securities.	383,300	323,559	479,739	408,833
Total Securities	$ 428,557	$ 366,719	$ 559,079	$ 482,085

At December 31, 2025, there were $807.5 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $118.2 million were encumbered. At December 31, 2024, there were $750.3 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million were encumbered.

At December 31, 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity. At December 31, 2025 and 2024, all Residential and Commercial MBS held by the Company were issued by U.S. government-sponsored entities and agencies.

The following tables present debt securities with unrealized/unrecognized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

At December 31, 2025	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities....	$ —	$ —	$ 28,114	$ (1,886)	$ 28,114	$ (1,886)
U.S. State and Municipal securities....	—	—	9,728	(1,456)	9,728	(1,456)
Residential MBS...................	—	—	241,900	(50,726)	241,900	(50,726)
Commercial MBS...................	10,878	(13)	23,354	(1,926)	34,232	(1,939)
Asset-backed securities	—	—	2,358	(61)	2,358	(61)
Total securities available-for-sale....	$ 10,878	$ (13)	$ 305,454	$ (56,055)	$ 316,332	$ (56,068)
Held-to-Maturity Securities:						
U.S. State and Municipal securities....	$ —	$ —	$ 13,663	$ (1,402)	$ 13,663	$ (1,402)
Residential MBS...................	—	—	291,853	(41,662)	291,853	(41,662)
Commercial MBS...................	—	—	7,566	(481)	7,566	(481)
Total securities held-to-maturity.....	$ —	$ —	$ 313,082	$ (43,545)	$ 313,082	$ (43,545)

At December 31, 2024	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities.....	$ —	$ —	$ 63,752	$ (4,247)	$ 63,752	$ (4,247)
U.S. State and Municipal securities.....	—	—	9,500	(1,841)	9,500	(1,841)
Residential MBS....................	46,859	(1,104)	258,763	(67,650)	305,622	(68,754)
Commercial MBS...................	19,624	(410)	23,504	(2,556)	43,128	(2,966)
Asset-backed securities	—	—	2,637	(40)	2,637	(40)
Total securities available-for-sale.....	$ 66,483	$ (1,514)	$ 358,156	$ (76,334)	$ 424,639	$ (77,848)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ —	$ —	$ 29,528	$ (410)	$ 29,528	$ (410)
U.S. State and Municipal securities.....	—	—	13,633	(1,686)	13,633	(1,686)
Residential MBS....................	—	—	316,366	(58,866)	316,366	(58,866)
Commercial MBS...................	—	—	7,192	(876)	7,192	(876)
Total securities held-to-maturity......	$ —	$ —	$ 366,719	$ (61,838)	$ 366,719	$ (61,838)

Except for U.S. State and Municipal securities, the Company has a zero loss expectation for its HTM securities portfolio, and therefore has no ACL related to these securities. Obligations of U.S. State and Municipal securities were rated investment grade at December 31, 2025 and December 31, 2024 and the associated ACL was immaterial.

AFS securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the years ended December 31, 2025 and 2024.

NOTE 5 — LOANS

Loans, net of deferred fees and costs, consist of the following (in thousands):

	At December 31, 2025	At December 31, 2024
Real estate		
Commercial	$ 5,201,489	$ 4,317,361
Construction	261,804	206,960
Multi-family	397,010	376,737
One-to four-family	86,449	90,880
Total real estate loans	5,946,752	4,991,938
Commercial and industrial	871,652	1,046,146
Consumer	10,349	12,961
Total loans	6,828,753	6,051,045
Deferred fees, net of origination costs	(18,520)	(16,969)
Loans, net of deferred fees and costs	6,810,233	6,034,076
Allowance for credit losses	(97,081)	(63,273)
Net loans	$ 6,713,152	$ 5,970,803

At December 31, 2025, there were $3.7 billion of loans pledged to support wholesale funding, of which $446.5 million were encumbered. At December 31, 2024, there were $3.3 billion of loans pledged to support wholesale funding, of which $348.8 million were encumbered.

The following tables present the activity in the ACL by segment. The portfolio segments represent the categories that the Company uses to determine its ACL (in thousands):

Year ended December 31, 2025	CRE	C&I	Construction	Multi-family	One-to four-family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 42,070	$ 10,991	$ 1,962	$ 7,290	$ 577	$ 383	$ 63,273
Provision/(credit) for credit losses	18,748	(1,236)	549	19,156	(37)	281	37,461
Loans charged-off	—	—	—	(3,827)	—	(262)	(4,089)
Recoveries	—	425	—	—	—	11	436
Total ending allowance balance	$ 60,818	$ 10,180	$ 2,511	$ 22,619	$ 540	$ 413	$ 97,081

Year ended December 31, 2024	CRE	C&I	Construction	Multi-family	One-to four-family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 35,635	$ 11,207	$ 1,765	$ 8,215	$ 663	$ 480	$ 57,965
Provision/(credit) for credit losses	6,434	(336)	197	(925)	(86)	147	5,431
Loans charged-off	—	—	—	—	—	(247)	(247)
Recoveries	1	120	—	—	—	3	124
Total ending allowance balance	$ 42,070	$ 10,991	$ 1,962	$ 7,290	$ 577	$ 383	$ 63,273

Net charge-offs (recoveries) for the years ended December 31, 2025 and 2024 were $3.7 million and $123,000, respectively.

The following table presents the activity in the ACL for unfunded loan commitments (in thousands):

| | Year ended December 31, | |
	2025	2024
Balance at the beginning of period	$ 2,008	$ 1,182
Provision/(credit) for credit losses	132	826
Total ending allowance balance	$ 2,140	$ 2,008

The following tables present the recorded investment in non-accrual loans, loans past due over 90 days and still accruing by class of loans (in thousands):

At December 31, 2025	Total Non-accrual	Non-accrual Without an ACL	Loans Past Due 90 Days and Greater and Still Accruing
Commercial real estate	$ 32,809	$ 3,365	$ —
Commercial & industrial	8,989	6,989	—
Multi-family	42,599	7,861	—
One-to-four family	2,450	2,450	—
Consumer	—	—	37
Total	$ 86,847	$ 20,665	$ 37

At December 31, 2024	Total Non-accrual	Non-accrual Without an ACL	Loans Past Due 90 Days and Greater and Still Accruing
Commercial real estate	$ 25,087	$ 25,087	$ —
Commercial & industrial	6,989	6,989	—
One-to-four family	452	452	—
Consumer	—	—	72
Total	$ 32,528	$ 32,528	$ 72

Interest income on nonaccrual loans recognized on a cash basis for the years ended December 31, 2025 and 2024 was immaterial.

The following tables present the aging of the recorded investment in past due loans by class of loans (in thousands):

At December 31, 2025	30-59 Days	60-89 Days	Non-accrual or 90 Days and Greater	Total Past Due or Non-accrual	Current Loans	Total
Commercial real estate	$ —	$ —	$ 32,809	$ 32,809	$ 5,168,680	$ 5,201,489
Commercial & industrial	—	200	8,989	9,189	862,463	871,652
Construction	—	—	—	—	261,804	261,804
Multi-family	1,755	—	42,599	44,354	352,656	397,010
One-to four-family	1,246	—	2,450	3,696	82,753	86,449
Consumer	81	—	37	118	10,231	10,349
Total	$ 3,082	$ 200	$ 86,884	$ 90,166	$ 6,738,587	$ 6,828,753

At December 31, 2024	30-59 Days	60-89 Days	Non-accrual or 90 Days and Greater	Total Past Due or Non-accrual	Current Loans	Total
Commercial real estate	$ 7,115	$ —	$ 25,087	$ 32,202	$ 4,285,159	$ 4,317,361
Commercial & industrial	—	—	6,989	6,989	1,039,157	1,046,146
Construction	—	—	—	—	206,960	206,960
Multi-family	—	—	—	—	376,737	376,737
One-to four-family	2,049	—	452	2,501	88,379	90,880
Consumer	124	22	72	218	12,743	12,961
Total	$ 9,288	$ 22	$ 32,600	$ 41,910	$ 6,009,135	$ 6,051,045

Credit Quality Indicators

The Company aggregates loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Except for one-to four-family loans and consumer loans, the Company analyzes loans individually by classifying the loans as to credit risk at least annually. For one-to four-family loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan, which was previously presented. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Company uses the following definitions for risk ratings. Loans not meeting these definitions are considered to be pass rated loans.

Special Mention – Loans classified as special mention have a potential weakness that deserves management's attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents loan balances by credit quality indicator and year of origination at December 31, 2025 (in thousands):

	2025	2024	2023	2022	2021	2020 & Prior	Revolving	Total
CRE								
Pass	$ 2,514,770	$ 1,030,181	$ 675,773	$ 524,079	$ 192,304	$ 135,336	$ 50,491	$ 5,122,934
Special Mention	19,525	21,500	—	—	1,246	—	—	42,271
Substandard	3,475	—	—	24,000	8,809	—	—	36,284
Total	$ 2,537,770	$ 1,051,681	$ 675,773	$ 548,079	$ 202,359	$ 135,336	$ 50,491	$ 5,201,489
Construction								
Pass	$ 129,806	$ 49,898	$ 51,484	$ —	$ —	$ —	$ 30,616	$ 261,804
Total	$ 129,806	$ 49,898	$ 51,484	$ —	$ —	$ —	$ 30,616	$ 261,804
Multi-family								
Pass	$ 169,606	$ 32,869	$ 30,296	$ 36,451	$ 60,650	$ 8,930	$ 2,671	$ 341,473
Special Mention	12,938	—	—	—	—	—	—	12,938
Substandard	40,070	2,529	—	—	—	—	—	42,599
Total	$ 222,614	$ 35,398	$ 30,296	$ 36,451	$ 60,650	$ 8,930	$ 2,671	$ 397,010
One-to four-family								
Current	$ —	$ —	$ 45,000	$ 3,192	$ 211	$ 35,596	$ —	$ 83,999
Substandard	—	—	—	—	—	2,450	—	2,450
Total	$ —	$ —	$ 45,000	$ 3,192	$ 211	$ 38,046	$ —	$ 86,449
C&I								
Pass	$ 130,514	$ 138,733	$ 46,470	$ 80,377	$ 16,377	$ 2,372	$ 399,005	$ 813,848
Substandard	14,008	—	7,643	20,968	—	—	15,185	57,804
Total	$ 144,522	$ 138,733	$ 54,113	$ 101,345	$ 16,377	$ 2,372	$ 414,190	$ 871,652
Consumer								
Current	$ —	$ —	$ —	$ —	$ —	$ 10,231	$ —	$ 10,231
Past due	—	—	—	—	—	118	—	118
Total	$ —	$ —	$ —	$ —	$ —	$ 10,349	$ —	$ 10,349
Total								
Pass/Current	$ 2,944,696	$ 1,251,680	$ 849,023	$ 644,099	$ 269,543	$ 192,465	$ 482,783	$ 6,634,289
Special Mention	32,463	21,500	—	—	1,246	—	—	55,209
Substandard/Past due	57,553	2,529	7,643	44,968	8,809	2,568	15,185	139,255
Total	$ 3,034,712	$ 1,275,709	$ 856,666	$ 689,067	$ 279,598	$ 195,033	$ 497,968	$ 6,828,753
Charge-offs								
Multi-family	$ —	$ —	$ —	$ —	$ 3,827	$ —	$ —	$ 3,827
Consumer	—	—	—	—	—	262	—	262
Total	$ —	$ —	$ —	$ —	$ 3,827	$ 262	$ —	$ 4,089

The following table presents loan balances by credit quality indicator and year of origination at December 31, 2024 (in thousands):

	2024	2023	2022	2021	2020	2019 & Prior	Revolving	Total
CRE								
Pass	$ 1,613,785	$ 1,114,212	$ 927,851	$ 241,340	$ 125,676	$ 149,727	$ 26,569	$ 4,199,160
Special Mention	73,859	—	5,000	14,255	—	—	—	93,114
Substandard	1,087	—	24,000	—	—	—	—	25,087
Total	$ 1,688,731	$ 1,114,212	$ 956,851	$ 255,595	$ 125,676	$ 149,727	$ 26,569	$ 4,317,361
Construction								
Pass	$ 104,503	$ 65,231	$ 8,693	$ —	$ —	$ —	$ 28,533	$ 206,960
Total	$ 104,503	$ 65,231	$ 8,693	$ —	$ —	$ —	$ 28,533	$ 206,960
Multi-family								
Pass	$ 110,440	$ 38,143	$ 74,120	$ 63,086	$ 23,005	$ 13,480	$ 3,224	$ 325,498
Substandard	—	—	30,300	20,939	—	—	—	51,239
Total	$ 110,440	$ 38,143	$ 104,420	$ 84,025	$ 23,005	$ 13,480	$ 3,224	$ 376,737
One-to four-family								
Current	$ —	$ 45,000	$ 3,469	$ —	$ 9,531	$ 30,379	$ —	$ 88,379
Past Due	—	—	—	—	—	2,501	—	2,501
Total	$ —	$ 45,000	$ 3,469	$ —	$ 9,531	$ 32,880	$ —	$ 90,880
C&I								
Pass	$ 238,850	$ 96,201	$ 119,601	$ 62,865	$ 14,987	$ 1,929	$ 452,477	$ 986,910
Special Mention	—	1,497	10,246	—	—	—	1,000	12,743
Substandard	—	7,643	20,968	4,697	—	—	13,185	46,493
Total	$ 238,850	$ 105,341	$ 150,815	$ 67,562	$ 14,987	$ 1,929	$ 466,662	$ 1,046,146
Consumer								
Current	$ —	$ —	$ —	$ —	$ —	$ 12,743	$ —	$ 12,743
Past due	—	—	—	—	—	218	—	218
Total	$ —	$ —	$ —	$ —	$ —	$ 12,961	$ —	$ 12,961
Total								
Pass/Current	$ 2,067,578	$ 1,358,787	$ 1,133,734	$ 367,291	$ 173,199	$ 208,258	$ 510,803	$ 5,819,650
Special Mention	73,859	1,497	15,246	14,255	—	—	1,000	105,857
Substandard/Past due	1,087	7,643	75,268	25,636	—	2,719	13,185	125,538
Total	$ 2,142,524	$ 1,367,927	$ 1,224,248	$ 407,182	$ 173,199	$ 210,977	$ 524,988	$ 6,051,045
Charge-offs								
Consumer	$ —	$ —	$ —	$ —	$ —	$ 247	$ —	$ 247

A loan is considered collateral dependent when the borrower is experiencing financial difficulties and repayment is expected to be substantially provided by the operation or sale of the collateral. The following table presents collateral dependent substandard loans by portfolio segment as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Collateral dependent loans:		
Commercial real estate	$ 36,284	$ 24,000
Multi-family	42,599	51,239
One-to four-family	2,450	—
Total	$ 81,333	$ 75,239

The following tables show the amortized cost basis of modified loans to borrowers experiencing financial difficulty (in thousands):

	Extension	Combination Term Extension and Interest Rate Reduction	Interest Rate Reduction	Total	Modifications as a % of Loan Class
Year ended December 31, 2025					
Commercial & industrial	$ 9,810	$ —	$ —	$ 9,810	1.1 %
Multi-family	34,738	—	—	34,738	8.7 %
Total	$ 44,548	$ —	$ —	$ 44,548	

	Extension	Combination Term Extension and Interest Rate Reduction	Interest Rate Reduction	Total	Modifications as a % of Loan Class
Year ended December 31, 2024					
Commercial & industrial	$ —	$ 11,686	$ —	$ 11,686	1.1 %
Multi-family	—	48,224	3,015	51,239	13.6 %
Total	$ —	$ 59,910	$ 3,015	$ 62,925	

	Types of Modifications	
	Term Extension	**Weighted Average Interest Rate Reduction**
Year ended December 31, 2025		
Commercial & industrial	144 months	—
Multi-family	6-12 months	—
Year ended December 31, 2024		
Commercial & industrial	11-12 months	2.9 %
Multi-family	6-12 months	4.1 %

There were $34.7 million of CRE multi-family loans and $7.0 million of C&I loans that had a payment default during the year ended December 31, 2025 that were modified in the prior 12 months before default to borrowers experiencing financial difficulty. At December 31, 2025 there were no additional commitments to lend to borrowers experiencing financial difficulty whose loans have been modified.

There were $7.0 million of C&I loans, that had a payment default during the year ended December 31, 2024 that were modified in the prior 12 months before default to borrowers experiencing financial difficulty. At December 31, 2024, there were no additional commitments to lend to borrowers experiencing financial difficulty whose loans have been modified.

NOTE 6 — LEASES

The Company leases its corporate office, banking centers and loan production offices. The following tables present the Company's lease cost and other information related to its operating leases (dollars in thousands):

	At December 31,	
	2025	2024
Supplemental balance sheet information:		
Lease assets (classified in Other assets on the Consolidated Statement of Financial Condition)	$ 44,994	$ 47,619
Lease liabilities (classified in Other liabilities on the Consolidated Statement of Financial Condition).	$ 49,337	$ 51,910
Weighted average remaining lease term in years	14.4	15.2
Weighted average discount rate	4.77 %	4.73 %

	At December 31,		
	2025	2024	2023
Components of lease cost:			
Operating lease cost (classified in Bank premises & equipment on the Consolidated Statement of Operations).	$ 5,334	$ 5,119	$ 5,290
Supplemental cash flow information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 5,283	$ 5,012	$ 5,191
Non-cash activity related to lease assets:			
Lease assets obtained from new operating lease liabilities	$ 388	$ 9,197	$ 2,036

The following table presents the remaining maturity of lease liabilities as well as the reconciliation of undiscounted lease payments to the discounted operating lease liabilities (in thousands):

	At December 31,	
	2025	2024
Lease liabilities maturing in:		
2026	$ 5,379	$ 5,257
2027	5,003	5,274
2028	4,590	4,899
2029	4,577	4,486
2030	4,768	4,499
Thereafter	45,572	50,340
Total	$ 69,889	$ 74,755
Less: Present value discount	(20,552)	(22,845)
Total lease liabilities	$ 49,337	$ 51,910

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

	At December 31,	
	2025	2024
Furniture and Equipment	$ 19,221	$ 16,413
Land, buildings and improvements	13,479	13,479
Leasehold Improvements	25,002	23,467
Total Premises and Equipment	57,702	53,359
Less accumulated depreciation and amortization	(19,356)	(18,395)
Total Premises and Equipment, net	$ 38,346	$ 34,964

Depreciation and amortization expense amounted to $2.9 million, $2.7 million and $2.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 8 — DEPOSITS

Deposits consisted of the following (in thousands):

	At December 31,	
	2025	2024
Noninterest bearing demand accounts	$ 1,479,420	$ 1,334,054
Money market	5,698,748	4,514,579
Savings accounts	8,886	8,943
Time deposits	190,124	125,397
Total deposits	$ 7,377,178	$ 5,982,973

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2025 and 2024 were $46.4 million and $26.2 million, respectively.

The following table presents the scheduled annual maturities of time deposits (in thousands):

	At December 31, 2025
2026	$ 186,289
2027	2,900
2028	935
2029	—
2030	—
Total time deposits	$ 190,124

NOTE 9 — BORROWINGS

Federal Funds Purchased, FHLB Advances, and Secured and Other Borrowings

Federal funds purchased and FHLBNY advances consisted of the following (in thousands):

	At December 31, 2025	At December 31, 2024	Interest Expense Year ended December 31, 2025	2024	2023
Federal funds purchased and securities sold under agreements to repurchase	$ —	$ 210,000	$ 4,009	$ 769	$ 5,651
Federal Home Loan Bank of New York advances	$ —	$ 240,000	$ 7,310	$ 11,659	$ 17,321
Secured and other borrowings:					
Secured borrowings	$ 10,975	$ 7,441	N.M	N.M	N.M
Federal Reserve Bank term loan	$ —	$ —	$ —	$ 4,096	$ —

N.M. – not meaningful

Federal funds purchased are generally overnight transactions and had a weighted average interest rate of 4.48% at December 31, 2024. The FHLBNY advances are short-term transactions and had a fixed weighted average interest rate of 4.56% at December 31, 2024. There were no securities sold under agreements to repurchase outstanding as December 31, 2025 and 2024.

The Federal Reserve established the Bank Term Funding Program ("BTFP") on March 12, 2023, as a funding source for eligible depository institutions. Advances can no longer be requested under the program. The BTFP was created to provide short-term liquidity (up to one-year) against the par value of certain high-quality collateral, such as U.S. Treasury securities. At December 31, 2025 and 2024, the Company had no outstanding FRB term loans under the BTFP.

At December 31, 2025, the Company had cash on deposit with the Federal Reserve Bank of New York and available secured wholesale funding borrowing capacity of $3.3 billion.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company received all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and are callable at any time. At December 31, 2025 and 2024 the Debentures bore interest at a floating rate of three-month SOFR plus 1.85%. The interest rates were 6.02% and 6.77% as of December 31, 2025 and 2024, respectively.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company received all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company.

The Debentures II, the sole assets of Trust II, mature on October 7, 2036 and are callable at any time. At December 31, 2025 and 2024, the Debentures bore interest at a floating rate of three-month SOFR plus 2.00%. The interest rates were 6.17% and 6.92% as of December 31, 2025 and 2024, respectively.

The Company is not considered the primary beneficiary of these trusts; therefore, the trusts are not consolidated in the Company's financial statements. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding twenty consecutive quarterly payments (five years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common stock of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

NOTE 10 — INCOME TAXES

Income tax expense consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ 25,113	$ 20,729	$ 21,503
State and local	14,562	12,464	10,947
Total current	39,675	33,193	32,450
Deferred			
Federal	(5,539)	(1,479)	(2,662)
State and local	(3,725)	(1,319)	(138)
Total deferred	(9,264)	(2,798)	(2,800)
Total income tax expense	$ 30,411	$ 30,395	$ 29,650

The Company did not have any income tax expense (benefit) in foreign jurisdictions for the years ended December 31, 2025, 2024 and 2023.

Deferred tax assets and liabilities consist of the following (in thousands):

	At December 31,	
	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 29,093	$ 19,208
Lease liabilities	14,785	15,555
Net unrealized loss on securities available for sale	16,057	23,063
Off balance sheet reserves	641	382
Net unrealized loss on interest rate derivatives	1,201	—
Restricted stock	1,856	1,822
Other	75	136
Total gross deferred tax assets	63,708	60,166
Deferred tax liabilities:		
Right of use lease asset	13,484	14,269
Depreciation and amortization	4,258	3,190
Net unrealized gain on interest rate derivatives	—	147
Prepaid assets	1,762	1,181
Total gross deferred tax liabilities	19,504	18,787
Net deferred tax asset, included in other assets	$ 44,204	$ 41,379

The following is a reconciliation of the Company's statutory federal income tax rate to its effective tax rate (in thousands):

	For the year ended December 31,					
	2025		2024		2023	
	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate
Pretax income at statutory rates	$ 21,317	21.00 %	$ 20,367	21.00 %	$ 22,453	21.00 %
State and local taxes, net of federal income tax benefit	8,561	8.43	8,804	9.08	8,539	7.99
Nontaxable or nondeductible items:						
Tax-exempt income, net	(101)	(0.10)	(103)	(0.11)	(104)	(0.10)
Other	650	0.64	1,780	1.84	(940)	(0.88)
Equity compensation	—	—	—	—	(1,063)	(0.99)
Other	(16)	(0.01)	(453)	(0.47)	765	0.71
Effective income tax expense/rate	$ 30,411	29.96 %	$ 30,395	31.34 %	$ 29,650	27.73 %

The Company adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and has included the following table as a result of the adoption, which presents income taxes paid, net of refunds received (in thousands):

	For the year ended December 31, 2025
Federal	$ 17,000
State and local:	
New York	3,555
New York City	2,910
New Jersey	1,640
Other	747
Total cash paid for income taxes	$ 25,852

The Company and the Bank filed consolidated Federal, California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income tax returns in 2024 and 2023. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

As of December 31, 2025 and 2024, there are no unrecognized tax benefits, and the Company does not expect this to significantly change in the next twelve months. Except for California, Kentucky, New Jersey and New York City, the Company is no longer subject to examination by the U.S. federal and state or local tax authorities for years prior to 2022. California, Kentucky, and New Jersey are no longer subject to examination for years prior to 2021. As of December 31, 2025, the Company was no longer under audit in any jurisdictions.

As of December 31, 2025, the Company had net deferred tax assets of $44.2 million. These deferred tax assets can only be realized if the Company generates taxable income in the future. The Company regularly evaluates the feasibility of the deferred tax asset positions. In determining whether a valuation allowance is necessary, the Company considers the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. The Company expects to realize the deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance was deemed necessary against the deferred tax assets as of December 31, 2025. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, a valuation allowance may become necessary and could have a material effect on our consolidated financial statements.

On July 4, 2025, the President of the United States signed into law budget reconciliation bill H.R.I, referred to as the "One Big Beautiful Bill Act" ("OBBBA"). The OBBBA contains numerous federal tax provisions including modifications to the capitalization of research and development expenses, limitations on deductions for interest expense, and accelerated fixed asset depreciation. The Company considered the effects of the OBBBA on its consolidated financial statements, and no material impact was noted.

NOTE 11 — RELATED PARTY TRANSACTIONS

In the ordinary course of business, certain principal officers, directors, and their affiliates have deposits with the Company, which at December 31, 2025 and 2024 were $4.8 million and $471,000, respectively. There were no extensions of credit to the Company's directors, executive officers, principal stockholders and their associates at December 31, 2025 and 2024, respectively.

On August 15, 2016, the Company made a loan to an executive officer of the Company, which was subsequently extended on August 15, 2021, in the amount of $780,000 and having an interest rate of 2.1% per annum (the "2021 Loan"). On March 6, 2023, the Company purported to make a loan to this executive officer in the amount of $7.5 million with a fixed interest rate of 5.7% per annum (the "2023 Loan"), and the executive officer used substantially all of the proceeds of the 2023 Loan to pay the exercise price in connection with the exercise of certain existing stock options (the "Option Shares") and satisfy withholding tax obligations in connection with such exercise (the "Option Exercise").

In connection with the preparation of the proxy statement for the Company's 2023 annual meeting of stockholders, the Company's management and Executive Committee of the Board of Directors, along with outside counsel, reevaluated the 2023 Loan as well as the 2021 Loan. As part of this reevaluation, the Company determined that the 2023 Loan and the 2021 Loan were likely impermissible under applicable law and/or regulations. As a result of these determinations, and to the extent that the 2023 Loan and the Option Exercise were not void as a matter of law, on April 26, 2023, the Company and the executive officer entered into a Rescission Agreement (the "Rescission Agreement"). The Rescission Agreement provided, among other things, (i) that the 2023 Loan and the Option Exercise would be rescinded and deemed null and void, (ii) that payments made in respect of the 2023 Loan, if any, would be returned, and (iii) that any dividends received by the executive officer in respect of the Option Shares have been returned or repaid to the Company. In connection with the entry into the Rescission Agreement, the executive officer repaid, in full, the 2021 Loan.

In the third quarter of 2023, the executive officer exercised the 220,200 existing stock options on a net share settlement basis, resulting in the issuance of 71,655 shares of the Company's common stock.

NOTE 12 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured at Fair Value on a Recurring and Non-Recurring Basis

Assets measured on a recurring basis are limited to the Company's AFS securities portfolio, equity investments, and derivative contracts. The AFS portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. Equity investments are carried at estimated fair value with changes in fair value reported on the statements of operations. Outstanding derivative contracts designated as cash flow hedges are carried at estimated fair value with changes in fair value reported as accumulated other comprehensive income or loss in shareholders' equity. Outstanding derivatives not designated as hedges are carried at estimated fair value with changes in fair value reported as non-interest income. The fair values for substantially all of these assets are obtained monthly from an independent nationally recognized pricing service. On a quarterly basis, the Company assesses the reasonableness of the fair values obtained for the AFS portfolio by reference to a second independent nationally recognized pricing service. Based on the nature of these securities, the Company's independent pricing service provides prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in the Company's portfolio. Various modeling techniques are used to determine pricing for the Company's mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. On an annual basis, the Company obtains the models, inputs and assumptions utilized by its pricing service and reviews them for reasonableness. Other than derivative contracts, the Company did not have any liabilities that were measured at fair value at December 31, 2025 and December 31, 2024.

From time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as certain loans where the carrying value is based on the fair value of the underlying collateral estimated using Level 3 inputs consisting of individual third-party appraisals that may be adjusted based on certain criteria.

Assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized below (in thousands):

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2025				
Recurring Fair Value Measurements:				
Assets				
U.S. Government agency securities	$ 28,114	$ —	$ 28,114	$ —
U.S. State and Municipal securities	9,728	—	9,728	—
Residential mortgage securities	495,032	—	495,032	—
Commercial mortgage securities	43,700	—	43,700	—
Asset-backed securities	2,358	—	2,358	—
CRA Mutual Fund	5,609	5,609	—	—
Derivative assets.	888	—	888	—
Liabilities				
Derivative liabilities.	4,562	—	4,562	—
Non-Recurring Fair Value Measurements:				
Assets				
Collateral dependent loans	42,408	—	—	42,408

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2024				
Recurring Fair Value Measurements:				
Assets				
U.S. Government agency securities	$ 63,752	$ —	$ 63,752	$ —
U.S. State and Municipal securities	9,500	—	9,500	—
Residential mortgage securities	363,068	—	363,068	—
Commercial mortgage securities	43,128	—	43,128	—
Asset-backed securities	2,637	—	2,637	—
CRA Mutual Fund	5,109	5,109	—	—
Derivative assets.	919	—	919	—
Liabilities				
Derivative liabilities.	1,539	—	1,539	—

There were no transfers between Level 1 and Level 2 during 2025 or 2024.

At December 31, 2025, collateral dependent multifamily loans with a total amortized cost of $34.7 million were reduced by an allowance for credit losses of $19.9 million for a reported total net carrying amount of $14.8 million. At December 31, 2025, collateral dependent CRE loans with a total amortized cost of $32.0 million were reduced by an allowance for credit losses of $4.4 million for a reported total net carrying amount of $27.6 million. The collateral values for these loans were estimated using individual third party appraisals that utilized the sales comparison valuation technique. The Company used Level 3 inputs to estimate the fair value including discounts to the appraisals for costs to sell, and other adjustments ranging from -100% to 15%, and with a weighted-average of -40%. There were no material assets and liabilities held at

December 31, 2024 for which non-recurring fair value adjustments were recorded during the year ended December 31, 2024.

Assets and Liabilities Not Measured at Fair Value

The Company has engaged independent pricing service providers to provide the fair values of its financial assets and liabilities not measured at fair value. These providers follow FASB's exit pricing guidelines, as required by ASC 820 Fair Value Measurement, when calculating the fair market value. Cash and cash equivalents include cash and due from banks and overnight deposits. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities. For securities and the disability fund, if quoted market prices are not available for a specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. The estimated fair value of loans are measured at amortized cost using an exit price notion. Ownership in equity securities of the FRB and FHLB is generally restricted and there is no established liquid market for their resale. The fair values of deposit liabilities with no stated maturity (i.e., money market and savings deposits, and non-interest-bearing demand deposits) are equal to the carrying amounts payable on demand. Time deposits are valued using a replacement cost of funds approach. Trust preferred securities are valued using a replacement cost of funds approach. For all other assets and liabilities it is assumed that the carrying value equals their current fair value.

Carrying amount and estimated fair values of financial instruments not carried at fair value were as follows (in thousands):

| | | Fair Value Measurement Using: | | | |
At December 31, 2025	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial Assets:					
Cash and due from banks	$ 12,086	$ 12,086	$ —	$ —	$ 12,086
Overnight deposits	381,501	381,501	—	—	381,501
Securities held-to-maturity	356,627	—	313,082	—	313,082
Loans, net	6,713,152	—	—	6,790,711	6,790,711
Other investments					
FRB Stock	11,410	N/A	N/A	N/A	N/A
FHLB Stock	7,224	N/A	N/A	N/A	N/A
Disability Fund	1,500	—	1,500	—	1,500
Time deposits at banks	498	498	—	—	498
Accrued interest receivable	35,818	—	2,430	33,388	35,818
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 1,479,420	$ 1,479,420	$ —	$ —	$ 1,479,420
Money market and savings deposits	5,707,634	5,707,634	—	—	5,707,634
Time deposits	190,124	—	190,195	—	190,195
Trust preferred securities	20,620	—	—	20,028	20,028
Accrued interest payable	1,635	12	1,302	321	1,635
Secured and other borrowings	10,975	—	10,975	—	10,975

At December 31, 2024	Carrying Amount	Fair Value Measurement Using: Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial Assets:					
Cash and due from banks	$ 13,078	$ 13,078	$ —	$ —	$ 13,078
Overnight deposits	187,190	187,190	—	—	187,190
Securities held-to-maturity	428,557	—	366,719	—	366,719
Loans, net	5,970,803	—	—	5,878,582	5,878,582
Other investments					
FRB Stock	11,410	N/A	N/A	N/A	N/A
FHLB Stock	17,228	N/A	N/A	N/A	N/A
Disability Fund	1,500	—	1,500	—	1,500
Time deposits at banks	498	498	—	—	498
Accrued interest receivable	33,209	—	2,105	31,104	33,209
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 1,334,054	$ 1,334,054	$ —	$ —	$ 1,334,054
Money market and savings deposits	4,523,522	4,523,522	—	—	4,523,522
Time deposits	125,397	—	125,288	—	125,288
Federal funds purchased	210,000	—	210,000	—	210,000
Federal Home Loan Bank of New York advances	240,000	—	240,000	—	240,000
Trust preferred securities	20,620	—	—	20,024	20,024
Accrued interest payable	1,809	12	1,436	361	1,809
Secured and other borrowings	7,441	—	7,441	—	7,441

NOTE 13 — STOCK COMPENSATION PLAN

Equity Incentive Plan

At December 31, 2025, the Company maintained two stock compensation plans, the Amended and Restated 2022 Equity Incentive Plan (the "2022 EIP"), and the 2019 Equity Incentive Plan (the "2019 EIP"). The 2019 EIP expired on May 31, 2022 but had outstanding restricted stock awards subject to vesting schedules.

The 2022 EIP was approved on May 31, 2022 by stockholders of the Company and an amendment and restatement of the 2022 EIP was approved by the stockholders of the Company on May 29, 2024 to increase the number of shares of common stock that may be issued under the plan by 358,000. The stockholders of the Company subsequently approved an amendment to the 2022 EIP on May 28, 2025 to increase the number of shares of common stock that may be issued under the plan by an additional 750,000. Under the 2022 EIP at December 31, 2025, the maximum number of shares of stock that may be delivered to participants in the form of restricted stock, restricted stock units and stock options, including ISOs and non-qualified stock options, is 901,312, subject to adjustment as set forth in the 2022 EIP, plus any awards that are made available under the 2019 EIP after March 15, 2022.

Restricted Stock Awards and Restricted Stock Units

The Company issued restricted stock awards and restricted stock units under the 2022 EIP, and the 2019 EIP (collectively, "restricted stock grants") to certain key personnel. Each restricted stock grant vests based on the vesting schedule outlined in the restricted stock grant agreement. Restricted stock grants are subject to forfeiture if the holder is not employed by the Company on the vesting date.

In the first quarter of 2025 and 2024, 133,359 and 168,469 restricted stock grants were issued to certain key personnel, respectively. One-third of these shares vest each year for three years beginning on March 1, 2026 and March 1, 2025, respectively. Total compensation cost that has been charged against income for restricted stock grants was $5.9 million, $6.9 million and $6.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $7.3 million of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.81 years.

In January 2025, 2024 and 2023, 27,500 of restricted shares were granted to members of the Board of Directors, which each fully vest one-year from the grant date. Total expense for the awards granted to members of the Board of Directors was $1.8 million, $1.4 million and $1.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was no unrecognized expense related to these grants.

The following table summarizes the changes in the Company's restricted stock awards:

	Year ended					
	December 31, 2025		December 31, 2024		December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share
Outstanding, beginning of period....	277,095	$ 50.59	233,852	$ 63.98	129,562	$ 86.01
Granted	160,859	61.10	195,969	42.28	198,498	56.04
Forfeited	(26,122)	52.01	(19,243)	51.37	(29,218)	62.53
Vested	(150,357)	53.44	(133,483)	61.74	(64,990)	84.28
Outstanding at end of period	261,475	$ 55.27	277,095	$ 50.59	233,852	$ 63.98

The total fair value of shares vested is $9.3 million, $6.8 million, and $3.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Performance-Based Stock Units

During the second quarter of 2022, the Company established a long-term incentive award program under the 2022 EIP. Under the program, 52,807 PRSUs were awarded in the first quarter of 2025, which vest over a three-year period beginning in March 2026 if certain performance criteria are met. If the performance criteria are not met, no compensation cost is recognized and any recognized compensation cost is reversed. In the second quarter of 2024, 73,260 PRSUs were awarded, of which 31,746 met the performance criteria and will vest in equal installments over a three-year period beginning in June 2025. The weighted average service inception date fair value of the outstanding awarded shares was $4.3 million. Total compensation cost that has been charged against income for these PRSUs was $1.2 million, and $640,000 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was $2.1 million of total unrecognized compensation expense related to the PRSUs. The cost is expected to be recognized over a weighted-average period of 1.47 years.

During the second quarter of 2021, the Company established a long-term incentive award program under the 2019 EIP. Under the program, 90,000 PRSUs were awarded. During the second quarter of 2022, 20,800 PRSUs were forfeited and reissued pursuant to the 2022 EIP. The weighted average service inception date fair value of the outstanding awarded shares was $6.0 million. At the beginning of 2024, 2023, and 2022, 30,800, 29,200, and 30,000 PRSUs, respectively, vested as all performance criteria were met. All 90,000 vested shares were delivered in the first quarter of 2024. Total compensation cost that has been charged against income for the PRSUs was $2.2 million, for the year ended December 31, 2023.

NOTE 14 — EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for eligible employees. The contribution for any participant may not exceed the maximum amount allowable by law. Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The total contributions were $1.3 million, $1.2 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following off-balance-sheet financial instruments whose contract amounts represent credit risk, are outstanding (in thousands):

	At December 31, 2025		At December 31, 2024	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused loan commitments	$ 113,438	$ 486,517	$ 108,561	$ 586,821
Standby and commercial letters of credit . . .	26,388	—	31,920	—
	$ 139,826	$ 486,517	$ 140,481	$ 586,821

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. These commitments do not necessarily represent future cash requirements and generally expire within two years. At December 31, 2025, the interest rates for the Company's commitments ranged from 3.3% to 9.5% for its fixed rate loan commitments and 4.8% to 10.3% for its variable rate loan commitments. At December 31, 2024, the interest rates for the Company's commitments ranged from 3.0% to 9.3% for its fixed rate loan commitments and 6.3% to 11.5% for its variable rate loan commitments. The amount of collateral obtained, if any, by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Company or other financial institutions and securities.

The Company's stand-by letters of credit amounted to $26.4 million and $31.9 million as of December 31, 2025 and 2024, respectively. The Company's stand-by letters of credit are collateralized by interest-bearing accounts of $21.8 million and $36.2 million as of December 31, 2025 and 2024, respectively.

Legal and Regulatory Proceedings

The Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYDFS (the "NYDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYDFS with respect to their investigations, each of which is now closed as a result of such order.

In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the issues identified in the course of these investigations.

In addition to the matters described above, the Company is subject to various other pending and threatened legal actions relating to the conduct of its business activities, as well as inquiries and investigations from regulators. While the future outcome of litigation or regulatory matters cannot be determined at this time, in the opinion of management, as of December 31, 2025, the aggregate liability, if any, arising out of any such other pending or threatened matters are not expected to be material to the Company's financial condition, results of operations, and liquidity.

NOTE 16 — REGULATORY CAPITAL

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2025 and 2024, the Company and the Bank met all applicable regulatory capital requirements and the Bank met the requirements to be considered "well capitalized" under regulatory guidelines. The Company and Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and Bank review capital levels on a monthly basis.

The Company and the Bank are subject to the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules). The minimum required capital conservation buffer was 2.5% at December 31, 2025 and December 31, 2024. As of December 31, 2025 and 2024, the capital conservation buffer for the Company was 4.3% and 5.3%, respectively. As of December 31, 2025 and 2024, the capital conservation buffer for the Bank was 3.7% and 5.0%, respectively. The net unrealized gain or loss on AFS securities is not included in the computation of the regulatory capital. The Company and the Bank meet all capital adequacy requirements, to which they are subject, as of December 31, 2025 and 2024.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2025 and 2024, the most recent regulatory notifications categorized the Bank and the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following is a summary of actual capital amounts and ratios for the Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts and ratios are presented below at year end (dollars in thousands):

	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized under Prompt Corrective Action Regulations Amount	Ratio	Minimum Capital Conservation Buffer Ratio
At December 31, 2025							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 793,738	9.5 %	$ 333,936	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets)	$ 773,118	10.7 %	$ 324,706	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 793,738	11.0 %	$ 432,941	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 884,046	12.3 %	$ 577,255	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 756,729	9.1 %	$ 334,012	4.0 %	$ 417,514	5.0 %	— %
Tier 1 common equity (to risk-weighted assets)	$ 756,729	10.5 %	$ 324,676	4.5 %	$ 468,976	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 756,729	10.5 %	$ 432,901	6.0 %	$ 577,202	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 847,028	11.7 %	$ 577,202	8.0 %	$ 721,502	10.0 %	2.5 %
At December 31, 2024							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 793,847	10.8 %	$ 294,141	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets)	$ 773,227	11.9 %	$ 291,450	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 793,847	12.3 %	$ 388,600	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 859,129	13.3 %	$ 518,134	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 775,106	10.6 %	$ 293,513	4.0 %	$ 366,892	5.0 %	— %
Tier 1 common equity (to risk-weighted assets)	$ 775,106	12.0 %	$ 291,421	4.5 %	$ 420,942	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 775,106	12.0 %	$ 388,562	6.0 %	$ 518,082	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 840,387	13.0 %	$ 518,082	8.0 %	$ 647,603	10.0 %	2.5 %

NOTE 17 — EARNINGS PER COMMON SHARE

The Company uses the two-class method in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share calculation are as follows (in thousands, except per share data):

	Year Ended December 31,		
	2025	2024	2023
Basic			
Net income per consolidated statements of income	$ 71,098	$ 66,686	$ 77,268
Less: Earnings allocated to participating securities	—	—	(365)
Net income available to common stockholders.....................	$ 71,098	$ 66,686	$ 76,903
Weighted average common shares outstanding including participating securities	10,594,606	11,179,074	11,112,572
Less: Weighted average participating securities	—	—	(52,462)
Weighted average common shares outstanding	10,594,606	11,179,074	11,060,110
Basic earnings per common share	$ 6.71	$ 5.97	6.95
Diluted			
Net income allocated to common stockholders.....................	$ 71,098	$ 66,686	$ 76,903
Weighted average common shares outstanding for basic earnings per common share	10,594,606	11,179,074	11,060,110
Add: Dilutive effects of assumed vesting of performance based restricted stock units	28,940	—	69,790
Add: Dilutive effects of assumed vesting of restricted stock units	118,124	76,149	—
Average shares and dilutive potential common shares...............	10,741,670	11,255,223	11,129,900
Dilutive earnings per common share	$ 6.62	$ 5.93	$ 6.91

For the year ended December 31, 2025, all performance based restricted stock units and restricted stock units were considered in computing diluted earnings per common share. For the year ended December 31, 2024, 42,735 of performance based restricted stock units were not considered in the calculation of diluted earnings per share as their inclusion would be anti-dilutive. For the year ended December 31, 2023, 248,234 of restricted stock units were not considered in the calculation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 18 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the tax effects allocated to each component of Other Comprehensive Income (Loss) (in thousands):

	Year ended December 31,								
	2025			**2024**			**2023**		
	Before Tax	**Tax Effect**	**After Tax**	**Before Tax**	**Tax Effect**	**After Tax**	**Before Tax**	**Tax Effect**	**After Tax**
Unrealized gain (loss) arising on AFS securities									
Unrealized gain (loss) arising during the period	$ 24,088	$ (7,219)	$ 16,869	$ 789	$ 565	$ 1,354	$ 11,135	$ (3,986)	$ 7,149
Reclassification adjustment for gain included in net income	(674)	202	(472)	—	—	—	—	—	—
Net Change	$ 23,414	$ (7,017)	$ 16,397	$ 789	$ 565	$ 1,354	$ 11,135	$ (3,986)	$ 7,149
Unrealized gain (loss) arising on cash flow hedges									
Unrealized gain (loss) arising during the period	$ (3,535)	$ 1,066	$ (2,469)	$ 2,730	$ (808)	$ 1,922	$ (3,350)	$ 933	$ (2,417)
Reclassification adjustment for gain included in net income	(761)	228	(533)	(5,013)	1,539	(3,474)	(4,864)	1,494	(3,370)
Net Change	(4,296)	1,294	(3,002)	(2,283)	731	(1,552)	(8,214)	2,427	(5,787)
Total other comprehensive income (loss)	$ 19,118	$ (5,723)	$ 13,395	$ (1,494)	$ 1,296	$ (198)	$ 2,921	$ (1,559)	$ 1,362

The following table presents the after-tax changes in the balances of each component of Accumulated Other Comprehensive Income (Loss) at the dates indicated (in thousands):

	AFS Securities	Cash Flow Hedge	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2025	$ (53,331)	$ 197	$ (53,134)
Other comprehensive income (loss) arising during the period, net of tax	16,397	(3,002)	13,395
Balance at December 31, 2025	$ (36,934)	$ (2,805)	$ (39,739)
Balance at January 1, 2024	$ (54,685)	$ 1,749	$ (52,936)
Other comprehensive income (loss) arising during the period, net of tax	1,354	(1,552)	(198)
Balance at December 31, 2024	$ (53,331)	$ 197	$ (53,134)
Balance at January 1, 2023	(61,834)	7,536	(54,298)
Other comprehensive income (loss) arising during the period, net of tax	7,149	(5,787)	1,362
Balance at December 31, 2023	$ (54,685)	$ 1,749	$ (52,936)

The proceeds from sales and calls of securities during the years ended December 31, 2025, 2024 and 2023 were $18.4 million, $0 and $0, respectively. The following table shows the amounts reclassified out of each component of accumulated other comprehensive income for the realized gain on the sale of securities and the realized gain on derivative cash flow hedges (in thousands):

	Year Ended December 31,			Affected line item in the Consolidated Statements of Operations
	2025	2024	2023	
Realized gain on sale of AFS securities.	(674) $	— $	—	Gain on Sale of Securities
Income tax (expense) benefit.	202	—	—	Income tax expense
Total reclassifications, net of income tax	(472) $	— $	—	
Realized gain (loss) on derivative cash flow hedges .	761 $	5,013 $	4,864	Licensing fees and interest expense
Income tax (expense) benefit.	(228)	(1,539)	(1,494)	Income tax expense
Total reclassifications, net of income tax	533 $	3,474 $	3,370	

NOTE 19 — REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers that are in the scope of ASC 606, Revenue from Contracts with Customers are recognized in non-interest income. The following table presents the Company's revenue from contracts with customers (in thousands):

	Year ended December 31,		
	2025	2024	2023
Service charges on deposit accounts	$ 8,388	$ 8,269	$ 6,071
Global Payments Group revenue	—	13,355	19,005
Other service charges and fees	2,665	2,312	2,804
Total	$ 11,053	$ 23,936	$ 27,880

A description of the Company's revenue streams accounted for under the accounting guidance follows:

Service charges on deposit accounts

The Company offers business and personal retail products and services, which include, but are not limited to, online banking, mobile banking, Automated Clearing House ("ACH") transactions, and remote deposit capture. A standard deposit contract exists between the Company and all deposit customers. The Company earns fees from its deposit customers for transaction-based services (such as ATM use fees, stop payment charges, statement rendering, and ACH fees), account maintenance, and overdraft services. Transaction-based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Global payment group revenue

During 2024, the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed. The Company offered corporate cash management and retail banking services and, through its global payments business, provided services to non-bank financial service companies. The Company received transaction data at the end of each month for services rendered, at which time revenue was recognized. Additionally, service charges specific to GPG customers' deposits were recognized within GPG revenue.

Other service charges

The primary component of other service charges relates to letter of credit fees and FX conversion fees. The Company outsources FX conversion for foreign currency transactions to correspondent banks. The Company earns a portion of an FX conversion fee that the customer is charged to process an FX conversion transaction. Revenue is recognized at the end of the month once the customer has remitted the transaction information to the Company.

NOTE 20 — DERIVATIVES

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. At December 31, 2025, these derivatives had a notional amount of $1.0 billion and contractual maturities ranging from April 24, 2027 to August 1, 2027. The notional amount of the derivatives does not represent the amount exchanged by the parties. The derivatives were designated as cash flow hedges of certain deposit liabilities and borrowings of the Company. The hedges were determined to be highly effective during the year ended December 31, 2025. The Company expects the hedges to remain highly effective during the remaining term of the derivatives.

In addition, the Company periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to a swap agreement. This swap agreement effectively converts the customer's variable rate loan into a fixed rate loan. The Company then enters into a corresponding swap agreement with a third party to offset its exposure on the variable and fixed components of the customer agreement. As the interest rate swap agreements with the customers and third parties are not designated as hedges, the instruments are marked to market in earnings. At December 31, 2025, these interest rate swaps have a notional amount of $69.0 million and a contractual maturity of August 15, 2028.

The following tables reflect the derivatives recorded on the balance sheet (in thousands):

| | Notional Amount | Fair Value | |
		Other Assets	Other Liabilities
At December 31, 2025			
Derivatives designated as hedges:			
Interest rate swaps related to client deposits and borrowings	$ 1,000,000	$ —	$ 3,674
Derivatives not designated as hedges:			
Interest rate swaps.	$ 69,000	$ 888	$ 888
At December 31, 2024			
Derivatives designated as hedges:			
Interest rate swaps related to client deposits and borrowings	$ 550,000	$ 585	$ 1,205
Derivatives not designated as hedges:			
Interest rate swaps.	$ 69,000	$ 334	$ 334

NOTE 21 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the Company (parent company only) is as follows (in thousands):

Condensed Statements of Financial Condition

	At December 31,	
	2025	**2024**
Assets		
Cash and due from banks	$ 36,058	$ 16,820
Investments	620	620
Investment in subsidiary bank, at equity	726,724	731,705
Other assets	1,461	1,960
Total assets	764,863	751,105
Liabilities and Stockholders' Equity		
Trust preferred securities	20,620	20,620
Other liabilities	1,131	658
Total liabilities	21,751	21,278
Stockholders' Equity		
Common stock	113	112
Surplus	405,565	400,188
Retained earnings	450,639	382,661
Accumulated other comprehensive income (loss), net of tax	(39,739)	(53,134)
Treasury Stock	(73,466)	—
Total equity	743,112	729,827
Total liabilities and stockholders' equity	$ 764,863	$ 751,105

Condensed Statements of Operations

	Year Ended December 31,		
	2025	2024	2023
Income			
Loans	$ —	$ —	$ 3
Securities and money market funds	40	46	46
Total interest income	40	46	49
Interest expense			
Trust preferred securities	1,334	1,534	1,514
Subordinated debt	—	—	—
Total interest expense	1,334	1,534	1,514
Net interest expense	(1,294)	(1,488)	(1,465)
Provision for credit losses	—	—	4
Net interest expense after provision for credit losses	(1,294)	(1,488)	(1,461)
Other expense	6,335	5,106	5,227
Loss before undistributed earnings of subsidiary bank	(7,629)	(6,594)	(6,688)
Equity in undistributed earnings of subsidiary bank	76,423	71,284	82,101
Income before income tax benefit	68,794	64,690	75,413
Income tax benefit	2,304	1,996	1,855
Net income	$ 71,098	$ 66,686	$ 77,268
Comprehensive income	$ 84,493	$ 66,488	$ 78,630

Condensed Statement of Cash Flows

	Year Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 71,098	$ 66,686	$ 77,268
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary bank	(76,423)	(71,284)	(82,101)
Cash dividend from subsidiary bank	94,800	—	5,000
Other operating adjustments	10,164	9,054	9,697
Net cash provided by (used in) operating activities	99,639	4,456	9,864
Cash Flows From Investing Activities			
Proceeds from loan payments	—	—	776
Net cash provided by (used in) investing activities	—	—	776
Cash Flows From Financing Activities			
Redemption of common stock for tax withholdings for restricted stock vesting	(3,815)	(4,582)	(3,170)
Purchase of common shares to treasury	(73,466)	—	—
Dividends paid	(3,120)	—	—
Net cash provided by (used in) financing activities	(80,401)	(4,582)	(3,170)
Increase (decrease) in cash and cash equivalents	19,238	(126)	7,470
Cash and cash equivalents, beginning of year	16,820	16,946	9,476
Cash and cash equivalents, end of year	$ 36,058	$ 16,820	$ 16,946

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Directors & Officers

Board of Directors

Anthony J. Fabiano
Chairman of the Board
Metropolitan Bank Holding Corp.
*Former Executive Vice President
and Chief Financial Officer*
Metropolitan Commercial Bank

Mark R. DeFazio
Founder, President and CEO
Metropolitan Bank Holding Corp.

Dale C. Fredston
*Former Executive Vice President
and General Counsel*
Sterling National Bank
and Sterling Bancorp

David J. Gold
Partner
AdvisIRy Partners Group LLC

Harvey M. Gutman
President and Founder
Brookside Advisors, LLC

Terence J. Mitchell
*Former Executive Vice President
and Chief Retail Officer*
Dime Community Bank

Chaya Pamula
*Co-founder,
President and CEO*
Pam Ten Inc.
Founder
SHETEK and SOFKIN

Robert C. Patent
Former President
Colby Capital Corporation

Maria Fiorini Ramirez
President, CEO and Founder
Maria Fiorini Ramirez, Inc.

William Reinhardt
Former Senior Director
Alvarez & Marsal

Katrina Robinson
CEO, Cone Marshall Group
CEO, Teton Trust Company LLC

George J. Wolf Jr.
Former Managing Director
Aon Risk Solutions

Executive Officers

Mark R. DeFazio
Founder, President and CEO

Dixiana M. Berrios
*Executive Vice President
and Chief Operating Officer*

Laura Capra
*Executive Vice President
and Head of Retail Banking*

Daniel F. Dougherty
*Executive Vice President
and Chief Financial Officer*

Frederik F. Erikson
*Executive Vice President
and General Counsel*

Scott Lublin
*Executive Vice President
and Chief Lending Officer*

Nick Rosenberg
*Executive Vice President
and Chief Business
Development Officer*

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders will be held on April 29, 2026 at 9:00 a.m., Eastern Time in a virtual format only.

Stock Listing

The common stock of Metropolitan Bank Holding Corp. is listed on the New York Stock Exchange (NYSE) and trades under the ticker symbol "MCB."

Investor Relations

99 Park Avenue
12th Floor
New York, NY 10016
212 365-6721
IR@MCBankNY.com

Transfer Agent

Computershare

If you have any questions concerning your stockholder account, please contact our transfer agent, Computershare.

P.O. Box 43006
Providence, RI
02940-3006
888 785-7674
web.queries@computershare.com

Electronic Deposit of Dividends

Registered stockholders may have future dividends paid on MCB's common stock, if any, deposited electronically to their checking or savings accounts. To have dividends deposited electronically, go to www.computershare.com/investor to set up your account(s) for direct deposit. You may also send a request by mail to Computershare, P.O. Box 43006, Providence, RI 02940-3006. For more information, call 877-373-6374. The declaration and payment of future dividends is at the discretion of our Board of Directors and depends on a number of factors that are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Investor and Corporate Governance Information

Any stockholder may obtain a copy of the Company's Annual Report on Form 10-K through our corporate website, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. You may also call or write to the Investor Relations contact provided here.

Corporate Headquarters

99 Park Avenue
12th Floor
New York, NY 10016
212 659-0600
MCBankNY.com

Banking Centers

New York

Manhattan

99 Park Avenue
New York, NY 10016
212 365-6700

16 West 46th Street
New York, NY 10036
212 938-0770

1431 Broadway
New York, NY 10018
212 643-6981

1270 Lexington Avenue
New York, NY 10028
646 930-3386

Boro Park, Brooklyn

5102 13th Avenue
Brooklyn, NY 11219
718 851-2105

Great Neck, Long Island

111 Great Neck Road
Great Neck, NY 11021
516 441-5232

New Jersey

Lakewood

311 Boulevard of the Americas, Suite 502
Lakewood, NJ 08701
732 691-4525

Florida

Miami

1111 Brickell Avenue, Suite 1860
Miami, FL 33131

West Palm Beach, *Opens April 2026*

180 Lakeview Avenue, Suite 1220
West Palm Beach, FL 33401

Metropolitan Bank Holding

Since 1999

MCB
LISTED
NYSE

Metropolitan Bank Holding Corp.
99 Park Avenue
12th Floor
New York, NY 10016

MCBankNY.com